                                               Filed Pursuant to Rule 424(b)(3).
                                               Registration Nos. 333-18017
                                                                 333-18017-1
                                                                 333-18017-2
PROSPECTUS
FEBRUARY 10, 1997

                      PETERSEN PUBLISHING COMPANY, L.L.C.

                            PETERSEN CAPITAL CORP.

 OFFER TO EXCHANGE ITS 11 1/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2006 FOR ANY AND ALL OF ITS OUTSTANDING 11 1/8% SERIES A SENIOR SUBORDINATED NOTES DUE
                                     2006

 THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 11,
                            1997, UNLESS EXTENDED.

  Petersen Publishing Company, L.L.C., a Delaware limited liability company (the "Company"), and Petersen Capital Corp., a Delaware corporation ("Capital" and, together with the Company, the "Issuers"), hereby offer (the "Exchange Offer"), upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of their Series B 11 1/8% Senior Subordinated Notes due 2006 (the "New Notes"), registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for each $1,000 principal amount of their outstanding 11 1/8% Senior Subordinated Notes due 2006 (the "Old Notes"), of which $100,000,000 principal amount is outstanding. The form and terms of the New Notes are the same as the form and term of the Old Notes (which they replace), except that the New Notes will bear a Series B designation and will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain provisions relating to an increase in the interest rate which were included in the terms of the Old Notes in certain circumstances relating to the timing of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes (which they replace) and will be issued under and be entitled to the benefits of the Indenture, dated as of November 15, 1996 (the "Indenture"), between the Issuers and United States Trust Company of New York, as trustee. The Old Notes and the New Notes are sometimes referred to herein collectively as the "Notes." See "The Exchange Offer" and "Description of the Notes."

  The Issuers will be jointly and severally liable for all payments due under the New Notes. Interest on the Notes will be paid semi-annually on November 15 and May 15 of each year, commencing on May 15, 1997. The Notes will mature on November 15, 2006 and will not be subject to any sinking fund requirement. The Notes will be redeemable by the Issuers, in whole or in part, at any time on or after November 15, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. Prior to November 15, 1999, the Issuers, at their option, may redeem in the aggregate up to 25% of the original principal amount of the Notes at 111.125% of the aggregate principal amount so redeemed plus accrued and unpaid interest to the redemption date with the Net Proceeds (as defined herein) of one or more Public Equity Offerings (as defined herein), provided that at least $75.0 million of the principal amount of the Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering. See "Description of the Notes--Optional Redemption."

  The Notes will be general unsecured obligations of the Issuers, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Issuers and senior in right of payment to any subordinated indebtedness of the Issuers. The Indenture contains, among other things, covenants restricting the Issuers' ability to incur Additional Indebtedness
(as defined herein), including additional Senior Indebtedness. See
"Description of the Notes--Certain Covenants." As of September 30, 1996, after giving effect to the Transactions (as defined herein) and the Initial Offering (as defined herein), the Company would have had $200.0 million aggregate principal amount of Senior Indebtedness outstanding. In addition, the Company would have had $60.0 million of additional borrowing availability under the Senior Credit Facility (as defined herein). See "Capitalization" and "Description of the Notes." The Company's pro forma earnings were insufficient to cover pro forma fixed charges by $48.4 million for the year ended November 30, 1995 and $35.0 million for the ten
                                            (Cover continued on following page)

                               ----------------

  SEE "RISK FACTORS," BEGINNING ON PAGE 18, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS WHO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
      IS A CRIMINAL OFFENSE.

 (Cover page continued)
months ended September 30, 1996. See "Unaudited Pro Forma Financial Data." The Company's equity securities are held 99.9% by Petersen Holdings, L.L.C. ("Holdings") and 0.1% by BrightView Communications Group, Inc. ("BrightView"). Capital is a wholly owned subsidiary of the Company and will not have substantial operations or assets of any kind and will not have any revenues. The New Notes will be unconditionally guaranteed, on an unsecured senior subordinated basis by Holdings and certain future Restricted Subsidiaries (as defined herein), if any, of Holdings or the Company. The Company is a limited life entity that will continue in existence until December 31, 2016 or dissolution prior thereto as determined under the LLC Agreement (as defined herein). See "Limited Liability Company Agreement."

  In the event of a Change of Control (as defined herein), holders of the Notes will have the right to require the Issuers to purchase their Notes at 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the purchase date. See "Description of the Notes--Change of Control Offer." There can be no assurance that the Issuers will have the financial resources necessary to repurchase the Notes upon a Change of Control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of the Notes--Change of Control Offer." In addition, the Issuers are obligated in certain instances to make offers to repurchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase with the net cash proceeds of certain asset sales. See "Description of the Notes--Certain Covenants--Limitation on Certain Asset Sales."

  The Issuers will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time on March 11, 1997, unless extended by the Issuers in their sole discretion (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m. on the Expiration Date. The Exchange Offer is subject to certain customary conditions. The Old Notes were sold by the Issuers on November 25, 1996 to First Union Capital Markets Corp. and CIBC Wood Gundy Securities Corp. (the "Initial Purchasers") in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act (the "Initial Offering"). The Initial Purchasers subsequently placed the Old Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered hereunder in order to satisfy the obligations of the Issuers under the Registration Rights Agreement (as defined herein) entered into by the Issuers in connection with the Initial Offering. See "The Exchange Offer."

  Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Issuers believe the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. See "The Exchange Offer-Resale of the New Notes." Each broker-dealer (a "Participating Broker-Dealer") that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer as a result of marketmaking activities or other trading activities. The Issuers have agreed that, for a period of 180 days after the Expiration Date, they will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale; provided, however, the Issuers and the Guarantor (as defined herein) have no obligation to amend or supplement this Prospectus unless one of them has received written notice from a Participating Broker-Dealer of their prospectus delivery requirements under the Securities Act within five business days following consummation of the Exchange Offer. See "Plan of Distribution."

 (Cover page continued)
  Holders of Old Notes not tendered and accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and benefits and will be subject to the limitations applicable thereto under the Indenture and with respect to transfer under the Securities Act. The Company will pay all the expenses incurred by it incident to the Exchange Offer. See "The Exchange Offer."

  There has not previously been any public market for the Old Notes or the New Notes. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Notes will develop. See "Risk Factors-Absence of a Public Market Could Adversely Affect the Value of Notes." Moreover, to the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected.

  The New Notes will be available initially only in book-entry form and the Issuers expect that the New Notes issued pursuant to this Exchange Offer will be issued in the form of a Global Note (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Note representing the New Notes will be shown on, and transfers thereof will be effected through, records maintained by the DTC and its participants. After the initial issuance of the Global Note, New Notes in certified form will be issued in exchange for the Global Note only under the limited circumstances set forth in the Indenture. See "Description of the Notes-Book-Entry; Delivery and Form."

  All of the titles of the Company's publications referenced herein are trademarks of the Company.

                             AVAILABLE INFORMATION

  The Issuers and Holdings have filed with the Commission a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the New Notes being offered hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement. For further information with respect to the Issuers and the Exchange Offer, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Exchange Offer Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

  As a result of the filing of the Exchange Offer Registration Statement with the Commission, the Issuers and Holdings will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission. The obligation of the Issuers and Holdings to file periodic reports and other information with the Commission will be suspended if the Notes are held of record by fewer than 300 holders as of the beginning of any fiscal year of the Issuers and Holdings other than the fiscal year in which the Exchange Offer Registration Statement is declared effective. The Issuers have agreed that, whether or not they are required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, they will furnish to the holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuers were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Issuers' certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Issuers were required to file such reports. In addition, for so long as any of the Notes remain outstanding, the Issuers have agreed to furnish to the holders of the Notes or any prospective transferee of any such holder, upon their request the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. All references to fiscal years in this Prospectus refer to years ended November 30. On September 30, 1996, the Company acquired substantially all of the publishing assets and assumed certain liabilities of Petersen Publishing Company (the "Acquisition"). Unless the context otherwise requires: (i) the term "Petersen" refers to the historical operations of the publishing division of Petersen Publishing Company prior to the Acquisition;
(ii) the term "Company" refers to Petersen Publishing Company, L.L.C. and its predecessors and subsidiaries; (iii) the term "Issuers" collectively refers to Petersen Publishing Company, L.L.C. and Petersen Capital Corp., a wholly owned subsidiary of the Company; (iv) the term "Holdings" refers to Petersen Holdings, L.L.C., which owns 99.9% of the Company's equity securities and (v) the term "BrightView" refers to BrightView Communications Group, Inc., which owns 0.1% of the Company's equity securities.

                                  THE COMPANY

  The Company is a leading publisher of special-interest magazines. The Company's diverse portfolio currently contains a total of 73 publications, including 22 monthly publications, 9 bi-monthly publications and 42 singe issue or annual publications. According to Media Market Research Institute, the Company's magazines reach over 40 million readers each month. The Company's nationally-recognized magazines include (i) Motor Trend, which is recognized as a leading authority on new domestic and foreign automobiles and has a current monthly circulation of approximately 1.0 million, (ii) 'TEEN, which has the largest circulation of any of the Company's magazines with a current monthly circulation of over 1.3 million and (iii) Hot Rod, which is one of the largest circulation automotive magazines in the world with a current monthly circulation of over 810,000. The Company's other core publications are well-known in their respective markets and include Guns & Ammo, Skin Diver, 4 Wheel & Off-Road, Car Craft, Petersen's Hunting, Motorcyclist, Sport Truck, Circle Track & Racing Technology ("Circle Track"), Photographic and Dirt Rider. Eight of the Company's 13 core publications ranked first in their respective markets based on annual circulation in 1995, including two magazines that were the only national magazines published in their respective markets.

  The Company's principal sources of revenues are from advertising and circulation. The Company had net revenues of $213.6 million and $189.1 million for fiscal 1995 and the ten months ended September 30, 1996, respectively. Circulation revenues are generated from both subscription and newsstand sales. For fiscal 1995, approximately 58% of the Company's revenues were from advertising, 38% were from circulation (including 20% from subscription sales and 18% from newsstand sales) and 4% were from other sources.

  In fiscal 1995, the Company's 13 core publications each generated a minimum of approximately $1.0 million of profit contribution and, in the aggregate, generated over $55.2 million of the Company's profit contribution. During the same period, no single publication accounted for more than 15% of the Company's net revenues or 28% of profit contribution. As a result of such diversification, the Company believes that it is not dependent on any single publication and is less susceptible to shifts in advertising spending across industry sectors. The Company's core publications collectively average over 30 years in publication and have developed nationally-recognized branded titles within each of their respective markets. By using its core publications as a platform for launching new spin-off publications, the Company has been able to develop a portfolio of highly-specialized publications covering a wide variety of interests. The Company believes that its reputation as a high-quality publisher and its significant market presence have historically enabled its new publications to gain market share more rapidly in their respective special-interest segments.

  Substantially all of the Company's magazines target special-interest enthusiasts. By doing so, the Company is able to deliver a solid core audience to its advertisers on a consistent basis and create an opportunity for its advertisers to efficiently reach their target audience. Due to the special-interest nature of the Company's magazines, readers not only value their specialized editorial content but also rely on such magazines as a catalogue of products in the relevant topic area. This catalogue aspect makes the Company's magazines an essential advertising medium for many of the Company's advertisers. Certain of the Company's advertisers rely on the Company's publications as their primary source of media advertising. As compared to general-interest magazines, the Company believes that its advertising revenues are less susceptible to changes in general economic conditions due to the diversity of its publications, the special-interest nature of its editorial content and the endemic nature of its advertiser base. The endemic nature of the Company's advertiser base refers to the fact that a significant portion of the Company's advertising revenues are from advertisers that are manufacturers, marketers or distributors of products that relate directly to the editorial content of the magazines in which they advertise. In addition, the Company has a diverse advertiser base, with its top 25 advertisers accounting for only 32.6% and 32.8% of the Company's advertising revenues during fiscal 1995 and the ten months ended September 30, 1996, respectively.

  In addition to offering its advertisers targeted advertising within individual magazines, the Company can offer its advertisers the ability to reach a large audience by advertising across the Company's large portfolio of magazines. Management believes this capability was not fully developed by Petersen's prior management. In particular, the Company believes that many of its publications provide its advertisers with unique access to the adult male (ages 18 to 34) and young female (ages 12 to 19) markets. The Company believes that, in the aggregate, its publications reach more adult males than those of any other magazine publisher and reach over one-third of all young females in the United States. In 1995, the Company's magazines reached an aggregate of approximately 36.5 million of the approximately 60.1 million adult males in the United States, or 60.7% of the market. The circulation of the Company's magazines targeting adult males and young females is dependent to a certain extent on the number of persons in such demographic groups in the U.S. population at any given time. The adult male market is particularly attractive to advertisers due to its size and overall purchasing power, while the young female market provides advertisers with the opportunity to establish brand recognition during the formative stages of this important consumer group's buying patterns.

  The following table sets forth certain information regarding the Company's 13 core publications for its fiscal year ended November 30, 1995:

                                  NET                  TOTAL         CIRCULATION
   MAGAZINE TITLE             REVENUES(A)         CIRCULATION(B)     RANK(B)(C)
   --------------        --------------------- --------------------- -----------
                         (AMOUNTS IN MILLIONS) (COPIES IN THOUSANDS)
   Motor Trend.........          $31.3                  950.6          2 of 4
   'TEEN...............           24.1                1,311.8          3 of 3
   Hot Rod.............           19.7                  810.2          1 of 2
   Guns & Ammo.........           13.6                  570.8          1 of 2
   Skin Diver..........           13.3                  229.0          1 of 2
   4 Wheel & Off-Road..           12.0                  367.7          1 of 2
   Car Craft...........            9.8                  389.7          1 of 1
   Petersen's Hunting..            7.3                  331.2          1 of 1
   Motorcyclist........            6.8                  239.6          2 of 2
   Sport Truck.........            6.2                  192.1          1 of 2
   Circle Track........            6.0                  131.6          2 of 2
   Photographic........            5.7                  217.5          3 of 3
   Dirt Rider..........            5.4                  160.8          1 of 3

--------
(a) Includes advertising, circulation and other revenues for the year ended November 30, 1995.
(b) Based on the average circulation for each publication for the year ended December 31, 1995.
(c) Includes only national publications that are tracked by industry analysts and does not include small regional publications and newsletters

  The Company completed the Acquisition on September 30, 1996. The Company's investors pursued the Acquisition because they believed it offered an attractive opportunity to: (i) acquire a diverse portfolio of profitable magazines with significant growth potential; (ii) bring together a skilled and experienced management team, consisting of the Company's new senior managers and Petersen's existing publishers and editorial staff; (iii) apply professional management techniques to the Company's portfolio and improve its operating results by increasing circulation and advertising revenues and reducing operating costs and (iv) further develop the Company's brand-name franchises with limited additional capital investment. Management believes that opportunities exist to achieve each of these results both in the near term and on a going-forward basis.

                        BUSINESS AND OPERATING STRATEGY

  The Company's core publications collectively average over 30 years in publication and have developed nationally-recognized branded titles in each of their respective markets. The Company believes that the enthusiast nature of its readership provides it with a loyal subscriber base and enables it to deliver a solid core audience to its advertisers on a consistent basis. As a result, management believes that the Company maintains a number of significant competitive advantages.

  Historically, Petersen expanded primarily by introducing special-interest magazines to serve niche audiences in areas in which its founder had a personal interest. In pursuing such expansion, Petersen maintained a consistent focus on the high-quality editorial content of its magazines. However, Petersen was organized into six distinct publishing groups that essentially operated independently from one another and were focused primarily on editorial development and advertising revenue generation rather than overall profitability. As a result, management believes that Petersen did not fully realize all available operating synergies.

  The Company's new management team has significant experience in the magazine publishing industry. Based upon such experience, management has developed a detailed business and operating strategy for the Company, primarily comprising operating policies and procedures that have proven successful in their prior experience and are widely practiced throughout the publishing industry. The Company's business and operating strategy is primarily designed to leverage off of its nationally-recognized brand names and improve the profitability of the Company. The key elements of this strategy include:

  REORGANIZE OPERATING STRUCTURE. Following the Acquisition, new management reorganized several operating areas of the Company to facilitate a more integrated and unified approach to circulation, production and advertising sales, while retaining independent editorial direction of its magazines. The Company's circulation operations, which include such functions as subscription marketing and planning, fulfillment and newsstand distribution, were previously organized by magazine group and managed by generalists focused on each magazine group. Circulation operations have been reorganized on a functional basis across all of the Company's publications and will be managed by specialists within each function. Certain of these functions are being relocated to New York in order to take advantage of expertise not readily available elsewhere. In addition, the Company's production activities are being centralized across all of its publications rather than by magazine group. The Company's national advertising sales management is being relocated from Los Angeles to New York to be in closer proximity to national advertising accounts. Similarly, management of the young women's titles is being moved to New York to increase the visibility of such magazines among advertisers in the fashion and cosmetic industries.

  IMPLEMENT OPERATING IMPROVEMENTS. Management has identified and has substantially implemented operating improvements that are expected to result in significant cost savings. These measures include the following:

  . REDUCE OPERATING COSTS. At the time of the Acquisition, management identified certain cost reduction measures, including: (i) savings in personnel and related net lease costs; (ii) lower utilization of temporary employees and services; (iii) the consolidation of one or more of the Company's regional sales offices; (iv) tighter purchasing procedures and controls and (v) reductions in the Company's travel and entertainment expenditures. A substantial number of these cost reduction measures have been completed, including personnel reductions expected to result in annualized cost savings of approximately $4.9 million.

  . RESTRUCTURE VENDOR RELATIONSHIPS. Immediately following the Acquisition, management commenced an extensive review of the Company's significant vendor relationships, including its printing, paper supply, fulfillment and newsstand distribution arrangements. Based on that review and meetings with certain of such vendors, management believes that there are opportunities to enhance these relationships and to improve the economic terms of such arrangements for the Company. Although no definitive agreements have been executed, the Company believes that it will be successful in achieving more favorable terms with many of its vendors.

  . IMPROVE PERFORMANCE OF CERTAIN PUBLICATIONS. Management believes that it can improve the Company's profitability by implementing changes designed to eliminate or significantly reduce the losses currently being generated by certain of the Company's publications. The Company has five magazines (Sassy, Sport, Petersen's Golfing, Bicycle Guide and Mountain Biker) that collectively accounted for negative profit contribution of $7.6 million and $6.3 million for fiscal 1995 and the ten months ended September 30, 1996, respectively. In December 1996, the Company completed the process of merging Sassy into 'TEEN, thereby eliminating the losses being generated by Sassy. Sassy generated negative profit contribution of $4.7 million and $3.2 million for fiscal 1995 and the ten months ended September 30, 1996, respectively. While the remaining magazines collectively are expected to break even or be marginally profitable in fiscal 1997, in the event such magazines continue to generate losses, management expects to take one or more of the following actions: (i) discontinue or sell such magazines; (ii) merge such magazines with the Company's existing magazines or (iii) enter into strategic partnerships with third parties. Management expects that a final decision with respect to each magazine will be made by the end of fiscal 1997.

  INCREASE CIRCULATION AND ADVERTISING REVENUES. Management believes that there are significant opportunities to increase circulation and advertising revenues. The Company has historically focused on the newsstand distribution channel and has relied heavily upon agency subscription sales in managing its circulation operations. Management believes that it can increase subscription revenues by instituting programs designed to increase the number of readers who buy subscriptions directly from the Company. For example, the Company has begun to develop a database of its over 32 million current or former subscribers that will allow it to cross-sell its other publications to such subscribers. In addition, management intends to increase the newsstand and subscription prices on certain of its publications in order to bring such prices in line with competitive publications.

  Management believes that it can increase the Company's advertising revenues by adopting a more unified approach to advertising sales, which will focus on enhancing the ability of the Company's advertisers to purchase advertising space across all of the Company's magazines that reach their target markets. In addition, management intends to increase the Company's advertiser base by targeting new advertisers and advertisers in other industry categories. Such advertisers include, among others, manufacturers of men's apparel, footwear and accessories and alcoholic beverages. The Company has also implemented a new commission sales policy designed to provide more effective incentives to the Company's advertising sales force. Prior management's policy did not provide additional incentives to sales personnel once they had reached their annual sales target, which often occurred prior to the conclusion of Petersen's fiscal year. In addition, by designing the database described above with the capability of identifying specific segments within each of its markets, the Company believes it can offer its advertisers increased value and thus generate additional advertising revenues.

  ESTABLISH PERFORMANCE-BASED INCENTIVES. The significant equity interests held by the Company's senior management provide such executives with an incentive to maximize the Company's overall profitability. In addition, to provide incentives to the Company's existing management and assist management in implementing the new business strategy, the Company plans to adopt new compensation arrangements designed to reward managers and other participating employees based upon the Company's operating performance.

  Develop Ancillary Revenue Sources. The Company was historically operated as a traditional consumer magazine company deriving substantially all of its revenues from advertising and circulation sales. On an industry-wide basis, management estimates, based upon its experience in the industry, that consumer magazine publishers currently derive approximately 10% to 20% of their revenues from ancillary revenue sources while the Company currently derives only about 4% of its revenues from such sources. In recent months, the Company has begun to explore the ancillary revenue opportunities afforded by its well-established brand names. For example, the Company has recently entered into licensing agreements relating to the use of its Motor Trend and Hot Rod brand names for weekly television shows on The Nashville Network (TNN) and its Guns & Ammo brand name for a weekly television show on ESPN. In addition, because the editorial content of many of its magazines would also appeal to readers outside of the United States, management believes that significant opportunities exist to establish international licensing agreements, particularly in Asia, Australia, Great Britain and Western Europe. The Company believes that there are significant opportunities to increase revenues by leveraging off the editorial content and the nationally-recognized brand names of the Company's existing publications through licensing arrangements, strategic joint ventures, retail alliances, subscriber list rentals, affinity group marketing and electronic publishing.

  Establish New Titles. The Company has successfully expanded its magazine portfolio by launching new publications to serve niche audiences in related markets and by making selective acquisitions of existing magazine titles. Thirteen of the Company's 31 current monthly and bimonthly titles were launched or acquired by the Company since 1990. The Company plans to continue to develop and launch new special-interest magazines and acquire existing magazines that will complement and enhance its existing portfolio.

                                THE TRANSACTIONS

  The Acquisition. The Company completed the Acquisition on September 30, 1996. The aggregate purchase price of the Acquisition, which is subject to certain working capital adjustments, was $450.0 million, plus the assumption of certain ongoing liabilities incurred in the ordinary course of business. The Company expects to receive at least $2.7 million from Petersen as a result of the working capital adjustment.

  The Financing Plan. The Initial Offering was part of a plan designed to enable the Company to finance the Acquisition and to provide additional liquidity. In connection with the Acquisition, the Company: (i) borrowed $200.0 million under a $260.0 million senior credit facility (the "Senior Credit Facility"); (ii) borrowed $100.0 million under a bridge financing facility (the "Bridge Financing Facility") and (iii) received equity contributions of $165.3 million from an investor group led by Willis Stein & Partners, L.P. ("Willis Stein"). The Acquisition, the borrowings under the Senior Credit Facility and the Bridge Financing Facility and the equity contributions are collectively referred to herein as the "Transactions." The Company applied the net proceeds of the Initial Offering to repay the Bridge Financing Facility.

  The following table sets forth the sources and uses of funds in the Acquisition (dollars in thousands):

   SOURCES:
     Senior Credit Facility(a)(b)(c).................................. $200,000
     Bridge Financing Facility(b).....................................  100,000
     Equity contributions(b)..........................................  165,300
                                                                       --------
       Total sources.................................................. $465,300
                                                                       ========
   USES:
     Acquisition consideration(c)..................................... $450,000
     Fees and expenses(d).............................................   15,300
                                                                       --------
       Total uses..................................................... $465,300
                                                                       ========

--------
(a) On a pro forma basis, as of September 30, 1996, the Company would have had $60.0 million of additional borrowing availability under the Senior Credit Facility.
(b) First Union National Bank of North Carolina ("FBNC") and Canadian Imperial Bank of Commerce ("CIBC"), affiliates of the Initial Purchasers are the agents and principal lenders under the Senior Credit Facility. First Union Corporation and CIBC were the lenders under the Bridge Financing Facility. First Union Investors, Inc. and CIBC WG Argosy Merchant Fund 2, L.L.C., both affiliates of the Initial Purchasers, provided a portion of the equity financing in connection with the Acquisition.
(c) Does not reflect the working capital adjustment of at least $2.7 million expected to be paid to the Company by Petersen in connection with the Acquisition. The proceeds therefrom will be used to reduce borrowings under the Senior Credit Facility.
(d) Includes estimated fees and expenses related to the Transactions and the Initial Offering (including the Initial Purchasers' discount). To the extent such fees are less than estimated, the remainder will be applied to working capital.

                                 THE INVESTORS

  The Company's investors (the "Investors") include the following: Willis Stein; First Union Investors, Inc.; CIBC WG Argosy Merchant Fund 2, L.L.C.; Chase Equity Associates, L.P.; BankAmerica Investment Corporation; certain other limited partners of Willis Stein; Robert E. Petersen, Petersen's founder and the Company's Chairman Emeritus; and certain members of the Company's senior management, including Messrs. D. Claeys Bahrenburg, Neal Vitale, James
D. Dunning, Jr., Laurence H. Bloch and Stuart Karu (the "Management Investors"). The Management Investors have significant experience in managing media-related companies and in managing leveraged acquisitions. The Company's controlling investor, Willis Stein, is a private investment fund with committed capital of approximately $343.0 million. The principals of Willis Stein were formerly with Continental Illinois Venture Corporation ("CIVC"), where they managed CIVC's investments in a number of media-related companies as well as other investments.

                                  THE ISSUERS

  Petersen Publishing Company, L.L.C. is a Delaware limited liability company. The Company's equity securities are held 99.9% by Holdings and 0.1% by BrightView. BrightView is the managing member of Holdings and as such controls the policies and operations of Holdings and of the Company. The Company was organized in September 1996 for the principal purpose of completing the Acquisition. Petersen's origins date back to 1948, when its founder, Robert E. Petersen, first began publishing and selling a specialized newsletter entitled Hot Rod. The Company's principal executive offices are located at 6420 Wilshire Boulevard, Los Angeles, California 90048 and its telephone number is (213) 782-2000.

  Petersen Capital Corp., a wholly owned subsidiary of the Company, was incorporated in Delaware for the purpose of serving as a co-issuer of the Notes in order to facilitate the Initial Offering. Capital will not have substantial operations or assets of any kind and will not have any revenues. As a result, holders of the Notes should not expect Capital to participate in servicing the interest or principal obligations of the Notes.

                              THE INITIAL OFFERING

NOTES.......................  The Old Notes were sold by the Issuers on
                              November 25, 1996 to the Initial Purchasers pursuant to a Purchase Agreement, dated November 20, 1996 (the "Purchase Agreement"). The Initial Purchasers subsequently resold the Old Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

REGISTRATION RIGHTS           Pursuant to the Purchase Agreement, the Issuers
AGREEMENT...................  and the Initial Purchasers entered into a
                              Registration Rights Agreement, dated as of November 25, 1996 (the "Registration Rights
                              Agreement"), which grants the holders of the Old
                              Notes certain exchange and registration rights.
                              The Exchange Offer is intended to satisfy such exchange rights which terminate upon the consummation of the Exchange Offer.

                               THE EXCHANGE OFFER

SECURITIES OFFERED..........  $100,000,000 aggregate principal amount of 11
                              1/8% Series B Senior Subordinated Notes due 2006 of the Issuers.

THE EXCHANGE OFFER..........  $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes. As of the date hereof, $100,000,000 aggregate principal amount of Old Notes are outstanding. The Issuers will issue the New Notes to holders on or promptly after the Expiration Date.

                              Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Issuers believe that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each holder accepting the Exchange Offer is required to represent to the Issuers in the Letter of Transmittal that, among other things, the New Notes will be acquired by the holder in the ordinary course of business and the holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes.

                              Any Participating Broker-Dealer that acquired Old Notes for its own account as a result of market-making activities or other trading activities may be a statutory underwriter. Each Participating Broker-Dealer that receives New Notes for its own account pursuant to the

                              Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resale of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities. The Issuers have agreed that, for a period of 180 days after the Expiration Date, they will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale; provided, however, the Issuers and the Guarantor (as defined herein) have no obligation to amend or supplement this Prospectus unless one of them has received written notice from a Participating Broker-Dealer of their prospectus delivery requirements under the Securities Act within five business days following consummation of the Exchange Offer. See "Plan of Distribution."

                              Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes could not rely on the position of the staff of the Commission enunciated in no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Issuers.

EXPIRATION DATE.............  5:00 p.m., New York City time, on March 11, 1997 unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

ACCRUED INTEREST ON THE NEW
 NOTES AND THE OLD NOTES....
                              Each New Note will bear interest from its issuance date. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the issuance date of the New Notes. Such interest will be paid with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

CONDITIONS TO THE EXCHANGE    The Exchange Offer is subject to certain
OFFER.......................  customary conditions, which may be waived by the
                              Issuers. See "The Exchange Offer--Conditions."

PROCEDURES FOR TENDERING      Each holder of Old Notes wishing to accept the
OLD NOTES...................  Exchange Offer must complete, sign and date the accompanying Letter of

                              Transmittal, or a facsimile thereof, in
                              accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, or an Agent's Message in connection with a book entry transfer, together with the Old Notes and any other required documentation to the Exchange Agent (as defined) at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Issuers that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person (i) has any arrangement or understanding with any person to participate in the distribution of such New Notes, (ii) is engaging or intends to engage in the distribution of such New Notes, or (iii) is an "affiliate," as defined under Rule 405 of the Securities Act, of the Issuers. See "The Exchange Offer--Purpose and Effect of the Exchange Offer" and "--Procedures for Tendering."

UNTENDERED OLD NOTES........  Following the consummation of the Exchange Offer, holders of Old Notes eligible to participate but who do not tender their Old Notes will not have any further exchange rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

CONSEQUENCES OF FAILURE TO
 EXCHANGE...................
                              The Old Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Issuers, (ii) pursuant to Rule 144A or Rule 144 under the Securities Act or pursuant to some other exemption under the Securities Act, (iii) outside the United States to a foreign person pursuant to the requirements of Rule 904 under the Securities Act, or (iv) pursuant to an effective registration statement under the Securities Act. See "The Exchange Offer--Consequences of Failure to Exchange."

SHELF REGISTRATION            If any holder of the Old Notes (other than any
STATEMENT...................  such holder which is an "affiliate" of the
                              Issuers within the meaning of Rule 405 under the Securities Act) is not eligible under applicable securities laws to participate in the Exchange
                              Offer, and such holder has provided information regarding such holder and the distribution of such holder's Old Notes to the Issuers for use therein, the Issuers has agreed to register the Old Notes on a shelf registration statement (the
                              "Shelf Registration Statement") and use its best efforts to cause it to be declared effective by the Commission as promptly as practical on or after the consummation of the Exchange Offer. The
                              Issuers has agreed to maintain the effectiveness of the Shelf Registration Statement for, under certain circumstances, a maximum of three years, to cover resales of the Old Notes held by any such holders.

SPECIAL PROCEDURES FOR
 BENEFICIAL OWNERS..........
                              Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. The Issuers will keep the Exchange Offer open for not less than twenty days in order to provide for the transfer of registered ownership.

GUARANTEED DELIVERY           Holders of Old Notes who wish to tender their Old
 PROCEDURES.................  Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The
                              Exchange Offer--Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS...........  Tenders may be withdrawn at any time prior to
                              5:00 p.m., New York City time, on the Expiration Date.

ACCEPTANCE OF OLD NOTES AND
 DELIVERY OF NEW NOTES......
                              The Issuers will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

USE OF PROCEEDS.............  There will be no cash proceeds to the Issuers from the exchange pursuant to the Exchange Offer.

EXCHANGE AGENT..............  United States Trust Company of New York.

                                 THE NEW NOTES

GENERAL.....................  The form and terms of the New Notes are the same as the form and terms of the Old Notes (which they replace) except that (i) the New Notes bear a Series B designation, (ii) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of New Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. See "The Exchange Offer--Purpose and Effect of the Exchange Offer." The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes." The Old Notes and the New Notes are referred to herein collectively as the "Notes."

ISSUERS.....................  The New Notes will be joint and several obligations of Petersen Publishing Company,
                              L.L.C. and Petersen Capital Corp.

MATURITY DATE...............  November 15, 2006.

INTEREST PAYMENT DATES......  Interest will accrue on the New Notes from the date of issuance (the "Issue Date") and will be payable semiannually on each November 15 and commencing May 15, 1997.

OPTIONAL REDEMPTION.........  The Notes will be redeemable at the option of the
                              Issuers, in whole or in part, at any time on or after November 15, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. Prior to November 15, 1999, the Issuers, at their option, may redeem in the aggregate up to 25% of the original principal amount to the Notes at 111.125% of the aggregate principal amount so redeemed plus accrued and unpaid interest to the redemption date with the Net Proceeds of one or more Public Equity Offerings, provided that at least $75.0 million of the principal amount of Notes originally issued remain outstanding immediately after the occurrence of any redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering.

RANKING.....................  The Notes will be general unsecured obligations of the Issuers, subordinated in right of payment to all existing and future Senior Indebtedness of the Issuers and senior in right of payment to any subordinated indebtedness of the Issuers. As of September 30, 1996, after giving effect to the Transactions and the Initial Offering, the Company would have had $200.0 million aggregate principal amount of Senior Indebtedness outstanding. In addition, the Company would have had $60.0 million of additional borrowing availability under the Senior Credit Facility.

GUARANTEES..................  The Notes will be unconditionally guaranteed, on an unsecured senior subordinated basis, as to the payment of principal, premium, if any, and interest, jointly and severally (the "Guarantees"), by Holdings and by all direct and indirect domestic Restricted Subsidiaries of Holdings and the Company having either assets or stockholders' equity in excess of $5,000 (the "Guarantors"). The Guarantees will be subordinated to all Senior Indebtedness of the respective Guarantors. See "Description of the Notes--Certain Covenants--Limitation on Creation of Subsidiaries."

CHANGE OF CONTROL...........  In the event of a Change of Control, holders of the New Notes will have the right to require the Issuers to purchase their New Notes at 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the purchase date. There can be no assurance that the Issuers will have the financial resources necessary to repurchase the Notes upon a Change of Control. See "Risk Factors--Limitations on Change of Control" and "Description of the Notes--Change of Control Offer."

ASSET SALE PROCEEDS.........  The Issuers will be obligated in certain instances to make offers to repurchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase with the net cash proceeds of certain asset sales. See "Description of the Notes--Certain Covenants-- Limitation on Certain Asset Sales."

COVENANTS...................  The Indenture contains covenants for the benefit of the holders of the Notes that, among other things, restrict the ability of the Company and any Restricted Subsidiaries (as defined herein) to: (i) incur additional Indebtedness; (ii) pay dividends and make distributions; (iii) issue stock of subsidiaries; (iv) make certain investments; (v) repurchase stock; (vi) create liens; (vii) enter into transactions with affiliates; (viii) enter into sale-leaseback transactions; (ix) merge or consolidate the Company or any Guarantors and (x) transfer and sell assets. The Indenture provides for restrictions on the ability of BrightView and Holdings to incur additional Indebtedness. These covenants are subject to a number of important exceptions, including the allowance of Permitted Tax Distributions (as defined herein) as a result of the Company's status as a limited liability company. See "Description of the Notes-- Certain Covenants."

                                  RISK FACTORS

  Prospective investors should carefully consider the specific matters set forth under "Risk Factors" as well as the other information and data included in this Prospectus before tendering the Old Notes in exchange for New Notes.

                       SUMMARY HISTORICAL FINANCIAL DATA

  The following tables present summary historical financial data for each of the five years in the period ended November 30, 1995 and for the ten-month period ended September 30, 1996 that have been derived from the audited financial statements of Petersen. The statements of income and divisional equity and statements of cash flows for each of the three years in the period ended November 30, 1995 and for the ten months ended September 30, 1996 and the notes thereto appear elsewhere in this Prospectus. The summary historical statement of operations data for the ten months ended September 30, 1995 of Petersen have been derived from unaudited financial statements, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results for the ten months ended September 30, 1996 are not necessarily indicative of results that may be expected for the entire year.

                                                                              TEN MONTHS ENDED
                                    YEARS ENDED NOVEMBER 30,                   SEPTEMBER 30,
                          ------------------------------------------------  --------------------
                            1991      1992      1993      1994      1995       1995       1996
                          --------  --------  --------  --------  --------  -----------  ------
                                     (DOLLARS IN THOUSANDS)                 (UNAUDITED)
STATEMENT OF OPERATING
 DATA:
Net revenues............  $179,357  $180,503  $186,322  $201,967  $213,615   $178,650   $189,114
Production, selling and
 other direct costs.....   144,280   135,250   141,562   149,182   171,112    140,436    148,713
                          --------  --------  --------  --------  --------   --------   --------
Gross Profit............    35,077    45,253    44,760    52,785    42,503     38,214     40,401
General and
 administrative
 expenses...............    32,089    32,328    35,604    33,267    28,145     23,537     24,650
                          --------  --------  --------  --------  --------   --------   --------
Operating income........     2,988    12,925     9,156    19,518    14,358     14,677     15,751
Interest income, net....    (1,429)     (856)     (317)     (476)     (549)      (428)      (352)
Gain on sale of assets..       --        --        --        --        --         --      (1,554)
                          --------  --------  --------  --------  --------   --------   --------
Income before provision
 for income taxes.......     4,417    13,781     9,473    19,994    14,907     15,105     17,657
Provision for income
 taxes(a)...............       125       267       251       698       549        458        331
                          --------  --------  --------  --------  --------   --------   --------
Net income..............  $  4,292  $ 13,514  $  9,222  $ 19,296  $ 14,358   $ 14,647   $ 17,326
                          ========  ========  ========  ========  ========   ========   ========
BALANCE SHEET DATA (AT
 PERIOD END):
Working capital
 deficiency.............                                                                $ (2,791)
Total assets............                                                                  50,541
Total debt..............                                                                     --
Total capital
 deficiency.............                                                                  (1,672)
OTHER DATA
Depreciation and
 amortization...........  $  4,496  $  3,381  $  3,137  $  3,118  $  3,439   $  2,704   $  2,704
Capital expenditures....     4,018     1,419     4,739     2,866     4,423      3,492        768
Cash provided by
 operating activities...     5,254     2,479    10,680    27,059     9,593      5,530     24,719
Cash provided by (used
 in) investing
 activities.............     2,951    11,545       (30)  (14,478)    2,254      3,185      5,421
Cash provided by (used
 in) financing
 activities.............       113   (14,013)  (14,901)  (17,382)   (6,092)    (5,377)   (27,625)
EBITDA (b)..............     7,484    16,306    12,293    22,636    17,797     17,381     20,009
EBITDA margin...........       4.2%      9.0%      6.6%     11.2%      8.3%       9.7%      10.6%
Ratio of earnings to
 fixed charges..........       3.6x      9.2x      6.8x     12.8x      9.2x      11.9x       9.9x
Earnings available to
 cover fixed
 charges(c).............  $  6,137  $ 15,457  $ 11,120  $ 21,684  $ 16,724   $ 16,548   $ 19,644

--------
(a) Consists of state and local income taxes. As a subchapter S corporation under the Internal Revenue Code of 1986, as amended (the "Code"), Petersen has not been subject to U.S. federal income taxes or most state income taxes. Instead, such taxes have been paid by Petersen's stockholder. Petersen has paid dividends to its stockholder in respect of such tax liabilities.
(b) "EBITDA" is defined as income before interest, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is not a measure of performance under generally accepted accounting principles ("GAAP"). Such items excluded from income in calculating EBITDA are significant components in understanding and evaluating the Company's financial performance. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance GAAP or as a measure of profitability or liquidity, management understands that EBITDA is customarily used in evaluating magazine publishing companies. The EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.
(c) Earnings used in computing the ratio of earnings to fixed charges consist of income before provision for income taxes plus fixed charges. Fixed charges consist of the implied interest element of rent expense for all periods presented except for the ten months ended September 30, 1996 for which fixed charges also included interest expense of $185,000.

                        SUMMARY PRO FORMA FINANCIAL DATA

  The following summary pro forma statement of operations data of the Company give effect to, among other things, the Transactions and the Initial Offering, as if they had occurred at the beginning of each of the periods presented. The following unaudited pro forma condensed balance sheet data of the Company give effect to, among other things, the Transactions and the Initial Offering, as if they had occurred on September 30, 1996. Certain management assumptions and adjustments relating to Transactions and the Initial Offering are described in the accompanying notes hereto. The pro forma information should be read in conjunction with the audited financial statements of Petersen and the notes thereto, as of November 30, 1995 and September 30, 1996 and for each of the three years in the period ended November 30, 1995, and for the ten months ended September 30, 1996 appearing elsewhere in this Prospectus. This pro forma information is not necessarily indicative of the results that would have occurred had the Transactions and the Initial Offering been completed on the dates indicated or the Company's actual or future results or financial position. The summary pro forma statement of operations, balance sheet and other data should be read in conjunction with the information contained in the financial statements of Petersen and the notes thereto, "Unaudited Pro Forma Financial Data," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                             YEAR ENDED      TEN MONTHS ENDED
                                          NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                                          ----------------- ------------------
                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATING DATA:
Net revenues.............................     $213,615           $189,114
Production, selling and other direct
 costs...................................      171,040            147,782
                                              --------           --------
Gross profit.............................       42,575             41,332
General and administrative expenses......       24,432             21,778
Amortization of goodwill.................       31,753             26,461
                                              --------           --------
Operating loss...........................      (13,610)            (6,907)
Interest expense(a)......................       34,814             29,691
Gain on sale of assets...................          --              (1,554)
                                              --------           --------
Loss before provision for income taxes...      (48,424)           (35,044)
Provision for income taxes(b)............          --                 --
                                              --------           --------
Net loss.................................     $(48,424)          $(35,044)
                                              ========           ========
BALANCE SHEET DATA (AT PERIOD END):
Working capital deficiency(c)............                        $(23,030)
Total assets.............................                         522,462
Total debt(d)............................                         300,000
Total equity.............................                         162,082
OTHER DATA:
Depreciation and amortization............     $ 35,192           $ 29,165
Capital expenditures.....................        4,423                768
EBITDA(e)(f).............................       21,582             23,812
EBITDA margin............................         10.1%              12.6%
Pro forma ratio of earnings to fixed
 charges.................................           (g)                (h)

--------
(a) Includes amortization of deferred financing costs related to the financing of the Acquisition in the amount of $4.4 million for the year ended
    November 30, 1995 and $4.1 million for the ten months ended September 30, 1996.
                                              (footnotes continued on next page)

(b) As a limited liability company under the Code, the Company is not subject to U.S. federal income taxes or most state income taxes. Instead, such taxes will be paid by the Company's equity holders. The Company is likely to make distributions to its equity holders in respect of such tax liabilities.

(c) The Company has a pro forma working capital deficiency of $23.0 million as of September 30, 1996 as a result of Petersen retaining all cash and cash equivalents pursuant to the terms of the Acquisition. Pro Forma current liabilities used to calculate this amount include $26.4 million of unearned subscription revenues, net.

(d) Does not give effect to the receipt by the Company of a working capital adjustment of at least $2.7 million expected to be paid to the Company by Petersen in connection with the Acquisition. Such proceeds will be used to reduce borrowings under the Senior Credit Facility.

(e) "EBITDA" is defined as income before interest, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is not a measure of performance under GAAP. Such items excluded from income in calculating EBITDA are significant components in understanding and evaluating the Company's financial performance. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used in evaluating magazine publishing companies. The EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.

(f) Pro forma EBITDA, as presented, reflects the following pro forma adjustments and does not reflect additional anticipated cost savings related to management's business and operating strategy, which is currently being implemented:

                                             YEAR ENDED      TEN MONTHS ENDED
                                          NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                                          ----------------- ------------------
                                                 (DOLLARS IN THOUSANDS)
   Historical EBITDA.....................      $17,797           $20,009
   Pro forma adjustments:
     Replacement of executive
      management(1)......................        3,713             2,872
     Lease modifications(2)..............           72               358
     Cost of excess space(3).............          --                573
                                               -------           -------
   Pro forma EBITDA......................      $21,582           $23,812
                                               =======           =======

                                              (footnotes continued on next page)

  The Company's management believes the following additional adjustments are relevant to evaluating the future operating performance of Company. The following additional adjustments, which eliminate the impact of certain nonrecurring charges and reflect the estimated impact of management's business and operating strategy, are based on estimates and assumptions made and believed to be reasonable by the Company and are inherently uncertain and subject to change. The following calculation should not be viewed as indicative of actual or future results. The following table reflects the effects of these items:

                                              YEAR ENDED      TEN MONTHS ENDED
                                           NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                                           ----------------- ------------------
                                                  (DOLLARS IN THOUSANDS)
   Pro forma EBITDA......................       $21,582           $23,812
   Additional adjustments:
     Consolidation of Sassy(4)...........         4,699             3,234
     Reorganization of loss-producing
      magazine titles(5).................         2,947             3,085
     Nonrecurring software development
      costs(6)...........................         4,026             1,589
     Prior personnel reductions(7).......         3,689             1,539
     Effect of increased paper
      prices(8)..........................         1,417             4,226
     Effect of December 1995 paper
      purchases(9).......................           --              1,098
     Restructuring plan cost
      savings(10)........................         3,786             3,321
     Other estimated cost savings(11)....         1,111               819
                                                -------           -------
       Total pro forma adjustments.......        21,675            18,911
                                                -------           -------
   Adjusted pro forma EBITDA.............       $43,257           $42,723
                                                =======           =======
   Ratio of total debt to adjusted
    annualized pro forma EBITDA(12)......                             5.8x
   Ratio of adjusted pro forma EBITDA to
    pro forma cash interest expense(13)..                             1.7x

  --------
  (1) Represents: (i) compensation and benefits paid to Mr. Petersen, Petersen's Chairman and founder, and Mr. Waingrow, Petersen's former President, net of compensation to be paid to the Company's new management team; (ii) travel and entertainment expenses attributable to Messrs. Petersen and Waingrow and (iii) compensation and benefits paid to certain support personnel and professional consultants working primarily for Messrs. Petersen and Waingrow. See "Unaudited Pro Forma Financial Data."

  (2) Represents amounts paid in the periods presented for rent with respect to certain properties owned by Mr. Petersen over amounts payable in future periods pursuant to new leases negotiated in connection with the Acquisition. See "Unaudited Pro Forma Financial Data."

  (3) As a result of personnel reductions and certain other operational consolidations, the Company will have excess space under lease. The Company estimates that the rental costs allocable to such space were $573,000 for the ten months ended September 30, 1996.

  (4) In December 1996, the Company completed the process of merging Sassy into 'TEEN, thereby eliminating the losses being generated by Sassy. In addition to the cost savings related to the Sassy personnel who will be part of the planned reduction in personnel (for which the costs are included in Note (3) above), the Company expects that the remaining costs of Sassy, net of related revenues, which are summarized below, will be eliminated:

                                               YEAR ENDED      TEN MONTHS ENDED
                                            NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                                            ----------------- ------------------
                                                   (DOLLARS IN THOUSANDS)
     Revenues..............................      $ 3,852           $ 5,348
     Costs and expenses....................        8,551             8,582
                                                 -------           -------
     Total.................................      $(4,699)          $(3,234)
                                                 =======           =======

  (5) Represents losses incurred by Petersen's Golfing, Sport, Bicycle Guide and Mountain Biker during the periods presented. While these magazines collectively are expected to break even or be marginally profitable in fiscal 1997, in the event such magazines continue to generate losses, management expects to take one or more of the following actions: (i) discontinue or sell such magazines; (ii) merge such magazines with the Company's existing magazines or (iii) enter into strategic partnerships with third parties. Management expects that a final decision with respect to each magazine will be made by the end of fiscal 1997.

  (6) In February 1992, Petersen engaged a consulting firm to design and install systems and related software for use in its operations. The systems and software principally related to an electronic magazine layout system, an advertising rate and circulation modeling system and an automated pre-press operating system. These systems were never fully implemented by Petersen, were replaced by
                                              (footnotes continued on next page)
    commercially available systems and were ultimately abandoned during fiscal 1996. Petersen subsequently initiated litigation against the consulting firm. Petersen incurred costs of $4.0 million during the year ended November 30, 1995 and $1.6 million during the ten months ended September 30, 1996 related to the consulting agreement, including an accrual of $0.8 million during the ten months ended September 30, 1996 related to the resulting litigation, which remains the responsibility of Petersen.

  (7) Prior to the Acquisition, Petersen reduced its number of employees in accordance with a plan to reduce costs. The costs of payroll, benefits and severance related to these employee reductions that are estimated to be not recurring were $3.7 million during the year ended November 30, 1995 and $1.5 million during the ten months ended September 30, 1996.

  (8) The market price of the paper that Petersen uses in the production of its magazines rose significantly during the latter part of 1995. According to Resource Information Systems, Inc., the median price for a comparable grade of paper to that used by Petersen was approximately $0.50 per pound over the last 20 years (as adjusted for inflation). Amounts shown reflect the excess of the increased paper prices in the market over the median historical price of $0.50 per pound during the relevant periods.

  (9) In response to the increase in the market price of paper during the latter part of 1995, in December 1995, Petersen purchased a large supply of 32 lb. paper at prices ranging from $0.61 to $0.66 per pound in anticipation of additional price increases and supply shortages continuing through the remainder of 1995 and 1996. By May 1996, paper prices had returned to their historical levels of $0.50 per pound. Amounts shown reflect the excess of the price actually paid by Petersen for paper used over the actual market price for such paper during the relevant periods.

  (10) In connection with the Acquisition, the Company developed and has substantially implemented a restructuring plan, which included the termination of certain employees in various corporate and operating positions. The savings related to the elimination of these salaries and related costs, as if such changes had occurred as of the beginning of the periods presented, are as follows:

                                            YEAR ENDED      TEN MONTHS ENDED
                                         NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                                         ----------------- ------------------
                                                (DOLLARS IN THOUSANDS)
     Production, selling and other
      direct costs......................      $3,135             $2,750
     General and administrative.........         651                571
                                              ------             ------
     Total..............................      $3,786             $3,321
                                              ======             ======

  (11) Represents the estimate of the reduced levels of travel and entertainment expenses which will be incurred by the Company due to fewer employees and new travel and entertainment policies to be implemented by the Company.

  (12) Reflects the receipt by the Company of an estimated working capital adjustment of $2.7 million expected to be paid to the Company by Petersen in connection with the Acquisition. Such proceeds will be applied to reduce borrowings under the Senior Credit Facility.

  (13) Excludes amortization of deferred financing costs related to the financing of the Acquisition in the amount of $4.1 million for the ten months ended September 30, 1996.

(g) Pro forma earnings were insufficient to cover pro forma fixed charges by $48.4 million for the year ended November 30, 1995.

(h) Pro forma earnings were insufficient to cover pro forma fixed charges by $35.0 million for the ten months ended September 30, 1996.

                                 RISK FACTORS

  This Prospectus including the documents incorporated by reference herein, contains certain forward-looking statements. While the Issuers believe these statements are reasonable, prospective investors should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of the risk factors set forth below or other factors. Prospective investors should consider carefully the following factors as well as the other information and data included in this Prospectus tendering Old Notes in exchange for New Notes. The Issuers caution the reader, however, that this list of factors may not be exhaustive and that these or other factors could have an adverse effect on the Company's ability to service its indebtedness, including principal and interest payments on the Notes.

SUBSTANTIAL LEVERAGE; PRO FORMA EARNINGS INSUFFICIENT TO COVER PRO FORMA FIXED CHARGES

  The Company incurred significant debt in connection with the Transactions. As of September 30, 1996, after giving pro forma effect to the Transactions and the Initial Offering, the Company would have had outstanding indebtedness of $300.0 million. The Company's pro forma earnings were insufficient to cover pro forma fixed charges by $48.4 million for the year ended November 30, 1995 and $35.0 million for the ten months ended September 30, 1996. The Company's leveraged financial position poses substantial consequences to holders of the Notes, including the risks that: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on the Notes and the payment of principal and interest under the Senior Credit Facility and other indebtedness; (ii) the Company's leveraged position may impede its ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes and (iii) the Company's highly leveraged financial position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. Based upon the successful implementation of management's business and operating strategy, the Company believes that it will have sufficient capital to carry on its business and will be able to meet its scheduled debt service requirements. However, there can be no assurance that the future cash flow of the Company will be sufficient to meet the Company's obligations and commitments. In addition, the Senior Credit Facility contemplates that all borrowings thereunder will become due by 2004. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. In addition, the terms of existing or future debt agreements, including the Indenture and the Senior Credit Facility, may prohibit the Company from adopting any of these alternatives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Senior Credit Facility" and "Description of the Notes."

FULL IMPLEMENTATION OF BUSINESS AND OPERATING STRATEGY

  Following the Acquisition, the Company employed a new senior management team and adopted a refined business and operating strategy. See "Business--Business and Operating Strategy." This business and operating strategy includes the implementation of certain operating improvements and the adoption of new circulation and advertising strategies. There can be no assurance that the Company will be able to fully implement this new business and operating strategy or that the anticipated results of this strategy, including the reduction of certain operating expenses, will be realized. In addition, after gaining experience with the Company's operations under its new strategy, the Company and the new senior management team may decide to alter or discontinue certain aspects of this strategy. Implementation of this strategy could also be affected by a number of factors beyond the Company's control, such as operating difficulties, increased operating costs, regulatory developments, general economic conditions or increased competition. Any such failure to implement this strategy will have a material adverse effect on the Company's ability to service its indebtedness, including principal and interest payments on the Notes.

  The Company has reflected on a pro forma basis for the year ended November 30, 1995 and the ten months ended September 30, 1996 the anticipated benefits from the operating improvements and cost reduction measures included in management's business and operating strategy. These adjustments are based on a number of estimates and assumptions that, while considered reasonable by the Company, should not be viewed as indicative of the results that would have occurred had the Company's business and operating strategy been implemented on the dates indicated or the Company's actual or future results or financial position. Prospective investors are cautioned not to place undue reliance on these adjustments. See "Unaudited Pro Forma Financial Data."

SUBORDINATION OF NOTES

  The Notes will be unsecured and subordinated to the prior right of payment of all existing and future Senior Indebtedness of the Issuers, including obligations under the Senior Credit Facility. The indebtedness under the Senior Credit Facility will also become due prior to the time the principal obligations under the Notes become due. Subject to certain limitations, the Indenture will permit the Issuers to incur additional Senior Indebtedness. See "Description of the Notes--Certain Covenants--Limitation on Additional Indebtedness." As a result of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency, the assets of the Issuers will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The holders of any indebtedness of the Company's subsidiaries (other than Capital and Restricted Subsidiaries guaranteeing the Notes, if any) will be entitled to payment of their indebtedness from the assets of such subsidiaries prior to the holders of any general unsecured obligations of the Issuers, including the New Notes. In addition, substantially all of the assets of the Issuers and their subsidiaries will or may in the future be pledged to secure other indebtedness of the Issuers. See "Description of Senior Credit Facility" and "Description of the Notes."

RESTRICTIONS IMPOSED BY THE SENIOR CREDIT FACILITY AND THE INDENTURE

  The agreements governing the outstanding indebtedness of the Company impose certain operating and financial restrictions on the Company. The Senior Credit Facility requires the Company to maintain specified financial ratios and tests, among other obligations, including a maximum leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio, each as defined in the Senior Credit Facility. In addition, the Senior Credit Facility restricts, among other things, the Company's ability to: (i) declare dividends or redeem or repurchase capital stock; (ii) prepay, redeem or purchase debt;
(iii) incur liens and engage in sale leaseback transactions; (iv) make loans and investments; (v) issue more debt; (vi) amend or otherwise alter debt and other material agreements; (vii) make capital expenditures; (viii) engage in mergers, acquisitions and asset sales; (ix) transact with affiliates and (x) alter its lines of business. A failure to comply with the restrictions contained in the Senior Credit Facility could lead to an event of default thereunder which could result in an acceleration of such indebtedness. Such an acceleration would constitute an event of default under the Indenture relating to the Notes. In addition, the Indenture restricts, among other things, the Company's ability to: (i) incur additional indebtedness; (ii) pay dividends and make distributions; (iii) issue stock of subsidiaries; (iv) make certain investments; (v) repurchase stock; (vi) create liens; (vii) enter into transactions with affiliates; (viii) enter into sale-leaseback transactions;
(ix) merge or consolidate the Company or any Guarantors and (x) transfer and sell assets. A failure to comply with the restrictions in the Indenture could result in an event of default under the Indenture. See "Description of Senior Credit Facility" and "Description of the Notes."

RISKS ASSOCIATED WITH FLUCTUATIONS IN PAPER COSTS AND POSTAL RATES

  The Company's principal raw material is paper. The Company used 69.6 million, 76.0 million and 84.4 million pounds of commodity grade paper in its fiscal years ended November 30, 1993, 1994 and 1995, respectively, resulting in a total cost of paper during such periods of $29.0 million, $30.5 million and $39.3 million, respectively. While paper prices have increased by an average of less than 1% annually since 1989, certain commodity grades have shown considerable price volatility during that period, including the commodity grade used by the Company. Paper prices rose sharply during the latter part of 1995, and in response, Petersen purchased a large supply of 32 lb. paper in December 1995 at prices ranging from $0.61 to $0.66 per pound in anticipation of additional price increases and supply shortages continuing for the remainder of 1995 and 1996. Petersen purchased enough paper to meet all of its production requirements through September 1996. The price of such paper subsequently returned to historical levels of approximately $0.50 per pound in May 1996. The increase in paper prices in mid 1995 and Petersen's large purchase at such increased prices materially adversely affected Petersen's production, selling and other direct costs for year ended November 30, 1995 and the ten months ended September 30, 1996. The excess of the increased paper prices in the market during the fiscal year ended November 30, 1995 and the ten months ended September 30, 1996 over the median historical price of $0.50 per pound was $1.4 million and $4.2 million, respectively. The excess of the price actually paid by Petersen for paper used during the ten months ended September 30, 1996 over the actual market price for such paper during such periods was $1.1 million.

  Following the Acquisition, the Company entered into an oral agreement with a vendor to secure sufficient paper to meet its projected raw material needs through the end of 1997 at or below current market prices. While there can be no assurances, the Company expects that such agreement will be finalized by the end of March 1997.

  The profitability of the Company's magazine publishing operations is also affected by the cost of postage and could be materially adversely affected if there is an increase in postal rates and the increase is not passed through to the consumer. The last postal rate increase occurred in February 1995. Future fluctuations in paper prices or postal rates could have a material adverse effect on the Company's ability to service its indebtedness, including principal and interest payments on the Notes and could have an effect on quarterly comparisons of the results of operations and financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Raw Materials."

RISKS RELATING TO CONCENTRATION OF REVENUE FROM CERTAIN PUBLICATIONS

  Certain of the Company's publications have historically represented a significant portion of the Company's net revenues and profit contribution, and the Company expects that such publications will continue to do so in the future. In the aggregate, Motor Trend, 'TEEN and Hot Rod accounted for 35.2% and 57.0% of the Company's net revenues and profit contribution, respectively, for the year ended November 30, 1995 and 36.4% and 53.7%, respectively, for the ten months ended September 30, 1996. In addition, the Company derived approximately 17.9% and 20.6% of its advertising revenues from automotive manufacturers of original equipment and aftermarket parts, respectively, in fiscal 1995. As compared to industry standards, the Company believes it has a diversified portfolio of special-interest publications and is not dependent on any single publication; however, a significant decline in the performance of any of these publications or in the advertising spending of the automotive industry could have a material adverse effect on the Company's ability to service its indebtedness, including principal and interest payments on the Notes, and could have an effect on quarterly comparisons of the results of operations and financial condition of the Company.

CYCLICALITY OF ADVERTISING REVENUE

  The Company's principal sources of revenues from the publication of its magazines are derived from advertising and circulation. Circulation revenues are generated from both subscription and newsstand sales. For the year ended November 30, 1995, approximately 58% of the Company's revenues were from advertising, 38% were from circulation (including 20% from subscription sales and 18% from newsstand sales) and 4% were from other sources. Advertising revenues of the Company, as well as those of the consumer magazine industry in general, are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenues have corresponded with economic recoveries while decreases, as well as changes in advertising mix, have corresponded with general economic downturns and regional and local economic recessions. As compared to general-interest magazines, the Company believes that its advertising revenues are less susceptible to changes in general economic conditions due to the diversity of its publications, the special-interest nature of its editorial content and the endemic nature of its advertiser base. The endemic nature of the Company's advertiser base refers to the fact that a significant portion of the Company's advertising revenues are from advertisers that are manufacturers, marketers or distributors of products that relate directly to the editorial content of the magazines in which they advertise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Cyclicality of Advertising Revenue" and "Business-- Industry Overview."

COMPETITION

  The consumer magazine publishing business is highly competitive. The Company principally competes for advertising and circulation revenues with publishers of other special-interest consumer magazines with similar editorial content as those published by the Company. Certain of such competitors are larger and have greater financial resources than the Company. In addition to other special-interest magazines, the Company also competes for advertising revenues with general-interest magazines and other forms of media, including broadcast and cable television, radio, newspaper, direct marketing and electronic media. There can be no assurance that the Company will be able to compete effectively with such other forms of advertising in the future. See "Business-- Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on the continued services of its senior management team. In connection with the Acquisition, the Company retained the services of certain key employees to serve as senior executives of the Company, including
D. Claeys Bahrenburg, Neal Vitale, Richard Willis and the Company's existing executive publishers, all of whom have significant experience in the magazine publishing industry. Messrs. Bahrenburg, Vitale and Willis are each expected to enter into an employment agreement with the Company, which will provide for their continued employment for a five year term. See "Management--Employment Contracts." Although the Company believes it could replace such key employees in an orderly fashion should the need arise, the loss of such key personnel could have a material adverse effect on the Company. The Company will not maintain key person insurance for any of its officers, employees or directors. See "Management--Directors, Executive Officers and Key Employees." Certain of the Company's senior executives, including Messrs. Bahrenburg and Vitale, joined the Company in connection with the Acquisition. While their tenure at the Company to date has been successful, there can be no assurance that these or any of the Company's other executives will continue to be successful in managing the Company in the future.

CONTROLLING EQUITYHOLDER

  The Company's equity securities are held 99.9% by Holdings and 0.1% by BrightView. BrightView is the managing member of Holdings and as such controls the policies and operations of Holdings and of the Company. See "Limited Liability Company Agreement." Under the terms of a Securityholders Agreement (as defined herein), all of the stockholders of BrightView have agreed to vote their shares in favor of those individuals designated by Willis Stein to serve on the Board of Directors of BrightView and granted Willis Stein the right to vote their shares on all significant corporate changes. As a result, Willis Stein has the ability to control the policies and operations of the Company. Circumstances may occur in which the interests of Willis Stein, as the principal equity holder of the Company, could be in conflict with the interests of the holders of the Notes. In addition, the equity investors may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the Notes. See "Security Ownership of Certain Beneficial Owners and Management."

LIMITATIONS ON CHANGE OF CONTROL

  In the event of a Change of Control (as defined) the Issuers will be required to make an offer for cash to repurchase the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the repurchase date. See "Description of the Notes--Certain Definitions." Certain events involving a Change of Control may result in an event of default under the Senior Credit Facility or other indebtedness of the Issuers that may be incurred in the future. Moreover, the exercise by the holders of the Notes of their right to require the Issuers to repurchase the Notes will cause an event of default under the Senior Credit

Facility or such other indebtedness, even if the Change of Control does not. The Issuers' obligations under this provision of the Indenture could delay, deter or prevent a sale of the Company which might otherwise be advantageous to holders of Notes. Finally, there can be no assurance that the Issuers will have the financial resources necessary to repurchase the Notes upon a Change of Control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of the Notes--Change of Control Offer."

RISK OF FRAUDULENT TRANSFER

  Under applicable provisions of the U.S. Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if the Company, at the time it issued the Notes: (i) incurred such indebtedness with intent to hinder, delay or defraud creditors or (ii)(a) received less than reasonably equivalent value or fair consideration for incurring such indebtedness and
(b)(1) was solvent at the time of incurrence, (2) was rendered insolvent by reason of such incurrence (and the application of the proceeds thereof), (3) was engaged or was about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its businesses or (4) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each case, a court of competent jurisdiction could void, in whole or in part, the Notes, or, in the alternative, subordinate the Notes to existing and future indebtedness of the Company. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

  Management believes that, for purposes of the U.S. Bankruptcy Code and state fraudulent transfer or conveyance laws, the Notes are being issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith and that the Company, after the issuance of the Notes and the application of the proceeds thereof, will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with management's view.

ABSENCE OF A PUBLIC MARKET COULD ADVERSELY AFFECT THE VALUE OF THE NOTES

  The Old Notes were issued to, and the Issuers believe are currently owned by, a relatively small number of beneficial owners. Prior to the Exchange Offer, there has not been any public market for the Old Notes. The Old Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for New Notes by holders who are entitled to participate in this Exchange Offer. The holders of Old Notes (other than any such holder that is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act) who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and the Issuers are required to file a Shelf Registration Statement with respect to such Old Notes. The New Notes will constitute a new issue of securities with no established trading market. The Issuers do not intend to list the New Notes on any national securities exchange or seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchasers have advised the Issuers that they currently intend to make a market in the New Notes, but they are not obligated to do so and may discontinue such market making at any time. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer and the pendency of the Shelf Registration Statement. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of the trading market for the New Notes. If a trading market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may be discontinued at any time.

  If a public trading market develops for the New Notes, future trading prices of such securities will depend on many factors including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the New Notes may trade at a discount from their principal amount.

FAILURE TO FOLLOW EXCHANGE OFFER PROCEDURES COULD ADVERSELY AFFECT HOLDERS

  Issuance of the New Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Issuers of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. The Issuers are under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof, and, upon consummation of the Exchange Offer, certain registration rights under the Registration Rights Agreement will terminate. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer."

                               THE TRANSACTIONS

  The Acquisition. The Company completed the Acquisition on September 30, 1996. The aggregate purchase price of the Acquisition, which is subject to certain working capital adjustments, was $450.0 million, plus the assumption of certain ongoing liabilities incurred in the ordinary course of business. The Company expects to receive at least $2.7 million from Petersen as a result of the working capital adjustment.

  The Financing Plan. The Initial Offering was part of a plan designed to enable the Company to finance the Acquisition and to provide for additional liquidity. In connection with the Acquisition, the Company: (i) borrowed $200.0 million under the $260.0 million Senior Credit Facility; (ii) borrowed $100.0 million under the Bridge Financing Facility and (iii) received equity contributions of $165.3 million from an investor group led by Willis Stein. See "Use of Proceeds."

  In connection with the Acquisition, the Company entered into the Senior Credit Facility, among FBNC and CIBC (together, the "Lenders") and the Company, pursuant to which the Lenders will lend to the Company up to $260.0 million in senior secured credit facilities, such amount to be allocated among: (i) a revolving credit facility of up to $60.0 million ( the "Revolving Credit Facility"); a tranche A term loan in an aggregate principal amount of $100.0 million (the "Tranche A Loan") and (iii) a tranche B term loan in an aggregate principal amount of $100.0 million (the "Tranche B Loan" and, together with the Tranche A Loan, the "Term Loans").

  Commitments under the Revolving Credit Facility will not be reduced until maturity on December 31, 2002. The Term Loans will be amortized on a quarterly basis commencing on March 31, 1997. The Tranche A Loan amortizes gradually prior to its maturity in 2002; the Tranche B Loan is payable primarily in two balloon payments due in 2003 and 2004.

  The interest rates per annum applicable to loans under the Senior Credit Facility will be a fluctuating rate of interest measured, at the Company's option, by reference either to: (i) LIBOR plus the applicable borrowing margin or (ii) the published prime rate of the Agent Bank ("ABR") plus the applicable borrowing margin. The applicable borrowing margin for the Revolving Credit Facility and the Tranche A Loans will range from 1.375% to 2.750% for LIBOR based borrowings and 0.125% to 1.500% for ABR based borrowings. The applicable borrowing margin for the Tranche B Loan will be equal to that of the Revolving Credit Facility and Tranche A Loan plus 0.500%; provided, however, that the applicable margin for the Tranche B will not be less than 2.625% for LIBOR based borrowings and 1.375% or ABR based borrowings. In addition, the Company has agreed to pay certain fees to the Lenders with respect to the Senior Credit Facility. See "Description of the Senior Credit Facility."

  The following table sets forth the sources and uses of funds in the Acquisition (dollars in thousands):

SOURCES:
  Senior Credit Facility(a)(b)(c)..................................... $200,000
  Bridge Financing Facility(b)........................................  100,000
  Equity contributions(b).............................................  165,300
                                                                       --------
    Total sources..................................................... $465,300
                                                                       ========
USES:
  Acquisition consideration(c)........................................ $450,000
  Fees and expenses(d)................................................   15,300
                                                                       --------
    Total uses........................................................ $465,300
                                                                       ========

--------
(a) On a pro forma basis, as of September 30, 1996, the Company would have had $60.0 million of additional borrowing availability under the Senior Credit Facility.
(b) FBNC and CIBC, affiliates of the Initial Purchasers, are the agents and principal lenders under the Senior Credit Facility. First Union Corporation and CIBC are the lenders under the Bridge Financing Facility. First Union Investors, Inc. and CIBC WG Argosy Merchant Fund 2, L.L.C., both affiliates of the Initial Purchasers, provided a portion of the equity financing in connection with the Acquisition.
(c) Does not reflect the working capital adjustment of at least $2.7 million expected to be paid to the Company by Petersen in connection with the Acquisition. The proceeds therefrom will be used to reduce borrowings under the Senior Credit Facility.
(d) Includes estimated fees and expenses related to the Transactions and the Initial Offering (including the Initial Purchasers' discount). To the extent that such fees are less than estimated, the remainder will be applied to working capital.

                                 THE INVESTORS

  The Investors pursued the Acquisition because they believed it offered an attractive opportunity to: (i) acquire a diverse portfolio of profitable magazines with significant growth potential; (ii) bring together a skilled and experienced management team, consisting of the Company's new senior managers and Petersen's existing publishers and editorial staff; (iii) apply professional management techniques to the Company's portfolio to improve its operating results by increasing circulation and advertising revenues and reducing operating costs and (iv) further develop the Company's brand-name franchises with limited additional capital investment. Management believes that opportunities exist to achieve each of these results both in the near term and on a going-forward basis. The Investors include the following: Willis Stein; First Union Investors, Inc.; CIBC WG Argosy Merchants Fund 2, L.L.C.; Chase Equity Associates, L.P.; BankAmerica Investment Corporation, certain other limited partners of Willis Stein; Robert E. Petersen, Petersen's founder and the Company's Chairman Emeritus and the Management Investors. Under the terms of a Securityholders Agreement, Willis Stein has the right to designate each member of the Board of BrightView and thus controls the affairs and policies of the Company. See "Security Ownership of Certain Beneficial Owners and Management" and "Limited Liability Company Agreement."

  Willis Stein is a private investment fund with committed capital of approximately $343.0 million. The principals of Willis Stein were formerly with CIVC, where they managed CIVC's investments in a number of media-related companies as well as other investments. The Management Investors have significant experience in managing media-related companies and in managing leveraged acquisitions. Mr. Bahrenburg has served as President of the Magazine Publishing Division of The Hearst Corporation ("Hearst") and as Publisher of both House Beautiful and Cosmopolitan. Mr. Vitale has served in a variety of managerial positions at Cahners Publishing Company, a division of Reed Elsevier, Inc. Such positions included Vice President of Consumer Publishing, Vice President/General Manager of Variety, and, most recently, Group Vice President, Entertainment, where he was responsible for the publication of Variety, Daily Variety, Broadcasting & Cable, Moving Pictures International, On Production and Tradeshow Week. Mr. Dunning currently serves as the Chairman and Chief Executive Officer of TransWestern Publishing Company, L.P. ("TransWestern"), the largest independent publisher of yellow pages in the United States, and was formerly Chairman of SRDS Media Information, L.P. ("SRDS"), a media information and database publisher. Earlier in his career, Mr. Dunning served as Executive Vice President of Ziff Communications and as President of Rolling Stone Magazine. Mr. Bloch is Vice Chairman and Chief Financial Officer of TransWestern and was formerly a director of SRDS. Mr. Karu is a director of TransWestern and was formerly interim Chief Executive Officer and a director of SRDS. See "Management."

                                USE OF PROCEEDS

  The Company incurred $100.0 million of indebtedness under the Bridge Financing Facility pending the issuance and sale of the Old Notes. The Bridge Financing Facility provided for loans in the maximum principal amount of $100.0 million. Such loans were to be repaid from the proceeds from the sale of Notes, and if not paid on or prior to September 30, 1997, were to be converted into term loans with a maturity date of September 30, 2006. The loans under the Bridge Financing Facility bore interest at a fluctuating rate equal to the ABR plus 4.250%. The Company applied the net proceeds of the Initial Offering to repay the Bridge Financing Facility. Affiliates of the Initial Purchasers were the lenders under the Bridge Financing Facility. The Bridge Financing Facility was used to finance a portion of the Acquisition.

  The Exchange Offer is intended to satisfy certain of the Issuers' obligations under the Registration Rights Agreement. The Issuers will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes contemplated in this Prospectus, the Issuers will receive Old Notes in like principal amount, the form and terms of which are the same as the form and terms of the New Notes (which replace the Old Notes), except as described herein.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of September 30, 1996 pro forma to give effect to the Transactions and the Initial Offering. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase or decrease in the indebtedness of the Issuers or the Guarantor. As such, no effect has been given to the Exchange Offer in this capitalization table. The information in this table should be read in conjunction with "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes thereto appearing elsewhere in this Prospectus.

                                                            SEPTEMBER 30, 1996
                                                                PRO FORMA
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
Total debt:
  Senior Credit Facility(a)(b)...........................        $200,000
  Notes..................................................         100,000
                                                                 --------
    Total debt...........................................         300,000
Total equity.............................................         162,082
                                                                 --------
Total capitalization.....................................        $462,082
                                                                 ========

--------
(a) Current borrowings under the Senior Credit Facility consist of $200.0 million of term loans. The Senior Credit Facility also provides for a Revolving Credit Facility in the maximum principal amount of $60.0 million. See "Description of Senior Credit Facility." On a pro forma basis, as of September 30, 1996, the Company would have had $60.0 million of additional borrowing availability under the Revolving Credit Facility.
(b) Does not reflect the working capital adjustment of at least $2.7 million expected to be paid to the Company by Petersen in connection with the Acquisition. The proceeds therefrom will be used to reduce borrowings under the Senior Credit Facility.

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The following unaudited pro forma consolidated financial data (the "Unaudited Pro Forma Financial Data") of the Company have been derived by the application of pro forma adjustments to the historical financial statements of Petersen for the periods indicated. The adjustments are described in the accompanying notes.

  The Unaudited Pro Forma Financial Data give effect to the Transactions and the Initial Offering as if the Transactions and the Initial Offering had occurred as of September 30, 1996, for purposes of the balance sheet data, and as of the beginning of each period presented, for purposes of the statement of operations data. The Unaudited Pro Forma Financial Data do not give effect to any transactions other than the Transactions and the Initial Offering and those discussed in the accompanying notes. The Unaudited Pro Forma Financial Data are provided for informational purposes only and do not purport to represent the results of operations or financial position of the Company had the Transactions and the Initial Offering in fact occurred on such dates, nor do they purport to be indicative of the financial position or results of operations as of any future date or for any future period.

  The Acquisition was accounted for using the purchase method of accounting. The total cost of the Acquisition will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values as of the time the Acquisition was consummated. The excess of purchase cost over the historical basis of the net assets acquired has not been allocated in the accompanying Unaudited Pro Forma Financial Data, but has been reflected therein as goodwill awaiting determination of the fair value of the specific assets to be acquired. For pro forma amortization of such goodwill, the Company has used a 15-year period. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable. The actual allocation of purchase cost, however, and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein.

  Following the Acquisition, the Company employed a new senior management team and adopted a refined business and operating strategy. This business and operating strategy includes the implementation of certain operating improvements and the adoption of new circulation and advertising strategies. The Unaudited Pro Forma Financial Data reflects certain of the cost reduction measures and operating improvements that are part of management's business and operating strategy and implemented in connection with the Acquisition. The Company's management believes that the successful implementation of its business and operating strategy will result in further cost savings and operating improvements. These additional adjustments are set forth in Note (i) to the Unaudited Pro Forma Financial Data. There can be no assurance that the Company will be able to fully implement its new business and operating strategy or that the anticipated results of this strategy, including the reduction of certain operating expenses, will be realized. See "Risk Factors-- Full Implementation of Business and Operating Strategy."

  The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase or decrease in the indebtedness of the Issuers or the Guarantor. As such, no effect has been given to the Exchange Offer in the Unaudited Pro Forma Financial Data.

  The Unaudited Pro Forma Financial Data and accompanying notes should be read in conjunction with the financial statements and accompanying notes thereto and the other financial information included elsewhere in this Prospectus.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

                UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA

                                             YEAR ENDED NOVEMBER 30, 1995
                                           -----------------------------------
                                            PETERSEN   PRO FORMA      COMPANY
                                           HISTORICAL ADJUSTMENTS    PRO FORMA
                                           ---------- -----------    ---------
                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues..............................  $213,615   $    --       $213,615
Production, selling and other direct
 costs....................................   171,112        (72)(a)   171,040
                                            --------   --------      --------
Gross profit..............................    42,503         72        42,575
General and administrative expenses.......    28,145     (3,713)(b)    24,432
Amortization of goodwill..................       --      31,753 (c)    31,753
                                            --------   --------      --------
Operating income (loss)...................    14,358    (27,968)      (13,610)
Interest income...........................      (549)       549 (d)       --
Interest expense..........................       --      34,814 (e)    34,814
                                            --------   --------      --------
Income (loss) before provision for income
 taxes....................................    14,907    (63,331)      (48,424)
Provision for income taxes................       549       (549)(f)       --
                                            --------   --------      --------
Net income (loss).........................  $ 14,358   $(62,782)     $(48,424)
                                            ========   ========      ========
OTHER DATA:
Depreciation and amortization.............  $  3,439                 $ 35,192
Capital expenditures......................     4,423                    4,423
EBITDA(g)(h)..............................    17,797                   21,582
EBITDA margin.............................       8.3%                    10.1%
Ratio of earnings to fixed charges(i).....       9.2x                     --
Earnings available to cover fixed
 charges(i)...............................  $ 16,724                      --


         See Notes to Unaudited Pro Forma Statement of Operations Data.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

                UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA

                                              TEN MONTHS ENDED SEPTEMBER
                                                       30, 1996
                                           -----------------------------------
                                            PETERSEN   PRO FORMA      COMPANY
                                           HISTORICAL ADJUSTMENTS    PRO FORMA
                                           ---------- -----------    ---------
                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues..............................  $189,114   $    --       $189,114
Production, selling and other direct
 costs....................................   148,713       (358)(a)   147,782
                                                           (573)(j)
                                            --------   --------      --------
Gross profit..............................    40,401        931        41,332
General and administrative expenses.......    24,650     (2,872)(b)    21,778
Amortization of goodwill..................       --      26,461 (c)    26,461
                                            --------   --------      --------
Operating income (loss)...................    15,751    (22,658)       (6,907)
Interest income...........................      (537)       537 (d)       --
Interest expense..........................       185     29,506 (e)    29,691
Gain on sale of assets....................    (1,554)       --         (1,554)
                                            --------   --------      --------
Income (loss) before provision for income
 taxes....................................    17,657    (52,701)      (35,044)
Provision for income taxes................       331       (331)(f)       --
                                            --------   --------      --------
Net income (loss).........................  $ 17,326   $(52,370)     $(35,044)
                                            ========   ========      ========
OTHER DATA:
Depreciation and amortization.............  $  2,704                 $ 29,165
Capital expenditures......................       768                      768
EBITDA(g)(h)..............................    20,009                   23,812
EBITDA margin.............................      10.6%                    12.6%
Ratio of earnings to fixed charges(i).....       9.9x                     --
Earnings available to cover fixed
 charges(i)...............................  $ 19,644                      --


         See Notes to Unaudited Pro Forma Statement of Operations Data.

           NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA

(a) In connection with the Acquisition, the pre-existing lease agreement between Petersen and Mr. Petersen was assumed by the Company with certain modifications to rental rates. This adjustment reflects the impact of the lease modifications as if they were effective as of the beginning of the periods presented.

(b) Reflects the net savings in payroll, benefits, and other related expenses resulting from the replacement of Petersen's executive management by the Company's new executive management as if such changes had occurred as of the beginning of the periods presented as follows:

                                             YEAR ENDED      TEN MONTHS ENDED
                                          NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                                          ----------------- ------------------
                                                 (DOLLARS IN THOUSANDS)
   Elimination of Petersen's executive
    management cost......................      $6,323             $5,048
   Cost of consulting contract with
    former executive of Petersen.........        (200)              (167)
   New executive management cost.........      (2,410)            (2,009)
                                               ------             ------
   Total.................................      $3,713             $2,872
                                               ======             ======

  The cost of new management is based on the Employment Agreements (as defined herein) to be entered into between the Company and each of Messrs. Bahrenburg and Vitale and other estimated expenses associated with new management, including director fees and salaries of Holdings' officers.

(c) The Acquisition was accounted for under the purchase method of accounting. Under the purchase method of accounting, a preliminary allocation of the purchase price has been made to major categories of assets and liabilities for purposes of the pro forma financial statements based upon available information and assumptions that the Company's management believes are reasonable. However, such amounts are subject to change and final amounts may differ substantially. The Company is currently performing a study to refine its preliminary allocation of the purchase price, the results of which are not yet available. Assuming the purchase price is $476.3 million (as adjusted to give effect to the receipt by the Company of an estimated $2.7 million working capital adjustment) and such amount is amortized over 15 years, the resulting amortization is $31.8 million for the year ended November 30, 1995 and $26.5 million for the ten months ended September 30, 1996.

(d) Reflects elimination of interest income attributable to cash and investments retained by Petersen.

(e) Reflects the interest expense on the indebtedness incurred by the Company in connection with the Transactions and the Initial Offering, as if the Transactions and the Initial Offering had been consummated as of the beginning of the periods presented, based on the borrowings and their rates expected to be in effect at the offering date as follows:

                                                 YEAR ENDED      TEN MONTHS ENDED
                              RATE    AMOUNT  NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                             ------  -------- ----------------- ------------------
                                            (DOLLARS IN THOUSANDS)
   Senior Credit Facility:
     Unused revolver
      commitment...........   0.500% $ 60,000      $   300           $   250
     Tranche A Loan(1).....   9.000   100,000        9,000             7,500
     Tranche B Loan(1).....   9.500   100,000        9,500             7,917
   Notes...................  11.125   100,000       11,125             9,271
                                                   -------           -------
                                                    29,925            24,938
   Amortization of deferred
    financing costs........                          4,368             4,134
   Imputed interest on
    accrued rent for excess
    space..................                            521               434
                                                   -------           -------
   Total interest expense..                        $34,814           $29,506
                                                   =======           =======

  --------
  (1) The Company has entered into a swap agreement with a bank providing for a fixed base rate of 6.23% in lieu of a floating LIBOR rate covering $150.0 million of the loans under the Senior Credit Facility through October 7, 1997, after which the amount is reduced to $100.0 million through October 7, 1999.

(f) Eliminates the provisions for income taxes since the Company is a limited liability company and will not be subject to the certain state income taxes to which Petersen was subject.

(g) "EBITDA" is defined as income before interest, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is not a measure of performance under GAAP. Such items excluded from income in calculating EBITDA are significant components in understanding and evaluating the Company's financial performance. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used in evaluating magazine publishing companies. The EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.

(h) Pro forma EBITDA, as presented, includes the effects of the pro forma adjustments and does not reflect additional anticipated cost savings related to management's business and operating strategy, which is currently being implemented. The Company's management believes the following additional adjustments are relevant to evaluating the future operating performance of the Company. The following additional adjustments, which eliminate the impact of certain nonrecurring charges reflect the estimated impact of management's business and operating strategy, are based on estimates and assumptions made and believed to be reasonable by the Company and are inherently uncertain and subject to change. The following calculation should not be viewed as indicative of actual or future results. The following table reflects the effect of certain of these items:

                                              YEAR ENDED      TEN MONTHS ENDED
                                           NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                                           ----------------- ------------------
                                                  (DOLLARS IN THOUSANDS)
   Pro forma EBITDA......................       $21,582           $23,812
   Additional adjustments:
     Consolidation of Sassy(1)...........         4,699             3,234
     Reorganization of loss-producing
      magazine titles(2).................         2,947             3,085
     Nonrecurring software development
      costs(3)...........................         4,026             1,589
     Prior personnel reductions(4).......         3,689             1,539
     Effect of increased paper
      prices(5)..........................         1,417             4,226
     Effect of December 1995 paper
      purchase(6)........................           --              1,098
     Restructuring plan cost savings(7)..         3,786             3,321
     Other estimated cost savings(8).....         1,111               819
                                                -------           -------
       Total additional adjustments......        21,675            18,911
                                                -------           -------
   Adjusted pro forma EBITDA.............       $43,257           $42,723
                                                =======           =======
   Ratio of total debt to adjusted
    annualized pro forma EBITDA..........                             5.8x
   Ratio of adjusted pro forma EBITDA to
    pro forma cash interest expense(9)...                             1.7x

  --------
  (1) In December 1996, the Company completed the process of merging Sassy into 'TEEN, thereby eliminating the losses being generated by Sassy. In addition to the cost savings related to the Sassy personnel who were part of the reduction in personnel (for which the costs are included in a pro forma adjustment (see Note (b)), the Company expects that the remaining costs of Sassy, net of related revenues, which are summarized below, will be eliminated:

                                               YEAR ENDED      TEN MONTHS ENDED
                                            NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                                            ----------------- ------------------
                                                   (DOLLARS IN THOUSANDS)
     Revenues..............................      $ 3,852           $ 5,348
     Costs and expenses....................        8,551             8,582
                                                 -------           -------
     Total.................................      $(4,699)          $(3,234)
                                                 =======           =======

  (2) Represents losses incurred by Petersen's Golfing, Sport, Bicycle Guide and Mountain Biker during the periods presented. While these magazines collectively are expected to break even or be marginally profitable in fiscal 1997, in the event such magazines continue to generate losses, management expects to take one or more of the following actions: (i) discontinue or sell such magazines; (ii) merge such magazines with the Company's existing magazines or (iii) enter into strategic partnerships with third parties. Management expects that a final decision with respect to each magazine will be made by the end of fiscal 1997.

  (3) In February 1992, Petersen engaged a consulting firm to design and install systems and related software for use in its operations. The systems and software principally related to an electronic magazine layout system, an advertising rate and circulation modeling system and an automated pre-press operating system. These systems were never implemented by Petersen, were replaced by commercially available systems and were ultimately abandoned during fiscal 1996. Petersen subsequently initiated litigation against the consulting firm. Petersen incurred costs of $4.0 million during the year ended November 30, 1995 and $1.6 million during the ten months ended September 30, 1996 related to the consulting agreement, including an accrual of $0.8 million during the ten months ended September 30, 1996 related to the resulting litigation, which remains the responsibility of Petersen.
  (4) Prior to the Acquisition, Petersen reduced its number of employees in accordance with a plan to reduce costs. The costs of payroll, benefits and severance related to these in employee reductions that are estimated to be not recurring were $3.7 million during the year ended November 30, 1995 and $1.5 million during the ten months ended September 30, 1996.
  (5) The market price of the paper that Petersen uses in the production of its magazines rose significantly during the latter part of 1995. According to Resource Information Systems, Inc., the median price for a comparable grade of paper to that used by Petersen was approximately $0.50 per pound over the last 20 years (as adjusted for inflation). Amounts shown reflect the excess of the increased paper prices in the market over the median historical price of $0.50 per pound during the relevant periods.
  (6) In response to the increase in the market price of paper during the latter part of 1995, in December 1995, Petersen purchased a large supply of 32 lb. paper at prices ranging from $0.61 to $0.66 per pound in anticipation of additional price increases and supply shortages continuing through the remainder of 1995 and 1996. By May 1996, paper prices had returned to their historical levels of $0.50 per pound. Amounts shown reflect the excess of the price actually paid by Petersen for paper used over the actual market price for such paper during the relevant periods.
  (7) In connection with the Acquisition, the Company developed and has substantially implemented a restructuring plan, which included the termination of certain employees in various corporate and operating positions. The savings related to the elimination of these salaries and related costs, as if such changes had occurred as of the beginning of the periods presented, are as follows:

                                            YEAR ENDED      TEN MONTHS ENDED
                                         NOVEMBER 30, 1995 SEPTEMBER 30, 1996
                                         ----------------- ------------------
                                                (DOLLARS IN THOUSANDS)
     Production, selling and other
      direct costs......................      $3,135             $2,750
     General and administrative.........         651                571
                                              ------             ------
     Total..............................      $3,786             $3,321
                                              ======             ======

  (8) Represents the estimate of the reduced levels of travel and entertainment expenses which will be incurred by the Company due to fewer employees and new travel and entertainment policies to be implemented by the Company.
  (9) Excludes amortization of deferred financing costs related to the financing of the Acquisition in the amount of $4.1 million for the ten months ended September 30, 1996.
(i) Earnings used in computing the pro forma ratio of earnings to fixed charges consist of pro forma income before provision for income taxes plus pro forma fixed charges. Pro forma fixed charges consist of: (i) interest expense, including amortization of debt issuance costs and (ii) the implied interest element of pro forma rent expense. Pro forma earnings were insufficient to cover pro forma fixed charges by $48.4 million for the year ended November 30, 1995 and $35.0 million for the ten months ended September 30, 1996.
(j) As a result of personnel reductions and certain other operational consolidations, the Company will have excess space under lease. The amount shown is the Company's estimate of the rental costs which would have been charged to accrued liabilities for excess rental space recorded in the allocation of purchase price if the consolidations had occurred at the beginning of the periods presented.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

                     UNAUDITED PRO FORMA BALANCE SHEET DATA

                                           AS OF SEPTEMBER 30, 1996
                                 -----------------------------------------------
                                            ASSETS AND
                                  PETERSEN  LIABILITIES TRANSACTION     COMPANY
                                 HISTORICAL RETAINED(A) ADJUSTMENTS    PRO FORMA
                                 ---------- ----------- -----------    ---------
                                            (DOLLARS IN THOUSANDS)
ASSETS(B)
Current assets
  Cash and cash equivalents.....  $12,453    $(12,448)   $465,300 (c)  $      5
                                                         (450,000)(d)
                                                          (15,300)(e)
  Short-term investments........       55         (55)        --            --
  Accounts receivable, net......   18,777         --          --         18,777
  Inventories...................    8,518         --       (1,086)(g)     7,432
  Prepaid expenses and other
   current assets...............    1,431        (693)        --            738
                                  -------    --------    --------      --------
Total current assets............   41,234     (13,196)     (1,086)       26,952
Property and equipment, net.....    5,241        (382)        --          4,859
Goodwill, net(b)................    2,924      (2,924)    450,000 (d)   478,994
                                                            1,033 (e)
                                                           14,527 (f)
                                                           13,434 (g)
Deferred financing costs........      --          --       14,011 (e)    11,049
                                                           (2,962)(h)
Other assets....................    1,142        (200)        --            608
                                                 (334)
                                  -------    --------    --------      --------
Total Assets....................  $50,541    $(17,036)   $488,957      $522,462
                                  =======    ========    ========      ========
LIABILITIES AND EQUITY(B)
Current liabilities:
  Accounts payable..............  $ 5,907    $   (965)   $    --       $  4,942
  Accrued payroll and related
   costs........................    5,614      (1,274)      4,700 (g)     9,040
  Customer incentive bonuses....    5,374         --          --          5,374
  Unearned subscription
   revenues, net................   26,443         --          --         26,443
  Other accrued expenses and
   current liabilities..........      687        (448)      3,944 (g)     4,183
                                  -------    --------    --------      --------
Total current liabilities.......   44,025      (2,687)      8,644        49,982
Unearned subscription revenues,
 net............................    6,546         --          --          6,546
Deferred state income taxes.....    1,494      (1,494)        --            --
Other noncurrent liabilities....      148         --        3,704 (g)     3,852
Senior Credit Facility..........      --          --      200,000 (c)   200,000
Notes...........................      --          --      100,000 (c)   100,000
                                  -------    --------    --------      --------
Total liabilities...............   52,213      (4,181)    312,348       360,380
Divisional equity (capital
 deficiency)....................   (1,672)    (12,855)     14,527 (f)       --
Stockholders' equity............      --          --      165,300 (c)   162,082
                                                           (2,962)(h)
                                                             (256)(e)
                                  -------    --------    --------      --------
Total Liabilities and Equity....  $50,541    $(17,036)   $488,957      $522,462
                                  =======    ========    ========      ========

              See Notes to Unaudited Pro Forma Balance Sheet Data.

                NOTES TO UNAUDITED PRO FORMA BALANCE SHEET DATA

(a) Reflects the assets and liabilities to be retained by Petersen.
(b) The Acquisition was accounted for under the purchase method of accounting. Under the purchase method of accounting, a preliminary allocation of the purchase price has been made to major categories of assets and liabilities for purposes of the pro forma financial statements based upon available information and assumptions that the Company's management believes are reasonable. However, such amounts are subject to change and final amounts may differ substantially. The Company is currently performing a study to refine its preliminary allocation of the purchase price, the results of which are not yet available.
(c) Reflects the capitalization of the Company as if the Transactions and the Initial Offering had occurred as of September 30, 1996 (dollars in thousands):

   SOURCES OF FUNDS:
     Senior Credit Facility (1)....................................... $200,000
     Notes............................................................  100,000
     Equity contributions.............................................  165,300
                                                                       --------
       Total sources.................................................. $465,300
                                                                       ========

  --------
  (1) Does not include the estimated payment by Petersen to the Company for a purchase price adjustment of at least $2.7 million to reflect the actual level of working capital on the closing date of the Acquisition. Such proceeds therefrom will be used to reduce borrowings under the Senior Credit Facility.
(d) Reflects the purchase price of the Acquisition.
(e) Reflects the estimated professional fees and expenses related to the Transactions and the Initial Offering and the allocation thereof between deferred financing costs, stockholder's equity and the purchase price of the Acquisition.
(f) Reflects the excess of liabilities over assets acquired from Petersen which is added to the purchase price of the Acquisition.
(g) To accrue for severance costs related to the October 1996 personnel reductions and for the estimated net future costs of excess space under long-term leases which the Company intends to sublease and sales taxes related to the Acquisition and the adjustment of the book value of the Company's inventory.
(h)Reflects the write-off of deferred financing costs upon repayment of the Bridge Financing Facility.

                      SELECTED HISTORICAL FINANCIAL DATA

  The following tables present selected historical financial data for each of the five years in the period ended November 30, 1995 and for the ten-month period ended September 30, 1996 that have been derived from the audited financial statements of Petersen. The statements of income and divisional equity and statements of cash flows for each of the three years in the period ended November 30, 1995 and for the ten months ended September 30, 1996 and the notes thereto appear elsewhere in this Prospectus. The selected historical statement of operations and balance sheet data of Petersen for the ten months ended September 30, 1995 have been derived from unaudited financial statements, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results for the ten months ended September 30, 1996 are not necessarily indicative of results that may be expected for the entire year.

                                                                                 TEN MONTHS
                                    YEARS ENDED NOVEMBER 30,                ENDED SEPTEMBER 30,
                          ------------------------------------------------  --------------------
                            1991      1992      1993      1994      1995       1995       1996
                          --------  --------  --------  --------  --------  ----------- --------
                                     (DOLLARS IN THOUSANDS)                 (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net revenues:
 Advertising............  $101,208  $102,399  $105,101  $116,608  $123,410   $102,672   $112,025
 Newsstand..............    35,191    34,499    37,507    40,048    39,889     33,326     34,318
 Subscriptions..........    39,508    39,300    39,820    40,710    41,963     35,113     35,177
 Other..................     3,450     4,305     3,894     4,601     8,353      7,539      7,594
                          --------  --------  --------  --------  --------   --------   --------
   Net revenues.........   179,357   180,503   186,322   201,967   213,615    178,650    189,114
Production, selling and
 other direct costs.....   144,280   135,250   141,562   149,182   171,112    140,436    148,713
                          --------  --------  --------  --------  --------   --------   --------
Gross profit............    35,077    45,253    44,760    52,785    42,503     38,214     40,401
General and
 administrative
 expenses...............    32,089    32,328    35,604    33,267    28,145     23,537     24,650
                          --------  --------  --------  --------  --------   --------   --------
Operating income........     2,988    12,925     9,156    19,518    14,358     14,677     15,751
Interest income, net....    (1,429)     (856)     (317)     (476)     (549)      (428)      (352)
Gain on sale of assets..       --        --        --        --        --         --      (1,554)
                          --------  --------  --------  --------  --------   --------   --------
Income before provision
 for income taxes.......     4,417    13,781     9,473    19,994    14,907     15,105     17,657
Provision for income
 taxes(a)...............       125       267       251       698       549        458        331
                          --------  --------  --------  --------  --------   --------   --------
   Net income...........  $  4,292  $ 13,514  $  9,222  $ 19,296  $ 14,358   $ 14,647   $ 17,326
                          ========  ========  ========  ========  ========   ========   ========
BALANCE SHEET DATA (AT
 PERIOD END):
Working capital
 (deficiency)...........  $(10,588) $  1,591  $ (3,629) $(11,027) $  5,760              $ (2,791)
Total assets............    56,396    50,973    46,792    55,264    66,808                50,541
Total debt..............       --        --        --        --        --                    --
Total equity (capital
 deficiency)............     4,626     4,126    (1,553)      361     8,627                (1,672)
OTHER DATA:
Depreciation and
 amortization...........  $  4,496  $  3,381  $  3,137  $  3,118  $  3,439   $  2,704   $  2,704
Capital expenditures....     4,018     1,419     4,739     2,866     4,423      3,492        768
Cash provided by
 operating activities...     5,254     2,479    10,680    27,059     9,593      5,530     24,719
Cash provided by (used
 in) investing
 activities.............     2,951    11,545       (30)  (14,478)    2,254      3,185      5,421
Cash provided by (used
 in) financing
 activities.............       113   (14,013)  (14,901)  (17,382)   (6,092)    (5,377)   (27,625)
EBITDA(b)...............     7,484    16,306    12,293    22,636    17,797     17,381     20,009
EBITDA margin...........       4.2%      9.0%      6.6%     11.2%      8.3%       9.7%      10.6%
Pro forma ratio of
 earnings to fixed
 charges................                                               (d)                   (e)
Ratio of earnings to
 fixed charges..........       3.6x      9.2x      6.8x     12.8x      9.2x      11.2x       9.9x
Earnings available to
 cover fixed
 charges(c).............  $  6,137  $ 15,457  $ 11,120  $ 21,684  $ 16,724   $ 16,548   $ 19,644

--------
(a) Consists of state and local income taxes. As a subchapter S corporation under the Code, Petersen has not been subject to U.S. federal income taxes or most state income taxes. Instead, such taxes have been paid by Petersen's stockholder. Petersen has periodically paid dividends to its stockholder in respect of such tax liabilities.
(b) "EBITDA" is defined as income before interest, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is not a measure of performance under GAAP. Such items excluded from income in calculating EBITDA are significant components in understanding and evaluating the Company's financial performance. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used in evaluating magazine publishing companies. The EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.
(c) Earnings used in computing the ratio of earnings to fixed charges consist of income before provision for income taxes plus fixed charges. Fixed charges consist of the implied interest element of rent expense for all periods presented except for the ten months ended September 30, 1996 for which fixed charges also included interest expense of $185,000.
(d) Pro forma earnings were insufficient to cover pro forma fixed charges by $48.4 million for the year ended November 30, 1995.
(e) Pro forma earnings were insufficient to cover pro forma fixed charges by $35.0 million for the ten months ended September 30, 1996.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

  The Company. The Company is a leading publisher of special-interest magazines. The Company's diverse portfolio currently contains a total of 73 publications, including 22 monthly publications, 9 bi-monthly publications and 42 single issue or annual publications. The Company operates primarily within the expanding special-interest segment of the consumer magazine publishing market. Over the last decade, special-interest publications targeted to niche audiences have enjoyed significant growth and are now estimated to account for approximately one quarter of the overall consumer magazine market in terms of total advertising and circulation spending. The Company had net revenues of $213.6 million and $189.1 million for the year ended November 30, 1995 and the ten months ended September 30, 1996, respectively.

  Sources of Revenue. The Company's principal sources of revenues from the publication of its magazines are derived from advertising and circulation. Circulation revenues are generated from both subscription and newsstand sales. For fiscal 1995, approximately 58% of the Company's revenues were from advertising, 38% were from circulation (including 20% from subscription sales and 18% from newsstand sales) and 4% were from other sources. Advertising revenues of the Company, as well as those of the consumer magazine industry in general, are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenues have corresponded with economic recoveries while decreases, as well as changes in advertising mix, have corresponded with general economic downturns and regional and local economic recessions. As compared to general-interest magazines, the Company believes that its advertising revenues are less susceptible to changes in general economic conditions due to the diversity of its publications, the special-interest nature of its editorial content and the endemic nature of its advertiser base. The endemic nature of the Company's advertiser base refers to
the fact that    % of the Company's advertisers are manufacturers, marketers or distributors of products which relate directly to the editorial content of the magazines in which they advertise. See "Business--Industry Overview" and "Risk Factors--Cyclicality of Revenues."

  Potential Operating Improvements. As part of its business and operating strategy, the Company has identified and is in the process of implementing certain cost reduction measures and operating improvements that are expected to result in annual cost savings when compared to Petersen's recent operating history. The following table sets forth certain expenses incurred by Petersen in each of the past three fiscal years and the ten-month periods ended September 30, 1995 and 1996, which the Company believes will not recur in future periods as a result of such cost reduction measures and operating improvements. See "Business--Business and Operating Strategy." Certain of these adjustments are reflected in the Company's unaudited pro forma financial data. See "Unaudited Pro Forma Financial Data." Unless otherwise noted, amounts shown have not been adjusted to reflect additional expenses which the Company expects to incur in future periods, including additional professional fees, interest expense, depreciation and amortization and other expenses. In addition, while the Company believes the following expenses will not recur in future periods, there can be no assurance that the Company will not incur other expenses similar to the expenses described below in future periods. The following calculation should not be viewed as indicative of future results.

                                                              TEN MONTHS ENDED
                                   YEARS ENDED NOVEMBER 30,     SEPTEMBER 30,
                                  --------------------------- -----------------
                                    1993      1994     1995     1995     1996
                                  --------  -------- -------- -------- --------
                                       (DOLLARS IN THOUSANDS)(UNAUDITED)
Compensation of senior
 management(a)................... $ 12,273  $  9,450 $  3,713 $  1,844 $  2,872
Personnel reductions(b)..........    5,927     6,192    7,181    5,693    4,860
Excess travel and entertainment
 expenses(c).....................      917     1,036    1,111      890      819
Renegotiation of lease with
 stockholder and sublease
 revenues to be realized(d)......       52        65       72       60    1,007
Effect of increased paper
 prices(e).......................      --        --     1,417      344    4,226
Effect of December 1995 paper
 purchases(f)....................      --        --       --       --     1,098
Reduced software development
 costs(g)........................    2,475     3,507    4,026    3,281    1,589
Reorganization of loss-producing
 magazine titles(h)..............     (170)    1,707    7,646    5,600    6,319
Reduced retirement plan
 contributions(i)................    2,001     2,271      294      --       --
                                  --------  -------- -------- -------- --------
  Total nonrecurring expenses.... $ 23,475  $ 24,228 $ 25,460 $ 17,712 $ 22,790
                                  ========  ======== ======== ======== ========

(footnotes from previous page)

--------
(a) Represents: (i) compensation and benefits paid to Mr. Petersen, Petersen's Chairman and founder, and Mr. Waingrow, Petersen's former President, net of compensation to be paid to the Company's new management team; (ii) travel and entertainment expenses attributable to Messrs. Petersen and Waingrow and (iii) compensation and benefits paid to certain support personnel and professional consultants working primarily for Messrs. Petersen and Waingrow. See "Unaudited Pro Forma Financial Data."
(b) Represents compensation, related benefits and severance paid to certain former Petersen personnel who were terminated as part of cost reduction programs by Petersen and to employees terminated in October 1996 as part of the Company's personnel reduction program, net of the Company's estimate of a normal level of severance costs after the personnel reduction program is complete. See "Unaudited Pro Forma Financial Data."
(c) Represents the Company's estimate of travel and entertainment expenses incurred by Petersen (excluding expenses included under "compensation of senior management") in excess of such expenses to be incurred by the Company after implementation of new travel and expense policies and personnel reduction.
(d) Represents amounts paid in the periods presented for rent with respect to certain properties owned by Mr. Petersen over amounts payable in future periods pursuant to new leases negotiated in connection with the Acquisition and the Company's estimate of the rental costs which would have been charged to accrued liabilities for excess rental space recorded in the allocation of purchase price if the consolidations had occurred at the beginning of the periods presented. See "Unaudited Pro Forma Financial Data."
(e) Amounts shown reflect the excess of the increased paper prices in the market over the median historical price of $0.50 per pound during the relevant periods. See "--Paper Prices."
(f) Amounts shown reflect the excess of the price actually paid by Petersen for paper used over the actual market price for such paper during the relevant periods. See "--Paper Prices."
(g) See "--Software Consulting Expenses" and "Unaudited Pro Forma Financial
    Data."
(h) Represents losses incurred by Sassy, Petersen's Golfing, Sport, Bicycle Guide and Mountain Biker during the periods presented. In December 1996, the Company completed the process of merging Sassy into 'TEEN, thereby eliminating the losses being generated by Sassy. While the remaining magazines collectively are expected to break even or be marginally profitable in fiscal 1997, in the event such magazines continue to generate losses, management expects to take one or more of the following actions: (i) discontinue or sell such magazines; (ii) merge such magazines with the Company's existing magazines or (iii) enter into strategic partnerships with third parties. Management expects that a final decision with respect to each magazine will be made by the end of fiscal 1997.
(i) The Company will not continue making contributions to Petersen's retirement plan and intends to establish a new defined contribution plan for which the estimated annual cost is $1.0 million annually.

  Paper Prices. The Company's principal raw material is paper. The Company used 69.6 million, 76.0 million and 84.4 million pounds of commodity grade paper in its fiscal years ended November 30, 1993, 1994 and 1995, respectively, resulting in a total cost of paper during such periods of $29.0 million, $30.5 million and $39.3 million, respectively. While paper prices have increased by an average of less than 1% annually since 1989, certain commodity grades have shown considerable price volatility during that period, including the commodity grade used by the Company. Paper prices rose sharply during the latter part of 1995, and in response, Petersen purchased a large supply of 32 lb. paper in December 1995 at prices ranging from $0.61 to $0.66 per pound in anticipation of additional price increases and supply shortages continuing for the remainder of 1995 and 1996. Petersen purchased enough paper to meet all of its production requirements through September 1996. The price of such paper subsequently returned to historical levels of approximately $0.50 per pound in May 1996. The increase in paper prices in late 1995 and Petersen's large purchase at such increased prices materially adversely affected Petersen's production, selling and other direct costs for year ended November 30, 1995 and the ten months ended September 30, 1996, respectively.

  Following the Acquisition, the Company entered into an oral agreement with a vendor to secure sufficient paper to meet its projected raw material needs through the end of fiscal 1997 at or below current market prices. While there can be no assurances, the Company expects that such agreement will be finalized by the end of March 1997. No assurance can be given, however, that future fluctuations in paper prices after 1997 will not have a material adverse effect on the results of operations and financial condition of the Company. See "Risk Factors--Risks Associated with Fluctuations in Paper Costs and Postal Rates" and "Business--Raw Materials."

  Software Consulting Expenses. During the three year period ended November 30, 1995, Petersen engaged a consulting firm to design and install systems and related software for use in its operations. The systems and software principally related to an electronic magazine layout system, an advertising rate and circulation modeling system and an automated pre-press operating system. Petersen incurred total expenses of $2.5 million, $3.5 million and $4.0 million in each of the three years in the period ended November 30, 1995, respectively, with respect to this project. These systems were never completed satisfactorily. Petersen subsequently purchased and installed commercially available systems to perform such functions at a cost of less than $175,000. Petersen is currently engaged in litigation over the matter with the consulting firm and accrued $0.8 million in the ten months ended September 30, 1996 related to such litigation, which remains the responsibility of Petersen.

  Purchase Accounting Effects. The Acquisition was accounted for using the purchase method of accounting. As a result, the Acquisition will prospectively effect the Company's results of operations in certain significant respects. The aggregate pro forma acquisition cost (including the assumption of ongoing liabilities incurred in the ordinary course of business and estimated transaction expenses of $15.3 million) of approximately $479.0 million has been allocated to the tangible and intangible assets acquired and liabilities assumed by the Company based upon their respective fair values as of the acquisition date based upon valuations and other studies that are not yet available. The preliminary allocation of the purchase price of the assets acquired in the Acquisition is estimated to result in annual depreciation and amortization expense of approximately $31.7 million per year. The Company's historical annual depreciation and amortization expense over the past five years has been less than $4.5 million per year. In addition, due to the effects of the increased borrowing of the Company to finance the Acquisition, the Company's interest expense will increase significantly in the periods following the Acquisition.

  Provision for Income Taxes. Prior to the Acquisition, Petersen was operated as a subchapter S corporation under the Code. As a result, it did not incur federal and state income taxes (except with respect to certain states) and, accordingly, no discussion of income taxes is included in "Results of Operations" below. Federal and state income taxes (except with respect to certain states) with respect to Petersen's income during such periods were incurred and paid directly by Petersen's stockholder. Petersen made periodic distributions to its stockholder in respect of such tax liability. As a limited liability company, the Company will also not incur federal and state income taxes (except with respect to certain states). Federal and state income taxes (except with respect to certain states) with respect to the Company's income during future periods will be incurred and paid directly by the Company's equity holders. Pursuant to the terms of its limited liability company agreement, the Company will make distributions to its equity holders in respect of such tax liabilities in future periods.

RESULTS OF OPERATIONS

  The following table summarizes Petersen's historical results of operations as a percentage of revenue for the years ended November 30, 1993, 1994 and 1995 and for the ten month periods ended September 30, 1995 and 1996:

                                                           TEN MONTHS ENDED
                              YEARS ENDED NOVEMBER 30,       SEPTEMBER 30,
                             ----------------------------  ------------------
                               1993      1994      1995      1995      1996
                             --------  --------  --------  --------  --------
                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DA-
 TA:
Net revenues:
  Advertising...............     56.4%     57.7%     57.8%     57.6%     59.2%
  Newsstand.................     20.1      19.9      18.7      18.6      18.1
  Subscriptions.............     21.4      20.1      19.6      19.6      18.6
  Other.....................      2.1       2.3       3.9       4.2       4.1
                             --------  --------  --------  --------  --------
    Total net revenues......    100.0     100.0     100.0     100.0     100.0
Production, selling and
 other direct costs.........     76.0      73.9      80.1      78.6      78.6
                             --------  --------  --------  --------  --------
Gross profit................     24.0      26.1      19.9      21.4      21.4
General and administrative
 expenses...................     19.1      16.4      13.2      13.2      13.0
                             --------  --------  --------  --------  --------
Operating income............      4.9%      9.7%      6.7%      8.2%      8.4%
                             ========  ========  ========  ========  ========
OTHER DATA:
EBITDA......................      6.6%     11.2%      8.3%      9.7%     10.6%

 Ten Months Ended September 30, 1996 Compared to Ten Months Ended September 30, 1995

  Total revenues for the ten months ended September 30, 1996 increased by $10.5 million, or 5.9%, to $189.1 million from $178.6 million for the ten months ended September 30, 1995. Of this increase, advertising revenue accounted for $9.4 million, supplemented by a $1.0 million increase in newsstand revenue. The increase in advertising revenues was due principally to an overall increase in the Company's advertising rates and higher advertising revenues generated by Motor Trend, 'TEEN and All About You! The increase in newsstand revenue was due principally to increased sales of 'TEEN and All About You!

  Production, selling and other direct costs for the ten months ended September 30, 1996 increased by $8.3 million, or 5.9%, to $148.7 million from $140.4 million for the ten months ended September 30, 1995, primarily as a result of increased paper costs and incremental production costs. Production, selling and other direct costs, as a percent of revenues, remained constant at 78.6% of revenues for the 1995 and 1996 periods. See""--Overview--Paper Prices."

  General and administrative expenses for the ten months ended September 30, 1996 increased by $1.1 million, or 4.7%, to $24.6 million from $23.5 million for the ten months ended September 30, 1995, primarily as a result of an accrual of $0.8 million for expenses relating to litigation against the software consultant described in "--Overview--Software Consulting Expenses." General and administrative expenses decreased as a percent of revenues over the same period to 13.0% of revenues for the 1996 period from 13.2% of revenues for the 1995 period.

  Operating income for the ten months ended September 30, 1996 increased by $1.1 million, or 7.3%, to $15.8 million from $14.7 million for the ten months ended September 30, 1995, for the reasons stated above.

 Year Ended November 30, 1995 Compared to Year Ended November 30, 1994

  Total revenues for the year ended November 30, 1995 increased by $11.6 million, or 5.8%, to $213.6 million from $202.0 million for the year ended November 30, 1994. Of this increase, advertising revenue accounted for $6.8 million, partially offset by a $0.2 million decrease in newsstand revenue and supplemented by a $1.3 million increase in subscription revenue. The increase in advertising revenue was principally due to the Company's acquisition of Sassy in December 1994.

  Production, selling and other direct costs for the year ended November 30, 1995 increased by $21.9 million, or 14.7%, to $171.1 million from $149.2 million for the year ended November 30, 1994, primarily as a result of the cost of launching new magazine titles, additional costs associated with the publication of Sassy and increases in paper prices and postal rates. Production, selling and other direct costs increased as a percent of revenues over the same period to 80.1% of revenues for the 1995 period from 73.9% of revenues for the 1994 period due principally to the same causes. See "-- Overview--Paper Prices."

  General and administrative expenses for the year ended November 30, 1995 decreased by $5.2 million, or 15.4%, to $28.1 million from $33.3 million for the year ended November 30, 1994, primarily as a result of lower compensation expense for Mr. Petersen. General and administrative expenses decreased as a percent of revenues over the same period to 13.2% of revenues for the 1995 period from 16.4% of revenues for the 1994 period.

  Operating income for the year ended November 30, 1995 decreased by $5.1 million, or 26.4%, to $14.4 million from $19.5 million for the year ended November 30, 1994, for the reasons stated above.

 Year Ended November 30, 1994 Compared to Year Ended November 30, 1993

  Total revenues for the year ended November 30, 1994 increased by $15.7 million, or 8.4%, to $202.0 million from $186.3 million for the year ended November 30, 1993. Of this increase, advertising revenue accounted for $11.5 million, supplemented by a $2.5 million increase in newsstand revenue and a $0.9 million increase in subscription revenue. The increase in advertising revenue was due primarily to the launch of

Mountain Biker, 5.0 Liter Mustang, Hot Rod Bikes, Mustang & Fords and Custom Classic Trucks and the acquisition of Bicycle Guide.

  Production, selling and other direct costs for the year ended November 30, 1994 increased by $7.6 million, or 5.4%, to $149.2 million from $141.6 million for the year ended November 30, 1993, primarily as a result of incremental production costs from the launch of new magazines. Production, selling and other direct costs decreased as a percent of revenues over the same period to 73.9% of revenues for the 1994 period from 76.0% of revenues for the 1993 period principally due to a new printing contract with more favorable terms.

  General and administrative expenses for the year ended November 30, 1994 decreased by $2.3 million. or 6.6%, to $33.3 million from $35.6 million for the year ended November 30, 1993, primarily as a result of the completion of start-up activities for new magazine titles, partially offset by increased compensation expense for Mr. Petersen. General and administrative expenses decreased as a percent of revenues over the same period to 16.4% of revenues for the 1994 period from 19.1% of revenues for the 1993 period.

  Operating income for the year ended November 30, 1994 increased by $10.3 million, or 113.2%, to $19.5 million from $9.2 million for the year ended November 30, 1993, for the reasons stated above.

LIQUIDITY AND CAPITAL RESOURCES

  Historical Cash Flows from Operating Activities. Net cash provided by operations was $24.7 million for the ten months ended September 30, 1996 compared to $5.5 million for the ten months ended September 30, 1995. Of this difference, $19.9 million relates to changes in inventory levels and $2.7 million relates to increased net income. Net cash provided by operations decreased to $9.6 million for the year ended November 30, 1995 from $27.1 million for the year ended November 30, 1994. This decrease resulted principally from a $10.6 million increase in inventories and a $4.9 million decrease in net income. The increase in net cash provided by operations to $27.1 million for the year ended November 30, 1994 from $10.7 million for the year ended November 30, 1993 was primarily due to a $10.1 million increase in net income and a $6.9 million change in balance in accounts payable.

  Historical Cash Flows from Investing Activities. Net cash provided by investing activities was $5.4 million for the ten months ended September 30, 1996, including $2.5 million in proceeds from the sale of its Viking Color pre-press operations, compared to $3.3 million for the ten months ended September 30, 1995. Net cash provided by (used in) investing activities was $2.3 million, $(14.5) million and $(30,000) in the years ended November 30, 1995, 1994 and 1993, respectively. The changes were primarily due to the purchase and sale of marketable securities with cash. See "Capital Expenditures" below for the level of capital expenditures.

  Historical Cash Flow from Financing Activities. Net cash used in financing activities, which was comprised solely of distributions of Petersen's S corporation earnings to its stockholder and changes in advances to other divisions of Petersen, were $27.6 million, $5.4 million, $6.1 million, $17.4 million and $14.9 million for the ten months ended September 30, 1996 and 1995 and the years ended November 30, 1995, 1994 and 1993, respectively.

  Financing Activities Relating to the Acquisition. The Initial Offering was part of a plan designed to enable the Company to finance the Acquisition and to provide for additional liquidity. In connection with the Acquisition, the
Company: (i) borrowed $200.0 million under the $260.0 million Senior Credit Facility; (ii) borrowed $100.0 million under the Bridge Financing Facility and
(iii) received equity contributions of $165.3 million from an investor group led by Willis Stein. The Company used the proceeds from the Initial Offering to repay the Bridge Financing Facility. See "The Transactions."

  The borrowings under the Senior Credit Facility consist of a $100.0 million Tranche A Loan and a $100.0 million Tranche B Loan, maturing on December 31, 2002 and September 30, 2004, respectively. The Revolving Credit Facility provides for borrowings in the maximum principal amount of $60.0 million. The Tranche A Loan amortizes gradually prior to maturity; the Tranche B Loan is payable primarily in two balloon payments due in 2003 and 2004. The Revolving Credit Facility becomes due in full on December 31, 2002. The Senior Credit Facility contains customary provisions with respect to security, covenants (including financial covenants) and events of default. See "Description of Senior Credit Facility."

  Capital Expenditures. The Company's operations are not capital intensive. Capital expenditures were $0.8 million and $3.5 million in the ten months ended September 30, 1996 and 1995, respectively, and $4.4 million, $2.9 million and $4.7 million in the fiscal years ended November 30, 1995, 1994 and 1993, respectively.

  Liquidity. The Company's principal sources of funds following the Acquisition are anticipated to be cash flows from operating activities and borrowings under the Senior Credit Facility. Based upon the successful implementation of management's business and operating strategy, the Company believes that these funds will provide the Company with sufficient liquidity and capital resources for the Company to meet its current and future financial obligations, including the payment of principal and interest on the Notes, as well as to provide funds for the Company's working capital, capital expenditures and other needs. No assurance can be given, however, that this will be the case. The Company's future operating performance and ability to service or refinance the Notes and to repay, extend or refinance the Senior Credit Facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control. See "Risk Factors."

  In the event of a Change of Control, the Company will be required to make an offer for cash to repurchase the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the repurchase date. Certain events involving a Change of Control will result in an event of default under the Senior Credit Facility or other indebtedness of the Company that may be incurred in the future. Moreover, the exercise by the holders of the Notes of their right to require the Company to repurchase the Notes may cause an event of default under the Senior Credit Facility or such other indebtedness, even if the Change of Control does not. Finally, there can be no assurance that the Company will have the financial resources necessary to repurchase the Notes upon a Change of Control. See "Risk Factors--Change of Control" and "Description of the Notes--Change of Control Offer."

INFLATION

  The Company believes that inflation has not had a material impact on its results of operations for three years ended November 30, 1995.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), which is effective for the Company in fiscal 1997. The Company does not expect the adoption of SFAS No. 121 to have a material impact on the Company's financial position or results of operations.

                                   BUSINESS

  The Company is a leading publisher of special-interest magazines. The Company's diverse portfolio currently contains a total of 73 publications, including 22 monthly publications, 9 bimonthly publications and 42 single issue or annual publications. According to Media Market Research Institute, the Company's magazines reach over 40 million readers each month. The Company's nationally-recognized magazines include: (i) Motor Trend, which is recognized as a leading authority on new domestic and foreign automobiles and has a current monthly circulation of approximately 1.0 million; (ii) 'TEEN, which has the largest circulation of any of the Company's magazines with a current monthly circulation of over 1.3 million and (iii) Hot Rod, which is one of the largest circulation automotive magazines in the world with a current monthly circulation of over 810,000. The Company's other core publications are well-known in their respective markets and include Guns & Ammo, Skin Diver, 4 Wheel & Off-Road, Car Craft, Petersen's Hunting, Motorcyclist, Sport Truck, Circle Track, Photographic and Dirt Rider. Eight of the Company's 13 core publications ranked first in their respective markets base on annual circulation in 1995, including two magazines that were the only national magazines published in their respective markets.

  The Company's principal sources of revenues are from advertising and circulation. The Company had net revenues of $213.6 million and $189.1 million for fiscal 1995 and the ten months ended September 30, 1996, respectively. Circulation revenues are generated from both subscription and newsstand sales. For fiscal 1995, approximately 58% of the Company's revenues were from advertising, 38% were from circulation (including 20% from subscription sales and 18% from newsstand sales) and 4% were from other sources.

  In fiscal 1995, the Company's 13 core publications each generated a minimum of approximately $1.0 million of profit contributions and, in the aggregate, generated over $55.2 million of the Company's profit contribution. During the same period, no single publication accounted for more than 15% of the Company's net revenues or 28% of profit contribution. As a result of such diversification, the Company believes that it is not dependent on any single publication and is less susceptible to shifts in advertising spending across industry sectors. The Company's core publications collectively average over 30 years in publication and have developed nationally-recognized branded titles within each of their respective markets. By using its core publications as a platform for launching new "spin-off" publications, the Company has been able to develop a portfolio of highly-specialized publications covering a wide variety of interests. The Company believes that its reputation as a high-quality publisher and its significant market presence has historically enabled its new publications to gain market share more rapidly in their respective special-interest segments.

  Substantially all of the Company's magazines target special-interest enthusiasts. By doing so, the Company is able to deliver a solid core audience to its advertisers on a consistent basis and create an opportunity for its advertisers to efficiently reach their target audience. Due to the special-interest nature of the Company's magazines, readers not only value their specialized editorial content but also rely on such magazines as a catalogue of products in the relevant topic area. This catalogue aspect makes the Company's magazines an essential advertising medium for many of the Company's advertisers. Certain of the Company's advertisers rely on the Company's publications as their primary source of media advertising. As compared to general-interest magazines, the Company believes that its advertising revenues are less susceptible to changes in general economic conditions due to the diversity of its publications, the special-interest nature of its editorial content and the endemic nature of its advertiser base. The endemic nature of the Company's advertiser base refers to the fact that a significant portion of the Company's advertising revenues are from advertisers that are manufacturers, marketers or distributors of products that relate directly to the editorial content of the magazines in which they advertise. In addition, the Company has a diverse advertiser base, with its top 25 advertisers accounting for only 32.6% and 32.8% of the Company's advertising revenues during fiscal 1995 and the ten months ended September 30, 1996, respectively.

  In addition to offering its advertisers targeted advertising within individual magazines, the Company can offer its advertisers the ability to reach a large audience by advertising across the Company's large portfolio of magazines. Management believes this capability was not fully developed by Petersen's prior management. In particular, the Company believes that many of its publications provide its advertisers with unique access to the adult male (ages 18 to 34) and young female (ages 12 to 19) markets. The Company believes that, in the aggregate, its publications reach more adult males than those of any other magazine publisher and reach over one-third of all young females in the United States. In 1995, the Company's magazines reached an aggregate of approximately 36.5 million of the approximately 60.1 million adult males in the United States, or 60.7% of the market. The circulation of the Company's magazines targeting adult males and young females is dependent to a certain extent on the number of persons in such demographic groups in the U.S. population at any given time. The adult male market is particularly attractive to advertisers due to its size and overall purchasing power, while the young female market provides advertisers with the opportunity to establish brand recognition during the formative stages of this important consumer group's buying patterns.

  The following table sets forth certain information regarding the Company's 13 core publications for its fiscal year ended November 30, 1995:

                                  NET                  TOTAL         CIRCULATION
   MAGAZINE TITLE             REVENUES(A)         CIRCULATION(B)     RANK(B)(C)
   --------------        --------------------- --------------------- -----------
                         (AMOUNTS IN MILLIONS) (COPIES IN THOUSANDS)
   Motor Trend.........          $31.3                  950.6          2 of 4
   'TEEN...............           24.1                1,311.8          3 of 3
   Hot Rod.............           19.7                  810.2          1 of 2
   Guns & Ammo.........           13.6                  570.8          1 of 2
   Skin Diver..........           13.3                  229.0          1 of 2
   4 Wheel & Off-Road..           12.0                  367.7          1 of 2
   Car Craft...........            9.8                  389.7          1 of 1
   Petersen's Hunting..            7.3                  331.2          1 of 1
   Motorcyclist........            6.8                  239.6          2 of 2
   Sport Truck.........            6.2                  192.1          1 of 2
   Circle Track........            6.0                  131.6          2 of 3
   Photographic........            5.7                  217.5          3 of 3
   Dirt Rider..........            5.4                  160.8          1 of 3

--------
(a) Includes advertising, circulation and other revenues for the year ended November 30, 1995.
(b)Based on the average circulation for each publication for the year ended December 31, 1995.
(c) Includes only national publications, that are tracked by industry analysts and does not include small regional publications and newsletters.

  The Company completed the Acquisition on September 30, 1996. The Investors pursued the Acquisition because they believed it offered an attractive opportunity to: (i) acquire a diverse portfolio of profitable magazines with significant growth potential; (ii) bring together a skilled and experienced management team, consisting of the Company's new senior managers and Petersen's existing publishers and editorial staff; (iii) apply professional management techniques to the Company's portfolio and improve its operating results by increasing circulation and advertising revenues and reducing operating costs and (iv) further develop the Company's brand-name franchises with limited additional capital investment. Management believes that opportunities exist to achieve each of these results both in the near term and on a going-forward basis.

INDUSTRY OVERVIEW

  The consumer magazine market includes both general-interest and special-interest publications. General-interest magazines are characterized by broad-based editorial content and readership, while special-interest magazines have a more narrow editorial focus and subject-selective readership. The Company operates primarily within the expanding special-interest segment of the consumer magazine publishing market. The Company typically derives approximately 80% of its publication revenues from special-interest magazines with the balance coming from its general-interest publications, which include 'TEEN, All About You! and Sport. Over the last decade, special-interest publications targeted to niche audiences have enjoyed significant growth and are now estimated to account for approximately one quarter of the overall consumer magazine market in terms of total advertising and circulation spending. In recent years, special-interest magazines have generally exhibited stronger growth in both advertising and circulation spending as compared to general-interest magazines. For example, based on a representative survey of 111 general-interest and 115 special-interest magazines compiled by Veronis, Suhler & Associates, advertising and circulation spending on special-interest publications have grown at compound annual rates of 8.1% and 2.7%, respectively, as compared to 5.6% and 1.3%, respectively, for general-interest publications during the period from 1990 to 1995. In addition, because special-interest magazines target enthusiasts, publishers are generally able to charge a higher cover price as compared to general-interest magazines. Based on the survey noted above, the average price of a special-interest magazine was $2.08 in 1995, nearly 50% higher than the $1.41 average price of a general-interest magazine. For much the same reason, the Company believes that readers of special-interest magazines are less price-sensitive than readers of general-interest magazines.

  Circulation revenues are generated from subscription and newsstand sales. On an industry-wide basis, approximately 18% of consumer magazines are currently distributed through newsstand sales and 82% are distributed through subscription sales. Over the last fifteen years, the aggregate number of consumer magazines distributed through newsstand sales has declined in relation to the number distributed through subscription sales. The Company believes that this decline is primarily the result of decreased newsstand sales of general-interest magazines while newsstand sales of special-interest magazines have remained relatively constant. Due to increases in newsstand cover prices, the amount of circulation revenue generated from newsstand sales by special-interest magazines has grown over the last decade. According to the survey noted above, the average price per copy for special-interest magazines increased at a compound annual growth rate of 2.6% for the period from 1990 to 1995. In addition, the Company believes that newsstand sales offer an economically attractive vehicle for launching new magazines, attracting more affluent subscribers and generating timely feedback about its editorial content. For both the year ended November 30, 1995 and the ten months ended September 30, 1996, approximately 49% of the Company's circulation revenues were derived from newsstand sales and 51% were derived from subscription sales. See "--Sources of Revenue."

  In general, magazine publishers generate the majority of their revenues from the sale of advertising. Advertising revenues, however, tend to be cyclical and dependent upon general economic conditions. Historically, increases in advertising revenues have corresponded with economic recoveries while decreases have corresponded with general economic downturns. As compared to general-interest magazines, the Company believes that its advertising revenues are less susceptible to changes in general economic conditions due to the diversity of its publications, the special-interest nature of its editorial content and the endemic nature of its advertiser base. The endemic nature of the Company's advertiser base refers to the fact that a significant portion of the Company's advertising revenues are from advertisers that are manufacturers, marketers or distributors of products that relate directly to the editorial content of the magazines in which they advertise.

  Industry sources estimate that total advertising spending for special-interest publications increased by approximately 13% in 1995. According to the Publishers Information Bureau, the top ten categories of industries ranked by consumer magazine advertising expenditures in 1995 were automotive and automotive accessories (15%), mail order and direct response (11%), toiletries and cosmetics (10%), computers, office equipment and stationery (10%), business and consumer services (9%), food and food products (8%), apparel, footwear and accessories (7%), drugs and remedies (6%), travel, hotels and resorts (5%) and cigarettes, tobacco and accessories (4%). The automotive industry has traditionally accounted for the largest percentage of total advertising expenditures in the consumer magazine industry. During the period from 1990 to 1995, advertising spending by the automotive industry increased at a compound annual growth rate of 8.2%.

  In recent years, consumer magazine publishers have increasingly sought to diversify their earnings and more effectively utilize their existing publications by developing non-traditional revenue streams. In general, magazine publishers have sought to expand the use of their magazines' editorial content across different media formats and to capitalize on their existing brand names. On an industry-wide basis, the Company estimates that consumer magazine publishers currently derive approximately 10% to 20% of their net revenues from ancillary revenue sources, such as licensing arrangements, subscriber list rentals, joint ventures and new forms of media. The Company believes that its portfolio of special-interest magazines provides unique opportunities to develop ancillary revenues due to the special-interest nature of such magazines' editorial content and the enthusiast nature of their readership.

BUSINESS AND OPERATING STRATEGY

  The Company's core publications collectively average over 30 years in publication and have developed nationally-recognized branded titles in each of their respective markets. The Company believes that the enthusiast nature of its readership provides it with a loyal subscriber base and enables it to deliver a solid core audience to its advertisers on a consistent basis. As a result, management believes that the Company maintains a number of significant competitive advantages.

  Historically, Petersen expanded primarily by introducing special-interest magazines to serve niche audiences in areas in which its founder had a personal interest. In pursuing such expansion, Petersen maintained a consistent focus on the high-quality editorial content of its magazines. However, Petersen was organized into six distinct publishing groups that essentially operated independently from one another and were focused primarily on editorial development and advertising revenue generation rather than overall profitability. As a result, management believes that Petersen did not fully realize all available operating synergies.

  The Company's new management team has significant experience in the magazine publishing industry, Based upon such experience, management has developed a detailed business and operating strategy for the Company, primarily comprising operating policies and procedures that have proven successful in their prior experience and are widely practiced throughout the publishing industry. The Company's business and operating strategy is primarily designed to leverage off of its nationally-recognized brand names and improve the profitability of the Company. The key elements of this strategy include:

  REORGANIZE OPERATING STRUCTURE. Following the Acquisition, new management reorganized several operating areas of the Company to facilitate a more integrated and unified approach to circulation, production and advertising sales, while retaining independent editorial direction of its magazines. The Company's circulation operations, which include such functions as subscription marketing and planning, fulfillment and newsstand distribution, were previously organized by magazine group and managed by generalists focused on each magazine group. Circulation operations have been reorganized on a functional basis across all of the Company's publications and will be managed by specialists within each function. Certain of these functions are being relocated to New York in order to take advantage of expertise not readily available elsewhere. In addition, the Company's production activities are being centralized across all of its publications rather than by magazine group. The Company's national advertising sales management is being relocated from Los Angeles to New York to be in closer proximity to national advertising accounts. Similarly, management of the young women's titles is being moved to New York to increase the visibility of such magazines among advertisers in the fashion and cosmetic industries.

  IMPLEMENT OPERATING IMPROVEMENTS. Management has identified and has substantially implemented operating improvements that are expected to result in significant cost savings. These measures include the following:

  . REDUCE OPERATING COSTS. At the time of the Acquisition, management identified certain cost reduction measures including: (i) savings in personnel and related net lease costs; (ii) lower utilization of temporary employees and services; (iii) the consolidation of one or more of the Company's regional sales offices; (iv) tighter purchasing procedures and controls and (v) reductions in the Company's travel and entertainment expenditures. A substantial number of these cost reduction measures have been completed, including personnel reductions expected to result in annualized cost savings of approximately $4.9 million.

  . RESTRUCTURE VENDOR RELATIONSHIPS. Immediately following the Acquisition, management commenced an extensive review of the Company's significant vendor relationships, including its printing, paper supply, fulfillment and newsstand distribution arrangements. Based on that review and meetings with certain of such vendors, management believes that there are opportunities to enhance these relationships and to improve the economic terms of such arrangements for the Company. Although no definitive agreements have been executed, the Company believes that it will be successful in achieving more favorable terms with many of its vendors.

  . IMPROVE PERFORMANCE OF CERTAIN PUBLICATIONS. Management believes that it can improve the Company's profitability by implementing changes designed to eliminate or significantly reduce the losses currently being generated by certain of the Company's publications. The Company has five magazines (Sassy, Sport, Petersen's Golfing, Bicycle Guide and Mountain Biker) that collectively accounted for a negative profit contribution of $7.6 million and $6.3 million for fiscal 1995 and the ten months ended September 30, 1996, respectively. In December 1996, the Company completed the process of merging Sassy into 'TEEN, thereby eliminating the losses being generated by Sassy. Sassy generated negative profit contribution of $4.7 million and $3.2 million for fiscal 1995 and the ten months ended September 30, 1996, respectively. While the remaining magazines collectively are expected to break even or be marginally profitable in fiscal 1997, in the event such magazines continue to generate losses, management expects to take one or more of the following actions: (i) discontinue or sell such magazines; (ii) merge such magazines with the Company's existing magazines or (iii) enter into strategic partnerships with third parties. Management expects that a final decision with respect to each magazine will be made by the end of fiscal 1997.

  INCREASE CIRCULATION AND ADVERTISING REVENUES. Management believes that there are significant opportunities to increase circulation and advertising revenues. The Company has historically focused on the newsstand distribution channel and has relied heavily upon agency subscription sales in managing its circulation operations. Management believes that it can increase subscription revenues by instituting programs designed to increase the number of readers who buy subscriptions directly from the Company. For example, the Company has begun to develop a database of its over 32 million current or former subscribers that will allow it to cross-sell its other publications to such subscribers. In addition, management intends to increase the newsstand and subscription prices on certain of its publications in order to bring such prices in line with competitive publications.

  Management believes that it can increase the Company's advertising revenues by adopting a more unified approach to advertising sales, which will focus on enhancing the ability of the Company's advertisers to purchase advertising space across all of the Company's magazines that reach their target markets. In addition, management intends to increase the Company's advertiser base by targeting new advertisers and advertisers in other industry categories. Such advertisers include, among others, manufacturers of men's apparel, footwear and accessories and alcoholic beverages. The Company has also implemented a new commission sales policy designed to provide more effective incentives to the Company's advertising sales force. Prior management's policy did not provide additional incentives to sales personnel once they had reached their annual sales target, which often occurred prior to the conclusion of Petersen's fiscal year. In addition, by designing the database described above with the capability of identifying specific segments within each of its markets, the Company believes it can offer its advertisers increased value and thus generate additional advertising revenues.

  ESTABLISH PERFORMANCE-BASED INCENTIVES. The significant equity interests held by the Company's new senior management provide such executives with an incentive to maximize the Company's overall profitability. In addition, to provide incentives to the Company's existing management and assist new management in implementing the new business strategy, the Company plans to adopt new compensation arrangements designed to reward managers and other participating employees based upon the Company's operating performance.

  DEVELOP ANCILLARY REVENUE SOURCES. The Company was historically operated as a traditional consumer magazine company deriving substantially all of its revenues from advertising and circulation sales. On an industry-wide basis, management estimates, based upon its experience in the industry, that consumer magazine publishers currently derive approximately 10% to 20% of their revenues from ancillary revenue sources while the Company currently derives only about 4% of its revenues from such sources. In recent months, the Company has begun to explore the ancillary revenue opportunities afforded by its well-established brand names. For example, the Company has recently entered into licensing agreements relating to the use of its Motor Trend and Hot Rod brand names for weekly television shows on The Nashville Network (TNN) and its Guns & Ammo brand name for a weekly television show on ESPN. In addition, because the editorial content of many of its magazines would also appeal to readers outside of the United States, management believes that significant opportunities exist to establish international licensing agreements, particularly in Asia, Australia, Great Britain and Western Europe. The Company believes that there are significant opportunities to increase revenues by leveraging off the editorial content and the nationally-recognized brand names of the Company's existing publications through licensing arrangements, strategic joint ventures, retail alliances, subscriber list rentals, affinity group marketing and electronic publishing.

  ESTABLISH NEW TITLES. The Company has successfully expanded its magazine portfolio by launching new publications to serve niche audiences in related markets and by making selective acquisitions of existing magazine titles. Thirteen of the Company's 31 current monthly and bimonthly titles were launched or acquired by the Company since 1990. The Company plans to continue to develop and launch new special-interest magazines and acquire existing magazines that will complement and enhance its existing portfolio.

SOURCES OF REVENUE

  Substantially all of the Company's revenues are derived from advertising and circulation sales, with lesser amounts derived from other sources such as subscriber list rentals. Circulation revenues are generated from both subscription and newsstand sales. The following table sets forth the sources and amounts of the Company's revenues for the fiscal years ended November 30, 1993, 1994 and 1995 and the ten months ended September 30, 1996 (dollars in millions):

                               FISCAL YEARS ENDED NOVEMBER 30,            TEN MONTHS
                            ----------------------------------------        ENDED
                                1993          1994          1995      SEPTEMBER 30, 1996
                            ------------  ------------  ------------  ------------------
   SOURCES OF REVENUE       AMOUNT   %    AMOUNT   %    AMOUNT   %     AMOUNT      %
   ------------------       ------ -----  ------ -----  ------ -----  ------------------
   Advertising............. $105.1  56.4% $116.6  57.7% $123.4  57.8% $   112.0     59.2%
   Newsstand...............   37.5  20.1    40.1  19.9    39.9  18.7       34.3     18.1
   Subscriptions...........   39.8  21.4    40.7  20.1    42.0  19.6       35.2     18.6
   Other...................    3.9   2.1     4.6   2.3     8.3   3.9        7.6      4.1
                            ------ -----  ------ -----  ------ -----  --------- --------
     Total................. $186.3 100.0% $202.0 100.0% $213.6 100.0% $   189.1    100.0%
                            ====== =====  ====== =====  ====== =====  ========= ========

  Advertising. Advertising sales accounted for approximately 58% and approximately 59% of the Company's net revenues for fiscal 1995 and the ten months ended September 30, 1996, respectively. The Company's advertising rates and rate structures vary among the Company's publications and are based, among other things, on the circulation of the particular publication and the size and location of the advertisement in the publication. The Company's advertising rates for a full-page advertisement ranged from $1,390 to $24,295 in fiscal 1995. The Company's top 25 advertisers accounted for only 32.6% and 32.8% of the Company's advertising revenues during fiscal 1995 and the ten months ended September 30, 1996, respectively. As compared to general interest magazines, the Company believes that its advertising revenues are less susceptible to changes in general economic conditions due to the diversity of its publications, the special-interest nature of its editorial content and the endemic nature of the Company's advertiser base. The endemic nature of the Company's advertiser base refers to the fact that a significant portion of the Company's advertising revenues are from advertisers that are manufacturers, marketers or distributors of products that relate directly to the editorial content of the magazines in which they advertise.

  The Company's advertising revenues are principally derived from large and small manufacturers of products endemic to the editorial content of the Company's magazines, such as aftermarket automotive parts, hunting equipment, recreational firearms, bicycles and bicycle accessories, diving equipment and photographic equipment and supplies. Such manufacturers utilize the Company's magazines to efficiently advertise their specialized products to the Company's enthusiast readership. In addition to revenues from endemic advertising, the Company also derives a portion of its advertising revenues from well-known national manufacturers of consumer products that do not directly relate to the editorial content of the Company's magazines, such as liquor, cosmetics, financial products and apparel. The Company derives the largest portion of its advertising revenues from the automotive industry, which has traditionally accounted for the largest percentage of total advertising expenditures in the consumer magazine industry. For fiscal 1995, the Company derived approximately 17.9% and 20.6% of its advertising revenues from automotive manufacturers of original equipment and aftermarket parts, respectively.

  Newsstand. Newsstand distribution accounted for approximately 19% and approximately 18% of the Company's net revenues for fiscal 1995 and the ten months ended September 30, 1996, respectively. As compared to the industry average, the Company typically has a greater percentage of revenues derived from newsstand sales due to the Company's historic focus on the newsstand distribution channel and the significant number of single issue or annual publications, which are sold exclusively through newsstands. The Company generally receives between 40% and 50% of the cover price from an individual magazine sold through a newsstand with the balance of such cover price going to such magazine's distributor, wholesaler and retailer.

  Subscriptions. Subscription sales accounted for approximately 20% and approximately 19% of the Company's net revenues for fiscal 1995 and the ten months ended September 30, 1996, respectively. Subscriptions to the Company's magazines are generally sold either directly by the Company or by an independent subscription agent, such as Publishers' Clearinghouse. Such agents remit a percentage of the subscription price to the Company, ranging from 0% to 75%. In certain instances, the subscription agent receives a fee from the Company in addition to retaining the entire subscription price. Magazine publishers are occasionally willing to pay brokers for subscribers in order to expand their advertising base. In the aggregate, the Company receives approximately 10% to 15% of the total price of subscriptions sold through agents. The Company has historically sold its subscriptions using a variety of techniques including direct reply subscription cards, direct mail and television advertisements.

  Other Revenue Sources. The Company was historically operated as a traditional consumer magazine company deriving substantially all of its revenues from advertising and circulation sales. On an industry-wide basis, management estimates that consumer magazine publishers currently derive approximately 10% to 20% of their revenues from ancillary revenue sources while the Company currently derives only about 4% of its revenues from ancillary sources. These additional revenues are derived primarily from subscriber list rentals and sponsorship of special events, such trade shows and outdoor festivals that relate to the editorial content of the Company's magazines. In recent months, the Company has begun to explore the ancillary revenue opportunities afforded to it as a result of its well-established brand names. For example, the Company has recently entered into licensing agreements relating to the use of its Motor Trend and Hot Rod brand names for weekly television shows on The Nashville Network (TNN) and its Guns & Ammo brand name for a weekly television show on ESPN.

  The Company believes that there are significant opportunities to increase revenues by leveraging off the editorial content and the nationally-recognized brand names of the Company's existing publications. With the growth of electronic publishing, the Company believes that there will be increased opportunities to utilize the editorial content of the Company's publications across different formats. The Company has already established a web-site on the Internet for Motor Trend and Bicycle Guide, and expects to establish a 'TEEN web-site in the next twelve to twenty-four months. The Company believes that electronic publishing offers opportunities to generate additional revenues through increased advertising sales, access fees and additional subscription sales.

  The Company also believes that significant opportunities exist to generate additional revenues through affinity group marketing programs pursuant to which the Company would attempt to sell complementary products or services directly to its subscribers. Through such programs, the Company will seek to increase its sales to a typical subscriber from a single magazine subscription to a variety of related products and services. The Company believes that its special-interest publications will provide an attractive platform through which to pursue such programs. The Company also intends to enter into licensing arrangements with manufacturers for the use of the Company's nationally-recognized brand names.

  Because the editorial content of many of its magazines would also appeal to readers outside the United States, management believes that significant opportunities exist to establish international licensing agreements, particularly in Asia, Australia, Great Britain and Western Europe. Other areas that the Company believes it can develop additional revenue streams include developing business-to-business publications, sponsoring trade shows, generating additional subscriber list rentals and entering into strategic joint ventures. As a result of its large number of publications, the Company has a subscriber list that includes over 32 million names of current or former subscribers. The Company is currently developing a database that includes such names and believes that it can increase list rental income by marketing such subscriber list database to a broad group of potential users.

PUBLICATIONS

  For fiscal 1995, the Company's portfolio included 22 monthly, 7 bimonthly and 44 single issue or annual publications. The following table sets forth certain information relating to the Company's current portfolio of monthly and bimonthly publications:

                             AVERAGE CIRCULATION FOR THE YEAR
                                  ENDED DECEMBER 31, 1995                                   YEAR OF
                             ----------------------------------------    FREQUENCY OF     INTRODUCTION
                             NEWSSTAND    SUBSCRIPTION    TOTAL          PUBLICATION     OR ACQUISITION
                             -----------  -------------- ------------    ------------    --------------
                                   (COPIES IN THOUSANDS)
   Motor Trend.............         163.8         786.8         950.6      Monthly            1949
   'TEEN...................         386.6         925.2       1,311.8      Monthly            1957
   Sassy...................          98.7         623.4         722.1      Monthly            1994
   All About You!..........         251.4          13.7         265.1     Bi-Monthly          1995
   Hot Rod.................         141.3         668.9         810.2      Monthly            1948
   Car Craft...............         297.2          92.5         389.7      Monthly            1953
   4 Wheel & Off-Road......         129.9         237.8         367.7      Monthly            1978
   Sport Truck.............          81.7         110.4         192.1      Monthly            1991
   Chevy High Performance..          71.6          69.3         140.9      Monthly            1987
   Circle Track............          41.9          89.7         131.6      Monthly            1982
   Rod & Custom............          41.4          64.8         106.2      Monthly            1955
   5.0 Liter Mustang.......          43.6          18.8          62.4     Monthly(b)          1994
   Mustang & Fords.........          50.7          54.9         105.6     Bi-Monthly          1994
   Custom Classic Trucks...          43.0          33.8          76.8     Bi-Monthly          1994
   Hot Rod Bikes...........          39.0          34.9          73.9    Bi-Monthly(c)        1994
   Kit Car.................          37.9          19.1          57.0     Bi-Monthly          1983
   Skin Diver..............          27.9         201.1         229.0      Monthly            1951
   Photographic............          43.9         173.6         217.5      Monthly            1972
   Motorcyclist............          77.4         162.2         239.6      Monthly            1971
   Dirt Rider..............          48.4         112.4         160.8      Monthly            1982
   Bicycle Guide...........          19.3          87.8         107.1 10 Issues Per Year      1993
   Sport Rider.............          69.0          32.2         101.2     Bi-Monthly          1993
   Mountain Biker..........          33.7          43.5          77.2 10 Issues Per Year      1994
   Guns & Ammo.............         134.8         436.0         570.8      Monthly            1958
   Handguns................          63.3         106.0         169.3      Monthly            1987
   Petersen's Hunting......          40.3         290.9         331.2      Monthly            1973
   Petersen's Bowhunting...          39.0          99.9         138.9 8 Issues Per Year       1988
   Sport...................         105.4         648.8         754.2      Monthly            1988
   Petersen's Golfing......          36.7         121.3         158.0      Monthly            1994

--------
(a) The Company launched Super Street and 4x4 Power as monthly publications in fiscal 1996. These publications have no significant operating history and therefore have not been included in the table.
(b) This publication was converted to a monthly publication from a bimonthly publication in October 1996.
(c) Introduced as a monthly publication in January 1997.

  The Company also publishes a wide variety of single issue publications, annuals, hard cover books and technical volumes. These publications generally provide more in-depth coverage of topics addressed in the Company's monthly and bimonthly magazines. Examples of such single issue publications include Motor Trend New Car Buyer's Guide, Hot Rod Annual, Car Craft Drag Racing, Chevy High Performance Special, Guns & Ammo Annual, Firearms for Law Enforcement, Photo Buyer's Guide and Motorcycle Buyer's Guide. By utilizing portions of the editorial content previously appearing in its monthly and bimonthly publications, the Company is able to generate additional revenues in a cost-effective manner through such publications. In addition, the Company utilizes single issue publications as a means of developing and testing new publications. Many of the Company's current monthly and bimonthly publications were first introduced as single issue publications. The Company published 42 single issue publications in fiscal 1996.

  The following sets forth a brief description of each of the Company's 13 core publications:

  Motor Trend is the Company's flagship publication and is recognized as a leading authority on new domestic and foreign automobiles. Founded by the Company in 1949, Motor Trend provides comprehensive information and guidance to new car buyers as well as car and truck enthusiasts. Motor Trend typically tests more than 200 new cars, trucks, minivans and sport utility vehicles annually, which the Company believes is more than any other competitive publication. Many of these tests are conducted in the context of multi-vehicle comparison tests, which provide the reader with detailed technical and driving analysis in an easy-to-understand format. Motor Trend's annual automotive industry awards (Car of the Year, Import Car of the Year and Truck of the Year) are widely regarded as the most prestigious in the industry.

  For fiscal 1995, Motor Trend generated approximately 15% of the Company's net revenues. In July 1996, the Company established a Motor Trend web-site on the Internet, which currently contains approximately 30% of the editorial content of the monthly edition. The Company believes that the Internet offers the Company additional opportunities to generate revenues through increased advertising sales, access fees and additional subscription sales. The Company has also licensed the use of the Motor Trend brand name in connection with a weekly television show for The Nashville Network (TNN). For fiscal 1996, the Company expects to publish six Motor Trend buyer's guides. Motor Trend competes for circulation on the basis of the nature and quality of its editorial content. Motor Trend's principal competitors are Car and Driver, Road & Track and Automobile.

  'TEEN has the largest circulation of any of the Company's magazines. 'TEEN's editorial content covers a broad range of topics relevant to girls aged 12 to 19, including fashion, beauty, entertainment and a wide variety of contemporary issues. 'TEEN places a strong emphasis on the development of self-esteem and self-confidence among its readers. 'TEEN principally competes with Seventeen and YM (Young & Modern). For fiscal 1995, 'TEEN generated approximately 11% of the Company's net revenues.

  As part of its business strategy, management intends to make a number of changes to 'TEEN designed to increase its appeal to both readers and advertisers, including a refocusing of the editorial content of 'TEEN to attract more readers in their late teens in an effort to increase advertising revenues from the cosmetic and fashion apparel industries. In addition, management intends to improve 'TEEN's cover layout and artwork and upgrade the paper grade used for its production. 'TEEN's management is being moved to New York to increase its visibility among advertisers in the fashion and cosmetic industries. The Company does not expect to incur significant expense in connection with such relocation.

  Hot Rod was the first magazine launched by the Company's founder in 1948. Hot Rod is dedicated to the sport of "hot rodding" and primarily focuses on high performance and personalized vehicles. Hot Rod's editorial content covers all aspects of the performance industry and features the latest trends, performance cars and trucks, custom built street rods as well as racing vehicles of all types. Hot Rod's comprehensive coverage includes in-depth product testing, technical articles, editorial commentary, road tests, engine buildups and photo stories on project cars. Hot Rod is the dominant publication in its targeted market. The Company has licensed the use of the Hot Rod brand name in connection with a weekly television show for The Nashville Network (TNN). For fiscal 1995, Hot Rod generated approximately 9% of the Company's net revenues.

  Guns & Ammo is edited for the sportsman with a keen interest in the practical applications of sporting firearms, with an emphasis on their safe and proper use. Guns & Ammo features information on current production of sporting arms and their use, as well as technical and semi-technical articles on all facets of sport shooting. As active participants, the editors of Guns & Ammo share the interests of their readers, and each issue of the magazine delivers a well-balanced editorial mix that includes hunting, shooting, reloading, antique and modem arms, ballistics and arms legislation. Natural resource protection and environmental preservation as well as in-depth reviews of new products and new trends represent other major editorial issues covered by internationally renowned experts. Guns & Ammo principally competes with Shooting Times. The Company has licensed the use of the Guns & Ammo brand name in connection with a weekly television show for ESPN. For fiscal 1995, Guns & Ammo generated approximately 6% of the Company's net revenues.

  Skin Diver was introduced by the Company in 1951 and is the largest diving magazine in the world in terms of annual circulation. The magazine's editorial focus involves three basic categories: (i) diving news and diving safety and educational issues; (ii) dive product performance reviews and (iii) local and overseas dive travel. Skin Diver provides information on scuba diving equipment, snorkeling, underwater photography, shipwreck exploration, marine life, organized diving events, scuba education and dive travel. With global coverage of dive travel activities, Skin Diver features in every issue dive resorts, live-aboard dive boats and attractions in over 70 countries and islands around the world. All topics are covered by an internal staff and contributing editors who are among the most experienced and well trained divers in the world. Skin Diver is the only national publication that focuses primarily on skin diving and competes on a limited basis with Rodale's Scuba Diving. For fiscal 1995, Skin Diver generated approximately 6% of the Company's net revenues.

  4 Wheel & Off-Road is widely considered the leading magazine among truck enthusiasts. Established in 1978, 4 Wheel & Off-Road is dedicated to the four-wheel drive enthusiast and industry. 4 Wheel & Off-Road is aimed at people who: (i) are considering the purchase of a new four-wheel drive vehicle; (ii) want to accessorize and improve their vehicle or (iii) frequently utilize their four-wheel drives for enjoyment, many times in a competitive setting. 4 Wheel & Off-Road is regarded as a prominent source of the latest and most accurate technical articles, including tests of new products and step-by-step installation of popular accessories such as suspension lifts and engine modifications. In addition to a strong technical base, 4 Wheel & Off-Road also features monthly articles which cover the nation's most unique truck and off-road events. 4 Wheel & Off-Road principally competes with Four Wheeler. For fiscal 1995, 4 Wheel & Off-Road generated approximately 6% of the Company's net revenues.

  Car Craft is the most comprehensive do-it-yourself street performance magazine currently in production in the United States. Established in 1953, Car Craft is devoted to knowledgeable enthusiasts interested in obtaining maximum legal performance from modified street machines and racing vehicles. Car Craft features informative monthly articles, including technical how-to-articles, in-depth testing of new performance cars and information regarding new performance technology. Car Craft does not currently face competition from any other national publication. For fiscal 1995, Car Craft generated approximately 5% of the Company's net revenues.

  Petersen's Hunting ("Hunting") is the only U.S. publication devoted entirely to the sport of recreational hunting. Every issue contains instructional and entertaining articles for the true hunting enthusiast. Hunting presents in-depth coverage of the various hunting disciplines: big and small game, waterfowl, upland game, guns and loads and foreign hunting. Monthly departments focus on the more specialized aspects of the sport and its equipment, including game management, vehicles, gun dogs, optics, handloading, bowhunting and firearms. Editorial coverage also includes conservation and ecological issues, the critical roles played in these areas by the hunter and the manufacturer, and basic where-to and how-to information for all types of recreational hunting. Hunting competes indirectly with American Hunter and, to a lesser extent, with North American Hunter and Sports Afield. For fiscal 1995, Hunting generated approximately 3% of the Company's net revenues.

  Motorcyclist is the only U.S. publication that is dedicated exclusively to street motorcycles. The magazine's editorial focus is on the practical aspects of owning, maintaining and riding a street motorcycle. Motorcyclist is written for the serious enthusiast, offering the most authoritative road tests in the industry along with information on how to improve and modify the reader's current motorcycles. Regular features include maintenance and performance-improvement articles and safety information such as helmet comparisons and riding-techniques. Motorcyclist principally competes with Cycle World. For fiscal 1995, Motorcyclist generated approximately 3% of the Company's net revenues.

  Sport Truck is a full-service magazine that strives to keep its readers informed of every aspect concerning the street truck marketplace, covering the entire range of pickup and sport utility vehicles. Sport Truck provides both step-by-step and technical articles, which detail the customizing process and provide complete coverage of the product. Sport Truck's editorial focus is on the latest trucks on the market as well as prototypes, including both domestic and import models. Sport Truck's principal competition is from Truckin' magazine. For fiscal 1995, Sport Truck generated approximately 3% of the Company's net revenues.

  Circle Track is the leading technical magazine for oval-track racers, fans and enthusiasts. Circle Track provides a special emphasis on how-to technical articles, in-depth discussions of engine, chassis and racing technology, descriptive car features, behind-the-scenes event coverage and action photography. Circle Track was introduced in 1982 and currently competes with Stock Car Racing. For fiscal 1995, Circle Track generated approximately 3% of the Company's net revenues.

  Photographic magazine is a how-to guide dedicated to increasing photographic knowledge, skill and enjoyment for both amateurs and professionals. Photographic is edited for all levels of photography, blends equipment coverage with reports on photography techniques, workshops, schools, photo travel and contests. Each issue includes exciting travel features that encourage readers to test and improve their photography skills. Each issue also includes segments on outdoor and action photography as well as information on travel destinations and helpful information on how to best take advantage of the photographic opportunities travel brings. Photographic was introduced in 1972 and principally competes with American Photo and Popular Photography. For fiscal 1995, Photographic generated approximately 3% of the Company's net revenues.

  Dirt Rider is the world's largest dirt riding publication in terms of circulation and covers all aspects of off-road motorcycling. Dirt Rider offers readers full coverage of off-road motorcycling including new motorcycle evaluations, technical information, riding tips and the latest in riding accessories in an easy-to-read format. The editorial content focuses on accurate and insightful reviews of the latest machinery and aftermarket products from the off-road riding industry. Dirt Rider principally competes with Dirt Bike and Motocross Action. For fiscal 1995, Dirt Rider generated approximately 3% of the Company's net revenues.

PRODUCTION AND DISTRIBUTION

  The Company employs a staff of professionals that oversees the production, printing, distribution and fulfillment of its magazines. Through the use of state-of-the-art production equipment, economies of scale in printing contracts and efficiencies in subscription solicitation and fulfillment, the Company is able to effectively produce and distribute all of its publications. The Company's production system for both graphics and editing is state-of-the art. Approximately 60 employees of the Company are engaged in the production and distribution of the Company's publications.

  In an effort to reduce production costs, the Company sold all of its assets relating to its pre-press operations to World Color Press, Inc. ("World Color") for approximately $2.5 million in February 1996. At the same time, the Company entered into an agreement with World Color pursuant to which World Color agreed to provide the Company's color separation, pre-press and related service requirements with respect to most of the Company's publications for the term of the agreement. Under the agreement, the Company is generally required to use World Color for at least 85% of its pre-press and related service requirements. This agreement with World Color expires on February 28, 2001.

  A majority of the Company's magazines, including Motor Trend, Hot Rod, 'TEEN, 4 Wheel & Off-Road, Car Craft, Circle Track, Skin Diver, Guns & Ammo and Hunting, are printed by World Color pursuant to an agreement that expires on December 31, 1998. The Company's remaining magazines including All About You! and Sport Rider, are printed by Johnson & Hardin Printing ("J&H"), pursuant to an agreement that expires on December 31, 1997. The Company believes that its relationships with its printers are good. However, should the Company need to change printers, it is confident that other printers of similar quality could be engaged on the same or better terms. The Company believes that its high volume of printing with World Color and J&H enables it to receive favorable printing rates.

  The newsstand distribution of the Company's magazines is handled exclusively by Warner Publisher Services, Inc. ("Warner") pursuant to a distribution agreement. Such agreement will remain in effect until December 31, 1997, subject to automatic 90-day extensions thereafter unless either party delivers a termination notice. Warner distributes the Company's publications through a network of marketing representatives to domestic independent wholesalers as well as to other channels of distribution. Warner also provides the Company with other services, including management information and promotional and specialty marketing services. Warner's marketing representatives solicit national, regional and local retailers in an effort to expand the number of retail outlets for the Company titles.

  The Company's subscriptions are serviced by Neodata Services, Inc. ("Neodata"), which performs the following services for the Company: receiving, verifying, balancing and depositing payments from subscribers; maintaining master files on all subscribers by magazine; issuing bills and renewal notices to subscribers; issuing labels, packaging and mailing magazines as directed by the Company and furnishing various reports to monitor all aspects of the subscription operations.

  Immediately following the Acquisition, management commenced an extensive review of the Company's significant vendor relationships, including its printing, paper supply, fulfillment and newsstand distribution arrangements. Based on that review and subsequent meetings with certain of such vendors, management believes that there are opportunities to enhance these relationships and to improve the economic terms of such arrangements for the Company. Although no definitive agreements have been executed, the Company believes that it will be successful in either amending its existing agreements or entering into new agreements on more favorable terms with many of its vendors.

RAW MATERIALS

  The Company's principal raw material is paper. The Company used 69.6 million, 76.0 million and 84.4 million pounds of commodity grade paper in its fiscal years ended November 30, 1993, 1994 and 1995, respectively, resulting in a total cost of paper during such periods of $29.0 million, $30.5 million and $39.3 million, respectively. While paper prices have increased by an average of less than 1% annually since 1989, certain commodity grades have shown considerable price volatility during that period, including the commodity grade used by the Company. Paper prices rose sharply during the later part of 1995, and in response, Petersen purchased a large supply of 32 lb. paper in December 1995 at prices ranging from $0.61 to $0.66 per pound in anticipation of additional price increases and supply shortages continuing for the remainder of 1995 and 1996. Petersen purchased enough paper to meet all of its production requirements through September 1996. The price of such paper subsequently returned to historical levels of approximately $0.50 per pound in May 1996. The increase in paper prices in late 1995 and Petersen's large purchase at such increased prices materially adversely affected Petersen's production, selling and other direct costs for year ended November 30, 1995 and the ten months ended September 30, 1996. The excess of the increased paper prices in the market during the fiscal year ended November 30, 1995 and the ten months ended September 30, 1996 over the median historical price of $0.50 per pound was $1.4 million and $4.2 million, respectively. The excess of the price actually paid by Petersen for paper used during the ten months ended September 30, 1996 over the actual market price for such paper during such period was $1.1 million.

  Following the Acquisition, the Company entered into an oral agreement with a vendor to secure sufficient paper to meet its projected raw material needs through the end of 1997 at or below current market prices. While there can be no assurances, the Company expects that such agreement will be finalized by the end of March 1997.

  No assurance can be given, however, that future fluctuations in paper prices after 1997 will not have a material adverse effect on the results of operations and financial condition of the Company. See "Risk Factors--Paper Price Volatility and Postal Prices" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

COMPETITION

  The magazine publishing business is highly competitive. The Company principally competes for advertising and circulation revenues with publishers of other special-interest consumer magazines with similar editorial content with those published by the Company. Such competitors include: K-III Communications Company, which publishes Seventeen, Automobile and Truckin'; Hachette Filipacchi Magazines, Inc., which publishes Road and Track, Car & Driver, Popular Photography and Cycle World; Gruner & Jahr Printing and Publishing Company, which publishes YM (Young & Modern); Rodale Press Inc., which publishes Bicycling and Rodale's Scuba Diving and The Times Mirror Company, which publishes Outdoor Life, Field & Stream and Golf Magazine. Certain of the Company's competitors are larger and have greater financial resources than the Company. Most of the Company's magazines face competition within each of their respective markets from one to three other publications. The Company believes that it competes with other special-interest publications based on the nature and quality of its magazines' editorial content. Eight of the Company's 13 core publications ranked first in their respective markets based on annual circulation in 1995.

  In addition to other special-interest magazines, the Company also competes for advertising revenues with general-interest magazines and other forms of media, including broadcast and cable television, radio, newspaper, direct marketing and electronic media. In competing with general-interest magazines and other forms of media, the Company relies on its ability to reach a targeted segment of the population in a cost-effective manner.

INTELLECTUAL PROPERTY

  The Company believes that it has developed strong brand name awareness within each of its magazines' targeted markets. As a result, the Company regards its branded magazine titles and logos to be valuable assets. The Company has registered numerous trademarks, service marks and logos used in its publishing business in the United States and foreign countries in which the Company conducts business. In addition, each one of the Company's publications is protected under Federal copyright laws. In connection with the Acquisition, the Company entered into a license agreement with Mr. Petersen pursuant to which it was granted an exclusive license to use the Petersen name in perpetuity. The Company believes that it owns or licenses all the intellectual property rights necessary to conduct its business.

PROPERTIES

  The Company publishes its magazines and houses its corporate and administrative staff at its headquarters located at 6420 Wilshire Boulevard, Los Angeles, California. Information relating to the Company's corporate headquarters and other regional sales offices is set forth in the following table:

    LOCATION                        ADDRESS          SQUARE FOOTAGE TERM EXPIRATION DESCRIPTION OF USE
    --------                        -------          -------------- --------------- ------------------
   Los Angeles............. 6420 Wilshire Boulevard     209,475     11/30/09           Headquarters
   Los Angeles............. 8480 Sunset Boulevard         2,300     month-to-month     Photo Studio
   New York................ 437 Madison Avenue           25,000     8/31/04            Sales Office
   Chicago................. 815 North LaSalle Street     10,000     9/30/05            Sales Office
   Detroit................. 333 Fort Street               9,346     6/30/97            Sales Office
   Atlanta................. Five Concourse Parkway        3,524     4/30/98            Sales Office
   Dallas(a)............... 800 West Airport Freeway      2,929     12/31/97           Sales Office

--------
(a) Such sales office was closed pursuant to management's business and operating strategy. The Company intends to sublease the property to a suitable tenant at its earliest opportunity.

  The Company intends to consolidate one or more of the regional sales offices listed above as part of its business and operating strategy. The Company does not have any specific plans at this time to close any regional sales offices. The Company leases space used for its corporate headquarters, photo studio and Chicago regional sales office from Mr. Petersen. See "Certain Transactions."

EMPLOYEES

  As of December 31, 1996, the Company employed approximately 554 full-time employees, none of whom are members of a union. After the Acquisition, the Company initiated a restructuring plan which included the termination of certain employees in various corporate and operating positions. The Company believes that its relations with its employees are satisfactory.

LEGAL PROCEEDINGS

  The Company is a party to various litigation matters incidental to the conduct of its business. Management does not believe that the outcome of any of the matters in which it is currently involved will have a material adverse effect on the financial condition or results of operations of the Company.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information (as of December 1, 1996) with respect to the persons who are members of the Board of Directors (the "Board") of BrightView or executive officers or key employees of the Company or Holdings. BrightView controls the policies and operations of the Company. See "Limited Liability Company Agreement." Willis Stein has the ability to designate all of the members of the Board of BrightView pursuant to the Securityholders Agreement. See "Security Ownership of Certain Beneficial Owners and Management--Securityholders Agreement."

   NAME                   AGE                      POSITION AND OFFICES
   ----                   ---                      --------------------
D. Claeys Bahrenburg....   49 Chief Executive Officer and Director
Neal Vitale.............   43 President, Chief Operating Officer and Director
Richard S. Willis.......   36 Executive Vice President--Chief Financial Officer
Michael Borchetta.......   31 Vice President--Circulation
Jay N. Cole.............   56 Executive Publisher
John Dianna.............   54 Executive Publisher
Ken Elliott.............   56 Executive Publisher
Lee Kelley..............   54 Executive Publisher
Richard P. Lague........   52 Executive Publisher
Paul J. Tzimoulis.......   58 Executive Publisher
James D. Dunning, Jr. ..   49 Chairman and Chief Executive Officer of BrightView and Holdings
Laurence H. Bloch.......   42 Vice Chairman of BrightView and Holdings
Avy H. Stein............   42 Director
Daniel H. Blumenthal....   33 Director
Stuart Karu.............   49 Director
Robert E. Petersen......   70 Chairman Emeritus

  D. Claeys Bahrenburg has served as the Chief Executive Officer of the Company and a Director of BrightView and Capital since the Acquisition. From 1989 to 1995, Mr. Bahrenburg served as President of Hearst's Magazine Publishing Division, the largest publisher of monthly magazines in the world. Prior to that time, he served as Executive Vice President and Group Publishing Director at Hearst from 1986 to 1989, where his responsibilities included overseeing 12 publications, new magazine development and brand development. From 1981 to 1986, Mr. Bahrenburg held the position of Publisher of both House Beautiful and Cosmopolitan.

  Neal Vitale has served as the President and Chief Operating Officer of the Company and a Director of BrightView and Capital since the Acquisition. From 1989 to 1996, Mr. Vitale was employed by Cahners Publishing Company ("Cahners"), a division of Reed Elsevier, Inc. and a leading business-to-business publisher, in a variety of managerial capacities, including Vice President of Consumer Publishing; Vice President/General Manager of Variety and, most recently, as Group Vice President, Entertainment, where he was responsible for the publication of Variety, Daily Variety, Broadcasting & Cable, Moving Pictures International, On Production and Tradeshow Week. From 1984 to 1989, Mr. Vitale was a partner at McNamee Consulting Company, Inc., a management consulting firm specializing in publishing and direct marketing.

  Richard S. Willis has served as Executive Vice President--Chief Financial Officer of the Company and Capital since the Acquisition. Mr. Willis was elected as a director of BrightView at the end of 1996. Prior to the Acquisition, Mr. Willis served as the Vice President, Finance of Petersen since October 1995. From 1993 to

1995, Mr. Willis served as the Executive Vice President and Chief Financial Officer of two divisions of World Color and from 1990 to 1993 as the Chief Financial Officer and Secretary of Aster Publishing Company. From 1987 to 1990, Mr. Willis served as the Chief Financial Officer and Vice President of Finance and Administration of the consumer magazine group of Cowles Media Company. Prior thereto, Mr. Willis held various financial and managerial positions with Capital Cities/ABC, including the Chief Financial Officer of its consumer magazine division. Mr. Willis is not affiliated with Willis Stein.

  Michael Borchetta has served as Vice President--Circulation of the Company since the Acquisition. Prior to joining the Company, Mr. Borchetta served as Circulation Director of Cahners since 1989. Mr. Borchetta has also held positions with Act III Communications and Cowles Media Company.

  Jay N. Cole currently serves as an Executive Publisher of the Company. Mr. Cole served with Petersen for over nine years, most recently as Vice President--Executive Publisher. Mr. Cole has primary responsibility for the publication of 'TEEN and All About You!

  John Dianna currently serves as an Executive Publisher of the Company. Mr. Dianna served with Petersen for over 27 years, most recently as Vice President--Executive Publisher. Mr. Dianna is primarily responsible for the publication of Hot Rod, 4 Wheel & Off-Road, Car Craft, Sport Truck, Circle Track and related publications.

  Ken Elliott currently serves as an Executive Publisher of the Company. Mr. Elliott served with Petersen for over 22 years, most recently as Vice President--Executive Publisher. Mr. Elliott is primarily responsible for the publications of Guns & Ammo, Hunting, Bowhunting and related publications.

  Lee Kelley currently serves as an Executive Publisher of the Company. Mr. Kelley served with Petersen for over 20 years, most recently as Vice President--Executive Publisher. Mr. Kelley is primarily responsible for the publication of Motor Trend, Sport and related publications.

  Richard P. Lague currently serves as an Executive Publisher of the Company. Mr. Lague served with Petersen for approximately 20 years, most recently as Vice President--Executive Publisher. Mr. Lague is primarily responsible for the publications of Motorcyclist and motorcycle related publications, Bicycle Guide and Mountain Biker.

  Paul J. Tzimoulis currently serves as an Executive Publisher of the Company. Mr. Tzimoulis served with Petersen for over 25 years, most recently as Vice President--Executive Publisher. Mr. Tzimoulis is responsible for the publication of Skin Diver and Photographic.

  James D. Dunning, Jr. has served as the Chairman and Chief Executive Officer of Holdings and BrightView and a Director of Capital since the Acquisition. Since 1992, Mr. Dunning has been Chairman and Chief Executive Officer of TransWestern, the largest independent publisher of yellow pages in the United States and is currently Chairman and Chief Executive Officer of The Dunning Group. Mr. Dunning was formerly Chairman of SRDS, a media information and database publisher. From 1987 to 1992, Mr. Dunning was Chairman, Chief Executive Officer and President of Multi-Local Media Information Group, Inc. ("MLM"), a yellow pages and database company. From 1985 to 1986, he served as Executive Vice President of Ziff Communications, a consumer and trade publisher. From 1982 to 1984, he was Senior Vice President and Director of Corporate Finance at Thomson McKinnon Securities, Inc. ("Thomson McKinnon"), an investment banking firm. Mr. Dunning served as President of Rolling Stone Magazine from 1977 to 1982.

  Laurence H. Bloch has served as the Vice Chairman of Holdings and BrightView and a Director of Capital since the Acquisition. Mr. Bloch also serves as Vice Chairman and Chief Financial Officer TransWestern, which he joined in 1993. From 1990 to 1992, Mr. Bloch was Senior Vice President and Chief Financial Officer of Lanxide Corporation, a materials technology company. Between 1980 and 1990, Mr. Bloch was an investment banker, initially with Thomson McKinnon and later as a Managing Director of Smith Barney. Mr. Bloch is a director of TransWestern and was formerly a director of SRDS and MLM.

  Avy H. Stein has served as a Director of BrightView and Capital since the Acquisition. Mr. Stein has been a Managing Director of Willis Stein since its inception in 1994. Prior to that time, he served as a Managing Director of CIVC, a venture capital investment firm, from 1989 to 1994. Prior to his tenure at CIVC, Mr. Stein served as a special consultant for mergers and acquisitions to the Chief Executive Officer of NL Industries, Inc.; as the Chief Executive Officer and principal shareholder of Regent Corporation; as President of Cook Energy Corporation and as an attorney with Kirkland & Ellis, a national law firm. Mr. Stein also serves as a director of TransWestern and Tremont Corporation.

  Daniel H. Blumenthal has served as a Director of BrightView and Capital since the Acquisition. Mr. Blumenthal has been a Managing Director of Willis Stein since its inception in 1994. Prior to that time, he served as Vice President of CIVC from 1993 to 1994, and as a corporate tax attorney with Latham & Watkins, a national law firm, from 1988 to 1993.

  Stuart Karu has served as a Director of BrightView and Capital since the Acquisition. Mr. Karu currently is a private investor. During 1995, Mr. Karu served as the interim Chief Executive Officer of SRDS. Mr. Karu was formerly Chief Executive Officer and principal shareholder of Henry S. Kaufman, Inc., a national advertising agency. Mr. Karu serves as a director of TransWestern and was formerly a director of SRDS and MLM.

  Robert E. Petersen has served as the Chairman Emeritus of the Company since the Acquisition. Mr. Petersen founded Petersen in 1948 and served as its Chairman and Chief Executive Officer prior to the Acquisition.

  Directors of BrightView are currently elected by its stockholders to serve during the ensuing year or until a successor is duly elected and qualified. Executive officers of the Company are designated by the Managing Member to serve until their respective successors shall be duly designated and qualified. Executive officers of Capital are designated by its board of directors to serve until their respective successors shall be duly designated and qualified. There are no family relationships among the executive officers of the Issuers or the directors of BrightView or Capital.

COMPENSATION OF DIRECTORS

  The Company is a limited liability company that is indirectly controlled by BrightView. See "Limited Liability Company Agreement." Each of the Directors of BrightView (other than Messrs. Bahrenburg and Vitale) will be paid annual compensation of $35,000, plus reimbursement for out-of-pocket expenses incurred in connection with attending Board meetings.

COMPENSATION OF EXECUTIVE OFFICERS

  The compensation of executive officers of the Company will be determined by the Board of BrightView. The following Summary Compensation Table includes individual compensation information for the Chief Executive Officer and each of the four other most highly compensated executive officers of Petersen for the fiscal year ended November 30, 1995 (collectively, the "Named Executive Officers") for services rendered in all capacities to Petersen during the fiscal year ended November 30, 1995. There were no stock options exercised during Petersen's last fiscal year nor were there any options outstanding at the end of Petersen's last fiscal year.

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION
                                           ---------------------    ALL OTHER
NAME AND PRINCIPAL POSITION AT PETERSEN      SALARY     BONUS    COMPENSATION(A)
---------------------------------------    ---------- ---------- ---------------
Robert E. Petersen(b)....................  $1,500,000 $1,450,000     $4,052
 Chairman of the Board
Frederick R. Waingrow(c).................     922,900    600,000      5,731
 President
John Dianna..............................     212,000     42,500      5,731
 Vice President, Executive Publisher
Peter F. Clancy(d).......................     195,750     40,000      5,731
 Senior Vice President, Marketing & Sales
Nigel P. Heaton(d).......................     178,250     35,000      5,731
 Vice President, Circulation Marketing
 Development

--------
(a)Reflects contribution by Petersen on behalf of such person under Petersen's retirement plan.
(b)Mr. Petersen resigned as Chairman of Petersen upon consummation of the Acquisition.
(c)Mr. Waingrow resigned as President of Petersen upon consummation of the Acquisition.
(d)No longer employed by the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board intends to establish two standing committees: (i) an Audit Committee and (ii) a Compensation Committee. The Board may also establish other committees to assist in the discharge of its responsibilities.

  The Audit Committee shall review and, as it shall deem appropriate, recommend to the Board internal accounting and financial controls for the Company and accounting principles and auditing practices and procedures to be employed in the preparation and review of financial statements of the Company. The Audit Committee shall make recommendations to the board concerning the engagement of independent public accountants to audit the annual financial statements of the Company and the scope of the audit to be undertaken by such accountants. Ernst & Young LLP presently serves as the independent auditors of the Company. The Company expects that three or four Directors will be appointed to the Audit Committee.

  The Compensation Committee shall review and, as it deems appropriate, recommend to the Board policies, practices and procedures relating to the compensation of managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee shall have and exercise all authority under any employee stock option plans of the Company as the committee therein specified (unless the Board resolution appoints any other committee to exercise such authority), and shall otherwise advise and consult with the officers of the Company as may be requested regarding managerial personnel policies. The Company expects that three or four Directors will be appointed to the Compensation Committee.

EMPLOYMENT AGREEMENTS

  The Company expects that Messrs. Bahrenburg, Vitale and Willis will each enter into an Executive Securities Purchase and Employment Agreement (the "Employment Agreements") with BrightView, Holdings and the Company. The Employment Agreements will provide for the continued employment of Mr. Bahrenburg as the Chief Executive Officer of the Company, Mr. Vitale as the President of the Company and Mr. Willis as the Chief Financial Officer of the Company until December 31, 2001 unless terminated earlier as provided in the respective Employment Agreement. The Employment Agreements of Messrs. Bahrenburg, Vitale and Willis will provide for: (i) an annual base salary of $500,000, $300,000, and $200,000 respectively (subject to annual increases based on the consumer price index); (ii) annual bonuses based on the achievement of certain EBITDA targets of up to half their base salary and
(iii) a deferred bonus payable upon the first to occur of: (a) a sale of the Company or (b) the fifth anniversary of the date of such agreements. Each executive's employment may be terminated by the Company at any time with cause or without cause. If such executive is terminated by the Company with cause or resigns other than for good reason, the executive will be entitled to his base salary and fringe benefits until the date of termination, but will not be entitled to any unpaid bonus. Messrs. Bahrenburg, Vitale and Willis will be entitled to their base salary and fringe benefits and any accrued bonus for a period of twelve months following their in the event such executive is terminated without cause or resigns with good reason. The Employment Agreements will also provide each executive with customary fringe benefits and vacation periods. "Cause" will be generally defined in the Employment Agreements to mean: (i) the commission of a felony or a crime involving moral turpitude; (ii) the commission of any other act or omission involving dishonesty, disloyalty or fraud; (iii) the substantial and repeated failure to perform duties as reasonably directed by the Board or Chairman of Holdings;
(iv) gross negligence or willful misconduct with respect to the Company or any subsidiary; (v) any other material breach of the Employment Agreement or Company policy established by the Board, which breach, if curable, is not cured within 15 days after written notice thereof to the executive or (vi) the failure by the Company to generate a minimum level of EBITDA in any fiscal year. "Good Reason" will be defined to mean the occurrence, without such executive's consent, of any of the following: (i) the assignment to the executive of any significant duties materially inconsistent with the executive's status as a senior executive officer of the Company or a substantial adverse alteration in the nature or status of the executive's responsibilities; (ii) a reduction by the Company in the executive's annual base salary as in effect on the date hereof, except for across-the-board salary reductions similarly affecting all senior executives of the Company or
(iii) the Board requires the executive to relocate from the New York area in the case of Mr. Bahrenburg and the Los Angeles area in the case of Messrs. Vitale and Willis. The Employment Agreements will also provide for the purchase by Messrs. Bahrenburg, Vitale and Willis of preferred equity securities of Holdings ("Preferred Units"), common equity securities of Holdings ("Common Units") and common stock of BrightView ("Common Stock") for a combination of cash and notes. See "Certain Transactions." The Company expects such Employment Agreements to be finalized over the next 30 days.

  Messrs. Dunning and Bloch will each receive an annual salary of $100,000 per annum for serving as Chairman and Vice Chairman of Holdings, respectively. Beginning in 1998, each will also be entitled, subject to approval of the Board to receive an annual bonus upon the Company achieving certain financial targets.

  In connection with the Acquisition, the Company entered into an employment agreement with Robert E. Petersen pursuant to which Mr. Petersen agreed to serve as Chairman Emeritus of the Company for a five-year period in exchange for annual compensation of $200,000 per annum. Under such agreement, Mr. Petersen has agreed to, among other things, act as a public spokesperson and representative of the Company at public functions and participate in significant meetings of the key executives of the Company concerning marketing and sales strategies, important personnel decisions and similar activities so required by the Chairman of the Board. The employment agreement entitles Mr. Petersen to certain fringe benefits and perquisites and severance payments equal to his annual salary for the remaining unexpired term of the agreement in the event he is terminated by the Company without cause or suffers a "constructive termination," which is defined to include (i) the relocation of Mr. Petersen from the Company's current principal executive office; (ii) any material breach of the employment agreement by the Company or (iii) the assignment of Mr. Petersen to a significantly lower position in the Company in terms of his responsibility, authority and status.

                             CERTAIN TRANSACTIONS

  The Company is party to a lease with a trust controlled by Mr. Petersen and his wife pursuant to which the Company leases office space for its corporate headquarters. The lease expires on November 30, 2009. In connection with the Acquisition, the lease was amended to provide for lease payments of $341,951 for each monthly period ending before November 30, 1996. For each fiscal year thereafter, the monthly lease payments will be increased at an annual rate of approximately 1.75%. The Company believes such lease provides for lease payments at a market rate and for terms as favorable to the Company as could have been negotiated with a third party at arm's length.

  On October 1, 1996, the Company entered into a lease with Mr. Petersen with respect to the Company's office space located at 815 North LaSalle Street in Chicago, Illinois. The lease expires on September 30, 2005 and provides for monthly lease payments of: (i) $16,500 for the period from October 1, 1996 to September 30, 1999; (ii) $17,500 for the period from October 1, 1999 to September 30, 2002 and (iii) $18,500 from October 1, 2002 through the end of the term of the lease. The Company believes such lease provides for lease payments at a market rate and for terms as favorable to the Company as could have been negotiated with a third party at arm's length.

  Pursuant to his Employment Agreement, Mr. Bahrenburg will purchase 20 shares of Common Stock at a price of $500.00 per share, 2,200 Class A Units at a price of $4.50 per unit and 2,200 Preferred Units at a price of $445.50 per unit. Mr. Bahrenburg will pay for these securities with promissory notes in the aggregate amount of $1,000,000. Of this amount, $200,000 will become due and payable on March 1, 1997 and $800,000 will become due and payable on the earlier to occur of: (i) December 31, 2001; (ii) the termination of Mr. Bahrenburg's employment with the Company or (iii) a sale of the Company. Such promissory notes will bear interest at a rate equal to the Company's weighted average cost of borrowing as determined by the Board. Mr. Bahrenburg's obligations under such notes will be secured by a pledge of the securities purchased therewith. In addition, pursuant to the Employment Agreement, the Company and Holdings will issue to Mr. Bahrenburg 5,150.708 Class A Units, 625 Class B Units and 625 Class C Units for no additional consideration. The securities issued to Mr. Bahrenburg without consideration will vest ratably over a period of five years.

  Pursuant to his Employment Agreement, Mr. Vitale will purchase 15 shares of Common Stock at a price of $500.00 per share, 1,650 Class A Units at a price of $4.50 per unit and 1,650 Preferred Units at a price of $445.50 per unit. Mr. Vitale will pay for these securities with promissory notes in the aggregate amount of $750,000. Such promissory notes will bear interest at a rate equal to the Company's weighted average cost of borrowing as determined by the Board and will become due and payable on the earlier to occur of:
(i) December 31, 2001; (ii) the termination of Mr. Vitale's employment with the Company or (iii) a sale of the Company. Mr. Vitale's obligations under such notes will be secured by a pledge of the securities purchased therewith. In addition, pursuant to the Employment Agreement, the Company and Holdings will issue to Mr. Vitale 5,150.708 Class A Units, 625 Class B Units and 625 Class C Units for no additional consideration. The securities to be issued to Mr. Vitale without consideration will vest ratably over a period of five years.

  Pursuant to his Employment Agreement, Mr. Willis will purchase 4 shares of Common Stock at a price of $500.00 per share, 440 Class A Units at a price of $4.50 per unit and 440 Preferred Units at a price of $445.50 per unit. Mr. Willis will pay for these securities with promissory notes in the aggregate amount of $200,000. Such promissory notes will bear interest at a rate equal to the Company's weighted average cost of borrowing as determined by the Board and will become due and payable on the earlier to occur of: (i) December 31, 2001; (ii) the termination of Mr. Willis' employment with the Company or (iii) a sale of the Company. Mr. Willis' obligations under such notes will be secured by a pledge of the securities purchased therewith. In addition, pursuant to the Employment Agreement, the Company and Holdings will issue to Mr. Willis 1,030.142 Class A Units, 125 Class B Units and 125 Class C Units for no additional consideration. The securities to be issued to Mr. Willis without consideration will vest ratably over a period of five years.

  The securities to be issued to Messrs. Bahrenburg, Vitale and Willis pursuant to the Employment Agreements will be subject to repurchase by Holdings or BrightView in the event such executive leaves the

Company's employ under certain circumstances. If such executive is terminated by the Company with cause or resigns without good reason (each as defined in their respective employment agreements), the purchase price for any unvested securities will be the lesser of their original cost or their fair market value and the purchase price for any vested securities will be the fair market value of such securities. If such executive is terminated by the Company without cause or resigns with good reason, the Company can only repurchase such executive's unvested securities, at a price equal to the lesser of their original cost or their fair market value.

  In connection with the Acquisition, Messrs. Bahrenburg, Dunning, Bloch and Karu, Willis Stein, Petersen Properties Company, BankAmerica Investment Corporation and others entered into a securities purchase agreement (the "Securities Purchase Agreement") with Holdings and BrightView pursuant to which they purchased Preferred Units and Common Units of Holdings and Common Stock of BrightView for cash. The following table sets forth the securities purchased by such persons and the aggregate consideration paid for such securities:

                                        HOLDINGS
                                    ----------------- BRIGHTVIEW
   DIRECTOR, EXECUTIVE OFFICER OR   CLASS A PREFERRED   COMMON     AGGREGATE
   10% OWNER                         UNITS    UNITS     STOCK    CONSIDERATION
   ------------------------------   ------- --------- ---------- -------------
   D. Claeys Bahrenburg...........    1,100    1,100       10     $  500,000
   James D. Dunning, Jr.(a).......    4,620    4,620       42      2,100,000
   Laurence H. Bloch(a)...........    2,200    2,200       20      1,000,000
   Stuart Karu(a).................    2,200    2,200       20      1,000,000
   Willis Stein & Partners,
    L.P. .........................  110,000  110,000    1,000     50,000,000
   Petersen Properties Company....   55,000   55,000      500     25,000,000
   BankAmerica Investment Corpora-
    tion..........................   44,000   44,000      400     20,000,000

--------
(a) Pursuant to the Securities Purchase Agreement, Holdings and BrightView also issued to Messrs. Dunning, Bloch and Karu the following securities:
    Mr. Dunning--8,241.133 Class A Units, 1,000 Class B Units and 1,000 Class C Units; Mr. Bloch--6,180.850 Class A Units, 750 Class B Units and 750 Class C Units and Mr. Karu--4,120.567 Class A Units, 500 Class B Units and 500 Class C Units.

  As part of its business strategy, the Company plans to adopt new compensation arrangements designed to reward managers and other participating employees based on the Company's operating performance. In connection with such compensation arrangements, the Company expects to issue up to 11,331 Class A Units, 1,375 Class B Units and 1,375 Class C Units to certain members of management of other key employees of the Company. The Company has made no final determination with respect to when such equity securities will be issued or to whom, if at all.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The Company's equity securities are held 99.9% by Holdings and 0.1% by BrightView. The following table sets forth certain information as of December 1, 1996 regarding the beneficial ownership of the equity securities of Holdings and BrightView by: (i) each of the Directors of BrightView and the executive officers of the Company; (ii) all Directors and executive officers as a group and (iii) each owner of more than 5% of any class of equity securities of Holdings or BrightView ("5% Owners"). The following table includes the securities to be issued to certain executive officers of the Company under the Employment Agreements. The equity ownership of Holdings for the persons listed below includes those interests owned indirectly through BrightView. Unless otherwise noted, the address for each executive officer of the Company and the Directors of BrightView is c/o the Company, 6420 Wilshire Boulevard, Los Angeles, California 90048. All of Capital's issued and outstanding capital stock is owned by the Company.

                                        HOLDINGS                    BRIGHTVIEW
                          ------------------------------------ --------------------
                                                               SHARES OF PERCENT OF
                           COMMON  PERCENT  PREFERRED PERCENT   COMMON     VOTING
                          UNITS(A) OF CLASS   UNITS   OF CLASS STOCK(B)   POWER(C)
                          -------- -------- --------- -------- --------- ----------
DIRECTORS AND EXECUTIVE
 OFFICERS:
D. Claeys
 Bahrenburg(d)..........    8,481     2.1%     3,300       *        30       1.4%
Neal Vitale(e)..........    6,816     1.7      1,655       *        15         *
Richard S. Willis(f)....    1,474       *        444       *         4         *
James D. Dunning,
 Jr.(g).................   12,903     3.1      4,662     1.2%       42       2.0
Laurence H. Bloch(h)....    8,401     2.0      2,220       *        20         *
Avy H. Stein(i).........  111,000    26.9    111,000    29.7     1,000      46.6(c)
Daniel H.
 Blumenthal(i)..........  111,000    26.9    111,000    29.7     1,000      46.6(c)
Stuart Karu (j).........    6,341     1.5      2,220       *        20         *
All Directors and
 executive officers as a
 group (8 persons)......  155,415    37.7    125,541    33.5     1,131      52.7
5% OWNERS:
Willis Stein & Partners,
 L.P.(k)................  111,000    26.9    111,000    29.7     1,000      46.6(c)
Robert E. Petersen(l)...   55,500    13.5     55,500    14.8       500      23.3
BankAmerica Investment
 Corporation(m).........   44,400    10.7     44,400    11.9       400       --
Chase Equity Associates,
 L.P.(n)................   33,300     8.1     33,300     8.9       300       --
Allstate Insurance
 Company(o).............   33,300     8.1     33,300     8.9       300      14.0
First Union Investors,
 Inc.(p)................   27,750     6.7     27,750     7.4       250       --
CIBC WG Argosy Merchant
 Fund 2, L.L.C.(q)......   27,750     6.7     27,750     7.4       250       --

--------
*Represents less than one percent.
(a) The Common Units represent the common equity of Holdings and consist of Class A Units, Class B Units and Class C Units. Holders of Class B Units and Class C Units are entitled to share in any distribution on a pro rata basis with the holders of Class A Units, but only if the holders of the Preferred Units and the Class A Units have achieved an internal rate of return on their total investment of 30% in the case of Class B Units and 35% in the case of Class C Units. All Common Units listed in the table represent Class A Units unless otherwise noted. See "Limited Liability Company Agreement."
(b) BrightView has two classes of outstanding common stock, the Class A Common Stock and the Class B Common Stock, which are identical in all respects except that the Class B Common Stock is nonvoting and is convertible to Class A Common Stock upon the occurrence of certain events. The Class B Common Stock was issued in order to comply with certain regulatory requirements imposed upon the holders, which are affiliates of bank holding companies. All shares listed in the table represent Class A Common Stock unless otherwise noted.
(c) Under the terms of the Securityholders Agreement, all of the stockholders of BrightView have agreed to vote their shares in favor of those individuals designated by Willis Stein to serve on the Board of BrightView until such time as BrightView consummates a Qualified IPO (as defined below). Willis Stein also has the right to vote such stockholders shares on all significant corporate changes, such as a merger, consolidation or sale of the Company. As a result, Willis Stein has the ability to control the policies and operations of the Company.
(d) Includes 5,151 Class A Units, which are subject to vesting in equal installments over a five-year period. Does not include 625 Class B Units and 625 Class C Units owned by Mr. Bahrenburg.
(e) Includes 5,151 Class A Units, which are subject to vesting in equal installments over a five-year period. Does not include 625 Class B Units and 625 Class C Units owned by Mr. Vitale.

(f) Includes 1,030 Class A Units, which are subject to vesting in equal installments over a five-year period. Does not include 125 Class B Units and 125 Class C Units owned by Mr. Willis.
(g) Does not include 1,000 Class B Units and 1,000 Class C Units owned by Mr. Dunning.
(h) Does not include 750 Class B Units and 750 Class C Units owned by Mr.
    Bloch.
(i) Includes 110,000 Common Units and 110,000 Preferred Units of Holdings and 1,000 shares of the Class A Common Stock of BrightView beneficially owned by Willis Stein. Such persons disclaim beneficial ownership of all such interests beneficially owned by Willis Stein. Such person's address is c/o Willis Stein, 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.
(j) Does not include 500 Class B Units and 500 Class C Units owned by Mr.
    Karu.
(k) Willis Stein's interest in Holdings and BrightView are owned through Petersen Investment Corp. The address of Willis Stein and Petersen Investment Corp. is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.
(l) Mr. Petersen's interest in Holdings and BrightView are owned through Petersen Properties Company.
(m) Such person's address is c/o BankAmerica Investment Corporation ("BIC"), 231 S. LaSalle Street, Chicago, Illinois 60697. Such person holds Class B Common Stock of BrightView. Also includes securities held by an affiliate of BIC.
(n) Such person's address is 380 Madison Avenue, 12th Floor, New York, New York 10017-2951. Such person holds Class B Common Stock of BrightView.
(o) Such person's address is 3075 Sanders Road, Suite G5D, Northbrook, Illinois 60062-7127.
(p) Such person's address is c/o First Union Capital Partners, Inc., One First Union Center, 301 S. College Street, 5th Floor, Charlotte, North Carolina 28288. Such person holds Class B Common Stock of BrightView.
(q) Such person's address is 425 Lexington Avenue, 3rd Floor, New York, New York 10017. Such person holds Class B Common Stock of BrightView.

SECURITYHOLDERS AGREEMENT

  At the time of the Acquisition, BrightView, Holdings, Petersen Investment Corp. and the Investors entered into a securityholders agreement (the "Securityholders Agreement"), providing for: (i) the composition of the Board of BrightView; (ii) restrictions on the transfer of equity securities of Holdings, BrightView and Petersen Investment Corp. (the "Equity Securities");
(iii) registration rights relating to the Equity Securities, (iv) obligations of the Investors upon a sale of the Company and (v) preemptive rights in favor of the non-Willis Stein Investors in connection with issuances of equity to Willis Stein. Under the terms of the Securityholders Agreement, all of the stockholders of BrightView have agreed to vote their shares in favor of those individuals designated by Willis Stein to serve on the Board of Directors of BrightView until such time as BrightView consummates an initial public offering of its equity securities resulting in the receipt by BrightView of at least $75.0 million of gross proceeds and which indicates a market capitalization of BrightView without giving effect to any issuances of equity securities following its initial capitalization of at least $330.0 million (a "Qualified IPO"). Willis Stein also has the right to control the vote on any significant corporate changes, such as a merger, consolidation or sale of the Company until the occurrence of a Qualified IPO. The Securityholders Agreement generally restricts the transfer of Equity Securities, other than in a public sale. Any proposed transfer of Equity Securities is subject to a right of first refusal in favor of BrightView or the other Investors and "tag-along" rights in favor of the other Investors. All of the Investors have agreed that Willis Stein (through BrightView) may control the circumstances under which a sale of the Company may take place, and that each Investor will consent to such transaction on the terms negotiated by Willis Stein. Willis Stein may also control the circumstances under which a public offering of Holdings' or BrightView's equity securities may take place. The Securityholders Agreement provides for up to four demand registrations in favor of Willis Stein, two demand registrations in favor of a majority of the non-Willis Stein Investors at such time as BrightView is eligible to use a short-form registration statement and unlimited "piggyback" registrations in favor of the Investors.

                      LIMITED LIABILITY COMPANY AGREEMENT

  The Company and Holdings are each limited liability companies organized under the Delaware Limited Liability Company Act (the "LLC Act"). The Company is governed by a limited liability company agreement between Holdings and BrightView. The Company's equity securities are held 99.9% by Holdings and 0.1% by BrightView. Holdings is the Company's managing member and as such controls the policies and operations of the Company. Holdings is governed by a limited liability company agreement (the "LLC Agreement") among Willis Stein (through Petersen Investment Corp.), Mr. Petersen, certain members of the Company's management and the Investors (collectively the "Members"). The LLC Agreement governs the relative rights and duties of the Members.

  BrightView is Holdings' managing member and as such controls the policies and operations of Holdings and of the Company through Holdings. BrightView was appointed as managing member pursuant to the LLC Agreement and may not be removed. In the event of BrightView's resignation as managing member, a new managing member will be appointed by Willis Stein (through Petersen Investment Corp.).

  The ownership interests of the Members in Holdings consist of Preferred Units and Common Units. The Preferred Units are entitled to a preferred yield of 12.0% per annum, compounded quarterly, and an aggregate liquidation preference of $163.5 million (net of any prior repayments of Preferred Units) plus any accrued and unpaid preferred yield (collectively, the "Preference Amount") on any liquidation or other distribution by Holdings. The Common Units represent the common equity of Holdings and consist of Class A Units, Class B Units and Class C Units. After payment of the Preference Amount, holders of Class A Units are entitled to share in any remaining proceeds of any liquidation or other distribution by Holdings pro rata according to the number of Class A Units held. After the holders of the Preferred Units and Class A Units have received an internal rate of return of 30% on their total investment, holders of Class B Units will be entitled to participate with the holders of Class A Units in any subsequent distributions. Similarly, after the holders of the Preferred Units and Class A Units have received an internal rate of return of 35% on their total investment, holders of Class C Units will be entitled to participate with the holders of Class A Units and the holders of Class B Units in any subsequent distributions. The Class B Units and Class C Units were issued to members of management to provide them with equity incentives. The LLC Agreement grants BrightView broad authority in establishing the magnitude and terms of management's equity participation in the Company.

  Both the Senior Credit Facility and the Indenture generally limit the Company's ability to pay cash distributions to Holdings and BrightView other than distributions in amounts approximately equal to the income tax liability of such members of the Company (or, in the case of Holdings, the income tax liability it would have had if it were required to pay income taxes) resulting from the taxable income of the Company ("Tax Distributions"). Tax Distributions will be based on the approximate highest combined tax rate that applies to any one of the members of the Company.

  The LLC Agreement, and therefore Holdings' existence, will continue in effect until the earlier to occur of: (i) December 3, 2026; (ii) a unanimous vote to that effect of its Members; (iii) a resolution to that effect of the managing member; (iv) the incapacity or expulsion of the managing member or any other event under the LLC Act which terminates Holdings unless the Members vote within 90 days to continue Holdings' existence or (v) the entry of a decree of judicial dissolution under the LLC Act. Other than as described in
(iv) above, the death, retirement, resignation, expulsion, incapacity, bankruptcy or dissolution of a Member will not cause a dissolution of Holdings. The Company's limited liability company agreement contains similar terms governing the Company's continued existence.

                     DESCRIPTION OF SENIOR CREDIT FACILITY

  In connection with the Acquisition, the Company entered into the Senior Credit Facility, among the Lenders and the Company, pursuant to which the Lenders will lend to the Company up to $260.0 million in senior secured credit facilities, such amount to be allocated among: (i) a Revolving Credit Facility of up to $60.0 million; (ii) a Tranche A Loan in an aggregate principal amount of $100.0 million and (iii) a Tranche B Loan in an aggregate principal amount of $100.0 million.

  Repayment. Commitments under the Revolving Credit Facility will not be reduced until maturity on December 31, 2002 and the Term Loans will be amortized on a quarterly basis commencing on March 31, 1997 based on the following schedule:

                                                        TRANCHE A    TRANCHE B
                                                           LOAN         LOAN
   DATE                                                AMORTIZATION AMORTIZATION
   ----                                                ------------ ------------
                                                        (DOLLARS IN THOUSANDS)
   1997...............................................   $      0     $  1,000
   1998...............................................     10,000        1,000
   1999...............................................     15,000        1,000
   2000...............................................     20,000        1,000
   2001...............................................     25,000        1,000
   2002...............................................     30,000        1,000
   2003...............................................          0       40,000
   2004...............................................          0       54,000
                                                         --------     --------
     Total............................................   $100,000     $100,000
                                                         ========     ========

  Security; Guaranty. The Revolving Credit Facility and Term Loans will be secured by a first priority lien on substantially all of the properties and assets of the Company and its respective domestic subsidiaries, owned now or acquired later, including a pledge of all of the shares of the Company's respective existing and future domestic subsidiaries and 65% of the shares of their respective existing and future foreign subsidiaries. The Revolving Credit Facility and Term Loans are guaranteed by BrightView, Holdings and all of the Company's future domestic subsidiaries.

  Interest. At the Company's option, the interest rates per annum applicable to the Revolving Credit Facility and the Tranche A Loan will be a fluctuating rate of interest measured by reference either to: (i) LIBOR plus the applicable borrowing margin or (ii) the ABR plus the applicable borrowing margin. The applicable borrowing margin for the Revolving Credit Facility and the Tranche A Loan will range from 1.375% to 2.750% for LIBOR based borrowings and 0.125% to 1.500% for ABR based borrowings. The applicable borrowing margin for the Tranche B Loan will be equal to that of the Revolving Credit Facility and Tranche A Loan plus 0.50%; provided, however, that the applicable margin for the Tranche B Loan will not be less than 2.625% for LIBOR based borrowings and 1.375% for ABR based borrowings.

  Fees. The Company has agreed to pay certain fees with respect to the Senior Credit Facility including: (i) upfront facility fees; (ii) agent and arrangement fees and (iii) commitment fees of 0.50% per annum on the unused portion of the Revolving Credit Facility until the Company's Leverage Ratio (as defined in the Senior Credit Facility) is less than or equal to 4:1 and 0.375% per annum thereafter.

  Use of Proceeds. The entire amount of the Term Loans were made available to the Company at the time of the Acquisition. The Revolving Credit Facility will be made available to finance certain permitted acquisitions, working capital requirements and general corporate purposes of the Company.

  Prepayments; Reduction of Commitments. Term Loans are required to be prepaid and commitments under the Revolving Credit Facility are required to be permanently reduced with: (i) 75% of excess cash flow, which percentage may be reduced under certain circumstances; (ii) 100% of the net cash proceeds of all non-ordinary-course asset sales or other dispositions of the property by the Company and its subsidiaries (including insurance and condemnation proceeds), subject to limited exceptions, (iii) 100% of the net proceeds of issuances of debt obligations of the Company and its subsidiaries, subject to limited exceptions and (iv) 75% of the net proceeds of issuances of equity securities of the Company. Such mandatory prepayments and commitment reductions will first be allocated pro rata among the Term Loan and second to commitments under the Revolving Credit Facility. Within the Term Loans prepayments with proceeds from asset sales will be applied pro rata to the remaining amortization payments under each such Term Loan and proceeds from debtor equity issuances will be applied to amortization payments in inverse order at maturity. Voluntary prepayments will be permitted in whole or in part, at the option of the Company, in minimum principal amounts of $3.0 million or any greater multiple of $1.0 million, without premium or penalty.

  Covenants. The Senior Credit Facility contains covenants restricting the ability of the Company and its subsidiaries to, among other things: (i) declare dividends or redeem or repurchase capital stock; (ii) prepay, redeem or purchase debt; (iii) incur liens and engage in sale-leaseback transactions;
(iv) make loans and investments; (v) issue more debt; (vi) amend or otherwise alter debt and other material agreements; (vii) make capital expenditures;
(viii) engage in mergers, acquisitions and asset sales; (ix) transact with affiliates and (x) alter its lines of the business. The Company must also make certain customary indemnifications of the Lenders and their agents and will also be required to comply with financial covenants with respect to: (i) a maximum leverage ratio; (ii) a minimum interest coverage ratio and (iii) a minimum fixed charge coverage ratio. The Senior Credit Facility also contains certain customary affirmative covenants.

  Events of Default. Events of default under the Senior Credit Facility include: (i) the Company's failure to pay principal or interest when due; (ii) the Company's material breach of any covenant, representation or warranty contained in the loan documents; (iii) customary cross-default provisions;
(iv) events of bankruptcy, insolvency or dissolution of the Company or its subsidiaries; (v) the levy of certain judgments against the Company, its subsidiaries, or their assets; (vi) certain adverse events under ERISA plans of the Company or its subsidiaries; (vii) the actual or asserted invalidity of security documents or guarantees of the Company or its subsidiaries and (viii) a change of control of the Company.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Old Notes were originally sold by the Issuers on November 25, 1996 to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Old Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. As a condition to the Purchase Agreement, the Issuers entered into the Registration Rights Agreement with the Initial Purchaser pursuant to which the Issuers have agreed, for the benefit of the holders of the Old Notes, at the Issuers' cost, to use their best efforts to (i) file the Exchange Offer Registration Statement within 45 days after the date of the original issue of the Old Notes with the Commission with respect to the Exchange Offer for the New Notes; (ii) use their best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 135 days after the date of the original issuance of the Old Notes and (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, commence the Exchange Offer and use their best efforts to issue on or prior to 45 days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission (the "Exchange Offer Effectiveness Date"). Upon the Exchange Offer Registration Statement being declared effective, the Issuers will offer the New Notes in exchange for surrender of the Old Notes. The Issuers will keep the Exchange Offer open for not less than 20 days (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Old Notes. For each Old Note surrendered to the Issuers pursuant to the Exchange Offer, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. Interest on each Old Note will accrue from the last interest payment date on which interest was paid on the Old Note surrendered in exchange therefor or, if no interest has been paid on such Old Note, from the date of its original issue. Interest on each New Note will accrue from the date of its original issue.

  Under existing interpretations of the staff of the Commission contained in several no-action letters to third parties, the New Notes will in general be freely tradeable after the Exchange Offer without further registration under the Securities Act. However, any purchaser of Old Notes who is an "affiliate" of the Issuers or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes (i) will not be able to rely on the interpretation of the staff of the Commission, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

  As contemplated by these no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offer is required to represent to the Issuers in the Letter of Transmittal that (i) the New Notes are to be acquired by the holder or the person receiving such New Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging and does not intend to engage, in distribution of the New Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the New Notes, (iv) neither the holder nor any such other person is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or any other person participates in the Exchange Offer for the purpose of distributing the New Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes and cannot rely on those no-action letters. As indicated above, each Participating Broker-Dealer that receives a New Note for its own account in exchange for Old Notes must acknowledge that it (i) acquired the Old Notes for its own account as a result of market-making activities or other trading activities, (ii) has not entered into any arrangement or understanding with the Issuers or any "affiliate" of the Issuers (within the meaning of Rule 405 under the Securities Act) to distribute the New Notes to be received in the Exchange Offer and (iii) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. For a description of the procedures for resales by Participating Broker-Dealers, see "Plan of Distribution."

  In the event that changes in the law or the applicable interpretations of the staff of the Commission do not permit the Issuers to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 195 days of the date of the original issuance of the Old Notes, the Issuers will (i) file the Shelf Registration Statement Registration Statement covering resales of the Old Notes; (ii) use their reasonable best efforts to cause the Shelf Registration Statement Registration Statement to be declared effective under the Securities Act and (iii) use their reasonable best efforts to keep effective the Shelf Registration Statement until the earlier of three years after its effective date. The Issuers will, in the event of the filing of the Shelf Registration Statement, provide to each applicable holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resale of the Old Notes. A holder of the Old Notes that sells such Old Notes pursuant to the Shelf Registration Statement permit generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the Old Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and to benefit from the provisions set forth in the following paragraph.

  The Registration Rights Agreement provides that (i) the Issuers will file an Exchange Offer Registration Statement with the Commission on or prior to 45 days after the date of the original issue of the Old Notes with the Commission, (ii) the Issuers will use their best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 135 days after the after the date of the original issue of the Old Notes,
(iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Issuers will commence the Exchange Offer and use their best efforts to issue on or prior to 45 days after the Exchange Offer Effectiveness Date, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Issuers will use their best efforts to file the Shelf Registration Statement with the Commission in a timely fashion. If (a) the Issuers fail to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing,
(b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness, or (c) the Issuers fail to consummate the Exchange Offer within 45 days of the effectiveness of the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the period specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), the sole remedy available to holders of the Old Notes will be the immediate assessment of Additional Interest as follows: the per annum interest rate on the Old Notes will increase by 0.5% and the per annum interest rate will increase by an additional 0.25% for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 2.0% per annum in excess of 11 1/8% per annum. All Additional Interest will be payable to holders of the Old Notes in cash on each November 15 and May 15, commencing with the first such date occurring after any such Additional Interest commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the Old Notes will revert to 11 1/8% per annum.

  Holders of Old Notes will be required to make certain representations to the Issuers (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Investors set forth above.

  The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Exchange Offer Registration Statement of which this Prospectus is a part.

  Following the consummation of the Exchange Offer, holders of the Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not have any further registration rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Issuers will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Issuers will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes bear a Series B designation and a different CUSIP Number from the Old Notes, (ii) the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (iii) the holders of the New Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, all of which rights will terminate when the Exchange Offer is terminated. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

  As of the date of this Prospectus, $100,000,000 aggregate principal amount of Old Notes were outstanding. The Issuers have fixed the close of business on February 10, 1997 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.

  Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware, the Limited Liability Company Act of Delaware or the Indenture in connection with the Exchange Offer. The Issuers intend to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

  The Issuers shall be deemed to have accepted validly tendered Old Notes when, as and if the Issuers have given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the New Notes from the Issuers.

  If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Issuers will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Fees and Expenses.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on March 11, 1997, unless the Issuers, in their sole discretion, extend the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Issuers will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  The Issuers reserve the right, in their sole discretion, prior to the Expiration Date (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

INTEREST ON THE NEW NOTES

  The New Notes will bear interest from their date of issuance. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the New Notes. Such interest will be paid with the first interest payment on the New Notes on May 15, 1997. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

  Interest on the New Notes is payable semi-annually on each May 15 and November 15, commencing on May 15, 1997.

PROCEDURES FOR TENDERING

  Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Old Notes, Letter of Transmittal or an Agent's Message in connection with a book-entry transfer and other required documents must be completed and received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Old Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such bookentry transfer must be received by the Exchange Agent prior to the Expiration Date.

  The term "Agent's Message" means a message, transmitted by a book-entry transfer facility to, and received by, the Exchange Agent forming a part of a confirmation of a book-entry transfer, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Notes that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

  By executing the Letter of Transmittal, each holder will make to the Issuers the representations set forth above in the third paragraph under the heading "--Purpose and Effect of the Exchange Offer."

  The tender by a holder and the acceptance thereof by the Issuers will constitute agreement between such holder and the Issuers in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE ISSUERS. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the Letter of Transmittal.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of the Medallion System (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Issuers of their authority to so act must be submitted with the Letter of Transmittal.

  The Issuers understand that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at the Book-Entry Transfer Facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing such Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Issuers in their sole discretion, which determination will be final and binding. The Issuers reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Issuers' acceptance of which would, in the opinion of counsel for the Issuers, be unlawful. The Issuers also reserve the right in their sole discretion to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Issuers' interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Issuer shall determine. Although the Issuers intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Issuer, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

    (a) the tender is made through an Eligible Institution,

    (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) such properly completed and executed Letter of Transmittal (of facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and all other documents required by the Letter of Transmittal are received by the Exchange Agent upon five New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  To withdraw a tender of Old Notes in the Exchange Offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"); (ii) identify the Old Notes to be withdrawn (including the certificate number(s) and principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited); (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Issuers, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, the Issuers shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Issuers, might materially impair the ability of the Issuers to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Issuers or any of their subsidiaries; or

    (b) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the reasonable judgment of the Issuers, might materially impair the ability of the Issuers to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Issuers; or

    (c) any governmental approval has not been obtained, which approval the Issuers shall, in their reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  If the Issuers determine in their reasonable discretion that any of the conditions are not satisfied, the Issuers may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see "--Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn.

EXCHANGE AGENT

  United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

              By Mail:                            By Overnight Courier:


 United States Trust Company of New        United States Trust Company of New
                York                                      York
     P.O. Box 844 Cooper Station                      770 Broadway
    New York, New York 10276-0844               New York, New York 10003


     Attention: Corporate Trust                Attention: Corporate Trust
             Operations                                Operations
    (registered or certified mail
            recommended)


              By Hand:


                                                Facsimile Transmission: (212)
 United States Trust Company of New                     420-6152
                York

            111 Broadway                  Confirm by Telephone: (800) 548-6565
      New York, New York 10006


  Attention: Lower Level Corporate
            Trust Window
  DELIVERY TO AN ADDRESS OTHER THAN SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Issuers. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Issuers. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

  The New Notes will be recorded at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be expensed over the term of the New Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

  The Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Issuers (upon redemption thereof or otherwise), (ii) so long as the Old Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel reasonably acceptable to the Issuers), (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

RESALE OF THE NEW NOTES

  With respect to resales of New Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that a holder or other person who receives New Notes, whether or not such person is the holder (other than a person that is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act) who receives New Notes in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder cannot rely on the position of the staff of the Commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each Participating Broker-Dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

  As contemplated by these no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the New Notes are to be acquired by the holder or the person receiving such New Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging and does not intend to engage, in the distribution of the New

Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the New Notes, (iv) neither the holder nor any such other person is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or other person participates in the Exchange Offer for the purpose of distributing the New Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes and cannot rely on those no-action letters. As indicated above, each Participating Broker-Dealer that receives a New Note for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. For a description of the procedures for such resales by Participating Broker-Dealers, see "Plan of Distribution."

                           DESCRIPTION OF THE NOTES

  The New Notes will be issued under an Indenture, dated as of November 15, 1996 among the Issuers, the Guarantors stated therein and United States Trust Company of New York, as trustee (the "Trustee"). The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") as in effect on the date of the Indenture. The form and terms of the New Notes are the same as the form and terms of the Old Notes (which they replace) except that (i) the New Notes bear a Series B designation, (ii) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of New Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. The New Notes are subject to all such terms, and holders of the New Notes are referred to the Indenture and the Trust Indenture Act for a statement of them. The following is a summary of the material terms and provisions of the New Notes. This summary does not purport to be a complete description of the New Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the New Notes and the Indenture (including the definitions contained therein). A copy of the Indenture has been filed as an exhibit to the Exchange Offer Registration Statement of which this Prospectus forms a part. See "Available Information." Definitions relating to certain capitalized terms are set forth under "-- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference. The Old Notes and the New Notes are sometimes referred to herein collectively as the "Notes."

GENERAL

  The Notes will be limited in aggregate principal amount to $100,000,000. The Notes will be general unsecured obligations of the Issuers, subordinated in right of payment to Senior Indebtedness of the Issuers and senior in right of payment to any current or future subordinated indebtedness of the Issuers. The Notes will be joint and several obligations of the Issuers.

  The Notes will be unconditionally guaranteed, on a senior subordinated basis, as to payment of principal, premium, if any, and interest, jointly and severally, by the Guarantors (including each Restricted Subsidiary which guarantees payment of the Notes pursuant to the covenant described under "Limitation on Creation of Subsidiaries").

MATURITY, INTEREST AND PRINCIPAL

  The Notes will mature on November 15, 2006. The Notes will bear interest at a rate of 11 1/8% per annum from the date of original issuance until maturity. Interest is payable semi-annually in arrears on each May 15 and November 15, commencing May 15, 1997, to holders of record of the Notes at the close of business on the immediately preceding May 1 and November 1, respectively.

OPTIONAL REDEMPTION

  The Notes will be redeemable at the option of the Issuers, in whole or in part, at any time on or after November 15, 2001 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued interest to the redemption date, if redeemed during the twelve-month period beginning on November 15, of each year listed below:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2001...........................................................  105.563%
      2002...........................................................  103.708%
      2003...........................................................  101.854%
      2004 and thereafter............................................  100.000%

  Notwithstanding the foregoing, the Issuers may redeem in the aggregate up to 25% of the original principal amount of Notes at any time and from time to time prior to November 15, 1999 at a redemption price equal to 111.125% of the aggregate principal amount so redeemed plus accrued interest to the redemption date out of the Net Proceeds of one or more Public Equity Offerings; provided that at least $75.0 million of the principal amount of Notes originally issued remain outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering.

  In the event of redemption of fewer than all of the Notes, the Trustee shall select, if the Notes are listed on a national securities exchange, in accordance with the rules of such exchange or, if the Notes are not so listed, either on a pro rata basis or by lot or in such other manner as it shall deem fair and equitable the Notes to be redeemed; provided, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portion thereof for redemption will be made by the Trustee on a pro rata basis, unless such method is prohibited. The Notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Notes. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Issuers shall fail to redeem any such Note.

SUBORDINATION

  The indebtedness represented by the Notes is, to the extent and in the manner provided in the Indenture, subordinated in right of payment to the prior indefeasible payment and satisfaction in full in cash of all existing and future Senior Indebtedness of the Issuers. As of August 31, 1996, after giving pro forma effect to the Transactions and the Initial Offering, the principal amount of outstanding Senior Indebtedness of the Issuers, on a consolidated basis, would have been $200.0 million. In addition, the Issuers would have had $60.0 million of undrawn commitments available under the Revolving Credit Facility.

  In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation. arrangement, reorganization or other similar case or proceeding in connection therewith, relative to the Issuers or to their creditors, as such, or to their assets, whether voluntary or involuntary, or any liquidation, dissolution or other winding-up of the Issuers, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any general assignment for the benefit of creditors or other marshalling of assets or liabilities of the Issuers (except in connection with the merger or consolidation of the Issuers or its liquidation or dissolution following the transfer of substantially all of their assets, upon the terms and conditions permitted under the circumstances described under "--Mergers, Consolidations or Sale of Assets") (all of the foregoing referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings"), the holders of Senior Indebtedness of the Issuers will be entitled to receive payment and satisfaction in full in cash of all amounts due on or in respect of all Senior Indebtedness of the Issuers before the holders of the Notes are entitled to receive or retain any payment or distribution of any kind on account of the Notes. In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Issuers of any kind, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness of the Issuers is paid and satisfied in full in cash, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness. By reason of such subordination, in the event of liquidation or insolvency, creditors of the Issuers who are holders of Senior Indebtedness may recover more, ratably, than other creditors of the Issuers, and creditors of the Issuers who are not holders of Senior Indebtedness or of the Notes may recover more, ratably, than the holders of the Notes.

  No payment or distribution of any assets or securities of the Issuers or any Restricted Subsidiary of any kind or character (including, without limitation. cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Issuers being subordinated to the payment of the Notes by the Issuers) may be made by or on behalf of the Issuers or any Restricted Subsidiary, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption or other acquisition of the Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Issuers or any Restricted Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of Notes following the delivery by the representative of the holders of Designated Senior Indebtedness (the "Representative") to the Trustee of written notice of the occurrence of a Payment Default, and in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing or ceases to exist. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph, the Issuers shall resume making any and all required payments in respect of the Notes, including any missed payments.

  Upon the occurrence of a Non-Payment Event of Default on Designated Senior Indebtedness, no payment or distribution of any assets of the Issuers of any kind may be made by the Issuers, including, without limitation, by way of set-off or otherwise, on account of the Notes, or for on account of the purchase, redemption, defeasance or other acquisition of Notes, and neither the Trustee nor any holder or owner of Notes shall take or receive from the Issuers or any Restricted Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of the Notes for a period (a "Payment Blockage Period") commencing on the date of receipt by the Trustee of written notice from the Representative of such Non-Payment Event of Default unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph) the earliest of (x) more than 179 days shall have elapsed since receipt of such written notice by the Trustee, (y) such NonPayment Event of Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been paid in full or
(z) such Payment Blockage Period shall have been terminated by written notice to the Issuers or the Trustee from such Representative, after which, in the case of clause (x), (y) or (z), the Issuers shall resume making any and all required payments in respect of the Notes, including any missed payments. Notwithstanding any other provision of the Indenture, in no event shall a Payment Blockage Period commenced in accordance with the provisions of the Indenture described in this paragraph extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to above (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 180 consecutive days have elapsed from the last day of the Initial Blockage Period. Notwithstanding any other provision of the Indenture, no event of default with respect to Designated Senior Indebtedness (other than a Payment Default) which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Representative shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by the Representative, whether or not within the Initial Blockage Period, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

  Each Guarantee will, to the extent set forth in the Indenture, be subordinated in fight of payment to the prior payment in full of all Senior Indebtedness of the respective Guarantor, including obligations of such

Guarantor with respect to the Senior Credit Facility (including any guarantee thereof), and will be subject to the fights of holders of Designated Senior Indebtedness of such Guarantor to initiate blockage periods, upon terms substantially comparable to the subordination of the Notes to all Senior Indebtedness of the Issuers.

  If the Issuers or any Guarantor fails to make any payment on the Notes or any Guarantee, as the case may be, when due or within any applicable grace period, whether or not on account of payment blockage provisions. such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "--Events of Default."

  A holder of Notes by his acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf. to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his attorney-in-fact for such purpose.

CERTAIN COVENANTS

  The Indenture will contain, among other things, the following covenants. Except as otherwise specified, all of the covenants described below will appear in the Indenture.

 Limitation on Additional Indebtedness

  The Issuers will not, and will not permit any Restricted Subsidiary of the Issuers to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness) unless (a) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the ratio of the total Indebtedness of the Issuers and their Restricted Subsidiaries (excluding any Indebtedness owed to a Restricted Subsidiary by any other Restricted Subsidiary or the Issuers and any Indebtedness owed to the Issuers by any Restricted Subsidiary) to the Issuers' EBITDA (determined on a pro forma basis for the last four fiscal quarters of the Issuers for which financial statements are available at the date of determination) is less than 6.0 to 1; provided, however, that if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, or Indebtedness incurred in connection with the simultaneous acquisition of any Person, business, property or assets, then such ratio shall be determined by giving effect to (on a pro forma basis, as if the transaction had occurred at the beginning of the four-quarter period) both the incurrence or assumption of such Acquired Indebtedness or such other Indebtedness by the Issuers and the inclusion in the Issuers' EBITDA of the EBITDA of the acquired Person, business, property or assets and any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act as in effect and as applied as of the date hereof, and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

  Neither BrightView nor Holdings will, directly or indirectly, incur or remain or become directly or indirectly liable with respect to any Indebtedness except that BrightView and Holdings (a) may guarantee (i) the Notes hereunder, (ii) the indebtedness of the Company under the Senior Credit Facility and the other Credit Documents (as defined in the Senior Credit Facility) and (iii) any Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred under the immediately preceding paragraph and (b) may incur Indebtedness in an aggregate principal amount not exceeding $5,000,000 outstanding at any time issued to repurchase their Capital Stock from former management employees in connection with their termination or departure (provided that such Indebtedness is subordinated in right and time of payment to (i) and (ii) of (a) above).

  Notwithstanding the foregoing, the Issuers and their Restricted Subsidiaries may incur Permitted Indebtedness.

 Limitation on Restricted Payments

  The Issuers will not make, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

    (a) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

    (b) immediately after giving pro forma effect to such Restricted Payment, the Issuers could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness"; and

    (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of (1) 50% of the cumulative Consolidated Net Income of the Company subsequent to the Issue Date (or minus 100% of any cumulative deficit in Consolidated Net Income during such period) plus (2) 100% of the aggregate Net Proceeds and the fair market value of securities or other property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which has been so converted or exercised or exchanged, as the case may be, plus (3) without duplication of any amounts included in clause (1) and (2) above, 100% of the aggregate net proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

  The provisions of this covenant shall not prohibit (i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture, (ii) the retirement of any shares of Capital Stock of the Company or subordinated Indebtedness by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Capital Stock), or out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock), (iii) the redemption or retirement of Indebtedness of the Issuers subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness (other than any Indebtedness owed to a Subsidiary) of the Issuers that is contractually subordinated in right of payment to the Notes to at least the same extent as the subordinated Indebtedness being redeemed or retired, (iv) the retirement of any shares of Disqualified Capital Stock by conversion into, or by exchange for, shares of Disqualified Capital Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock, (v) if no Event of Default listed in clauses (i),
(ii) or (vi) under "Events of Default" shall have occurred and be continuing, or would result from any such distribution, Permitted Tax Distributions or
(vi) dividend payments or other distributions of cash by the Company in an amount not in excess of (y) $1,000,000 per fiscal year solely for the purpose of paying fees and expenses of BrightView and Holdings, including directors' fees, less (z) the amount of any management, advisory, consulting and similar fees, paid by the Company to Willis Stein and its Affiliates during such fiscal year.

  Not later than the date of making any Restricted Payment, the Issuers shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Limitation on Restricted Payments" were computed, which calculations may be based upon the Issuer's latest available financial statements, and that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after giving effect to any Restricted Payments.

 Limitation on Other Senior Subordinated Debt

  The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly, incur, contingently or otherwise, any Indebtedness (other than the Notes and the Guarantees, as the case may be) that is both (i) subordinate in right of payment to any Senior Indebtedness of the Issuers or their Restricted Subsidiaries, as the case may be, and (ii) senior in right of payment to the Notes and the Guarantees, as the case may be. For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes and the Guarantees, as the case may be, if it is not explicitly subordinate in right of payment to Senior Indebtedness at least to the same extent as the Notes and the Guarantees, as the case may be, are subordinate to Senior Indebtedness.

 Limitations on Investments

  The Issuers will not, and will not permit any of their Restricted Subsidiaries to, make any Investment other than (i) a Permitted Investment or
(ii) an Investment that is made as a Restricted Payment in compliance with the "Limitation on Restricted Payments" covenant, after the Issue Date.

 Limitations on Liens

  The Issuers will not, and will not permit any of their Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or assets of the Issuers or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, unless (i) if such Lien secures Indebtedness which is pari passu with the Notes, then the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated to the Notes, any such Lien shall be subordinated to the Lien granted to the Holders of the Notes to the same extent as such subordinated Indebtedness is subordinated to the Notes.

 Limitation on Transactions with Affiliates

  The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including entities in which the Issuers or any of its Restricted Subsidiaries own a minority interest) or holder of 10% or more of the Issuers' Common Stock (an "Affiliate Transaction"), other than transactions existing on the date hereof and described elsewhere in this Prospectus, or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date if such extension, renewal, waiver or other modification is more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date unless (i) such Affiliate Transaction is between or among the Issuers and their Wholly-Owned Subsidiaries or (ii) the terms of such Affiliate Transaction are fair and reasonable to the Issuers or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Issuers or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of $1.0 million which is not permitted under clause (i) above, the Issuers must obtain a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (ii) above. In transactions with a value in excess of $3.0 million which are not permitted under clause (i) above, the Issuers must obtain a written opinion as to the fairness of such a transaction from an independent investment banking firm.

  The foregoing provisions will not apply to (i) any Restricted Payment that is not prohibited by the provisions described under "Limitations on Restricted Payments" contained herein (ii) any transaction, approved by the Board of Directors of the Issuers, with an officer or director of the Issuers or of any Subsidiary in his or her capacity as officer or director entered into in the ordinary course of business (iii) transactions permitted by the Indenture under the provision "Merger, Consolidation or Sale of Assets" or (iv) transactions after the date of the Indenture that are expressly contemplated by the Securities Purchase Agreement and the Securityholders Agreement (including any registration rights described therein) and are not prohibited by any other provision of this Indenture or the Notes; provided, that the aggregate management, advisory, consulting and similar fees paid by the Company to Willis Stein and its Affiliates pursuant to the Securities Purchase Agreement or otherwise shall not exceed (y) $1,000,000 during any fiscal year less (z) the amount of any distributions made by the Company during such fiscal year pursuant to clause (vi) of the second paragraph under "-- Limitation on Restricted Payments," and provided further, that any such fees may accrue but shall not be paid by the Company at any time after the occurrence and during the continuance of a Default or Event of Default.

 Limitation on Creation of Subsidiaries

  The Issuers shall not create or acquire, nor permit any of their Restricted Subsidiaries to create or acquire, any Subsidiary other than (i) a Restricted Subsidiary that is acquired or created in connection with the acquisition by the Company of a media related business or asset or (ii) an Unrestricted Subsidiary; provided, however, that each Restricted Subsidiary acquired or created pursuant to clause (i) shall at the time it has either assets or stockholders' equity in excess of $5,000 have evidenced its guarantee with such documentation satisfactory in form and substance to the Trustee relating thereto as the Trustee shall require, including, without limitation, a supplement or amendment to the Indenture and opinions of counsel as to the enforceability of such guarantee, pursuant to which such Restricted Subsidiary shall become a Guarantor. As of the Issue Date, the Company will have no Subsidiaries, other than Capital, and Capital will have no Subsidiaries. See "--General."

 Limitation on Certain Asset Sales

  The Issuers will not, and will not permit any of their Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Issuers or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Company's Board of Directors, and evidenced by a board resolution); (ii) not less than 85% of the consideration received by the Company or its Subsidiaries, as the case may be, is in the form of cash or Temporary Cash Investments and (iii) the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied (a) first, to the extent the Company elects, or is required, to prepay, repay or purchase debt under any then existing Senior Indebtedness of the Company or any Restricted Subsidiary within 180 days following the receipt of the Asset Sale Proceeds from any Asset Sale, provided that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid; (b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another person) used or useful in businesses similar or ancillary to the business of the Company or such Restricted Subsidiary as conducted at the time of such Asset Sale, provided that such investment occurs or the Company or a Restricted Subsidiary enters into contractual commitments to make such investment, subject only to customary conditions (other than the obtaining of financing), on or prior to the 181st day following receipt of such Asset Sale Proceeds (the "Reinvestment Date") and Asset Sale Proceeds contractually committed are so applied within 270 days following the receipt of such Asset Sale Proceeds: and (c) third, if on the Reinvestment Date with respect to any Asset Sale, the Available Asset Sale Proceeds exceed $5.0 million, the Issuers shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an "Excess Proceeds Offer"). If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes.

  If the Issuers are required to make an Excess Proceeds Offer, the Issuers shall mail, within 30 days following the Reinvestment Date, a notice to the Holders stating, among other things: (1) that such Holders have the right to require the Issuers to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Issuers, that each Holder must follow in order to have such Notes repurchased and (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such Notes.

 Limitation on Preferred Stock of Subsidiaries

  The Issuers will not permit any Restricted Subsidiary to issue any Preferred Stock (except Preferred Stock to the Company or a Restricted Subsidiary) or permit any Person (other than the Company or a Subsidiary) to hold any such Preferred Stock unless the Company or such Restricted Subsidiary would be entitled to incur or assume Indebtedness under the first paragraph of the covenant described under "Limitation on Additional Indebtedness" in the aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

 Limitation on Capital Stock of Subsidiaries

  The Issuers will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Subsidiary (other than under the Senior Credit Facility or a successor facility or under the terms of any Designated Senior Indebtedness) or (ii) permit any of their Subsidiaries to issue any Capital Stock, other than to the Issuers or a wholly-owned Subsidiary of the Issuers. The foregoing restrictions shall not apply to an Asset Sale made in compliance with "Limitation on Certain Asset Sales" or the issuance of Preferred Stock in compliance with the covenant described under "Limitation on Preferred Stock of Subsidiaries." In no event will the Company sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of Capital or will Capital issue any of its Capital Stock.

 Limitation on Sale and Lease-Back Transactions

  The Issuers will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction unless (i) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold, as determined by a board resolution of the Company and (ii) the Issuers could incur the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with the covenant described under "Limitation on Additional Indebtedness."

 Payments for Consent

  Neither the Issuers nor any of their Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent. waiver or agreement.

CHANGE OF CONTROL OFFER

  Within 20 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest to the Change of Control Payment Date (as hereinafter defined) (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant.

  Within 20 days of the occurrence of a Change of Control, the Company also shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes, a notice stating:

    (i) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

    (ii) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 20 business days from the date such notice is mailed (the "Change of Control Payment Date"));

    (iii) that any Note not tendered will continue to accrue interest;

    (iv) that, unless the Issuers default in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

    (v) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date.

    (vi) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

    (vii) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new
  Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

    (viii) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

    (ix) the name and address of the Paying Agent.

  On the Change of Control Payment Date, the Issuers shall, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Issuers. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Issuers shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

  The Indenture requires that if the Senior Credit Facility is in effect, or any amounts are owing thereunder or in respect thereof, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the preceding paragraph, but in any event within 20 days following any Change of Control, the Issuers on a joint and several basis covenant to (i) repay in full all obligations under or in respect of the Senior Credit Facility or offer to repay in full all obligations under or in respect of the Senior Credit Facility and repay the obligations under or in respect of the Senior Credit Facility of each lender who has accepted such offer or (ii) obtain the requisite consent under the Senior Credit Facility to permit the repurchase of the Notes as described above. The Issuers must first comply with the covenant described in the preceding sentence before they shall be required to purchase Notes in the event of a Change of Control; provided that the Issuers' failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause (iii) under "Events of Default" below if not cured within 60 days after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Issuers to purchase the Notes unless the Issuers are able at the time to refinance all of the obligations under or in respect of the Senior Credit Facility or obtain requisite consents under the Senior Credit Facility. Failure by the Issuers to make a Change of Control Offer when required by the Indenture constitutes a default under the Indenture and, if not cured within 60 days after notice, constitutes an Event of Default.

  The Indenture provides that, (A) if either Issuer or any Subsidiary thereof has issued any outstanding (i) Indebtedness that is subordinated in right of payment to the Notes or (ii) Preferred Stock, and such Issuer or Subsidiary is required to make a change of control offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a change of control, the Issuers shall not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Issuers shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Issuers' Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and (B) the Issuers will not issue Indebtedness that is subordinated

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

in right of payment to the Notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change in Control under the Indenture.

  In the event that a Change of Control occurs and the holders of Notes exercise their right to require the Issuers to purchase Notes, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, the Issuers will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  Neither of the Issuers nor any Guarantor will, consolidate with, merge with or into. or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless (in the case of the Company or any Guarantor): (i) the Company or such Guarantor, as the case may be, shall be the continuing Person, or the Person (if other than the Company or such Guarantors) formed by such consolidation or into which the Company or such Guarantors, as the case may be, is merged or to which the properties and assets of the Company or such Guarantor, as the case may be, are transferred shall be a corporation (or, in the case of the Company or Holdings, a corporation or a limited liability company) organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or such Guarantor, as the case may be, under the Notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect; provided, that at any time the Company or its successor is a limited liability company, there shall be a co-issuer of the Notes that is a corporation; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis the Consolidated Net Worth of the Company or the surviving entity as the case may be is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions and (iv) immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness," provided that Holdings may merge into the Company, the Company may merge into Holdings and Holdings or the Company may merge into BrightView without complying with this clause (iv).

  In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Issuers shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

GUARANTEES

  The Notes are guaranteed on a senior subordinated basis by the Guarantors. All payments pursuant to the Guarantees by the Guarantors are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Guarantor, to the same extent and in the same manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Issuers.

  The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees of Senior Indebtedness) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment

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

or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Subsidiary Guarantor.

  A Guarantor shall be released from all of its obligations under its Guarantee if all or substantially all of its assets are sold or all of its Capital Stock is sold, in each case in a transaction in compliance with the covenant described under "Limitation on Certain Asset Sales," or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with "Merger, Consolidation or Sale of Assets," and such Guarantor has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default":

    (i) default in payment of any principal of, or premium, if any, on the Notes;

    (ii) default for 30 days in payment of any interest on the Notes;

    (iii) default by either of the Issuers or any Guarantor in the observance or performance of any other covenant in the Notes or the Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding;

    (iv) failure to pay when due principal, interest or premium in an aggregate amount of $1,000,000 or more with respect to any Indebtedness of the Issuers or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness aggregating $1,000,000 or more which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice as provided in the Indenture, or such acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Indenture;

    (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $1,000,000 shall be rendered against either of the Issuers or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and

    (vi) certain events involving bankruptcy, insolvency or reorganization of either of the Issuers or any Restricted Subsidiary thereof.

  The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

  The Indenture will provide that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration and such amounts shall become immediately due and payable or if there are any amounts outstanding under or in respect of the Senior Credit Facility, such amounts shall become due and payable upon the first to occur of an acceleration of amounts outstanding under or in respect of the Senior Credit Facility or five business days after receipt by the Company and the representative of the holders of Senior Indebtedness under or in respect of the Senior Credit Facility, of notice of the acceleration of the Notes; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal,

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

premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

  The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

  No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides that the Issuers may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released from their obligations with respect to the Notes under certain covenants contained in the Indenture and described above under "Certain Covenants" ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the Issuers have delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) (i) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and (ii) describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

MODIFICATION OF INDENTURE

  From time to time, the Issuers, the Guarantors and the Trustee may, without the consent of holders of the Notes, amend the Indenture or the Notes or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not adversely affect the rights of any holder. The Indenture contains provisions permitting the Issuers, the Guarantors and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture or the Notes, except that no such modification shall, without the consent of each holder affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture or the Notes; (ii) reduce the rate of or change the time for payment of interest on any Note; (iii) reduce the principal of or premium on or change the stated maturity of any Note; (iv) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York; (v) change the amount or time of any payment required by the Notes or reduce the premium payable upon any redemption of Notes, or change the time before which no such redemption may be made; (vi) waive a default in the payment of the principal of, interest on, or redemption payment with respect to any Note; (vii) take any other action otherwise prohibited by the Indenture to be taken without the consent of each holder affected thereby or (viii) affect the ranking of the Notes or the Guarantee in a manner adverse to the Holders.

REPORTS TO HOLDERS

  So long as the Issuers are subject to the periodic reporting requirements of the Exchange Act, they will continue to furnish the information required thereby to the Commission and to the holders of the Notes. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, it will nonetheless continue to furnish such information to the Commission and holders of the Notes.

COMPLIANCE CERTIFICATE

  The Issuers will deliver to the Trustee on or before 100 days after the end of the Issuers' fiscal year and on or before 50 days after the end of each the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

THE TRUSTEE

  The Trustee under the Indenture will be the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

  Holders of the Notes may transfer or exchange the Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indentures. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

  The registered holder of a Note may be treated as the owner of it for all purposes.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

  "Adjusted Net Assets" of a Guarantor at any date shall mean the lesser of the amount by which (x) the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the Guarantee, of such Guarantor at such date and (y) the present fair salable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any Subsidiary of such Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding Indebtedness in respect of the Guarantee, as they become absolute and matured.

  "Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

  "Asset Sale" means the sale, transfer or other disposition (other than to the Company or any of its Restricted Subsidiaries) in any single transaction or series of related transactions of (a) any Capital Stock of or other equity interest in any Restricted Subsidiary of the Issuers, (b) all or substantially all of the assets of the Issuers or of any Restricted, Subsidiary thereof, (c) real property or (d) all or substantially all of the assets of any magazine or publishing property, or part thereof, owned by the Issuers or any Restricted Subsidiary thereof, or a division, line of business or comparable business segment of the Issuers or any Restricted Subsidiary thereof; provided that Asset Sales shall not include (i) sales, leases, conveyances, transfers or other dispositions to the Company or to a Restricted Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Restricted Subsidiary or (ii) the sale or other disposition of any or all right, title and interest of the Company and its Subsidiaries in and to the assets and properties (other than cash) directly associated with the Scheduled Titles, and the sale or other disposition of any Investments made by the contribution of any of the Scheduled Titles to a joint venture, partnership or other Person (which may be a Subsidiary) as permitted by clause (xii) of the definition of Permitted Investments.

  "Asset Sale Proceeds" means, with respect to any Asset Sale, (i) cash received by the Issuers or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale, (c) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale and (d) deduction of appropriate amounts to be provided by the Issuers or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Issuers or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and (ii) promissory notes and other non-cash consideration received by the Issuers or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash.

  "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of (i) the fair value of the property subject to such arrangement (as determined by the Board of Directors) and (ii) the present value of the notes (discounted at a rate of 10%, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

  "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clauses (iii)(a) or (iii)(b), and which has not yet been the basis for an Excess Proceeds Offer in accordance with clause (iii)(c), of the first paragraph of "Certain Covenants--Limitation on Certain Asset Sales".

  "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into any of the foregoing.

  "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Debt shall be the capitalized amount of such obligations determined in accordance with GAAP.

  A "Change of Control" means the occurrence of one or more of the following events: (i) Holdings and BrightView collectively shall cease to own all of the outstanding Capital Stock of the Company; (ii) prior to a Qualified IPO, (x) Holdings shall cease to be the managing member of the Company or shall otherwise cease to have the sole right and authority to exercise control over the management of the Company, (y) BrightView shall cease to be the managing member of Holdings or shall otherwise cease to have the sole right and authority to exercise control over the management of Holdings; or (z) Willis Stein shall cease to have the power (regardless of whether such power is exercised) to elect a majority of the Board of Directors of BrightView and
(iii) in connection with or subsequent to a Qualified IPO, any Person or group of Persons acting in concert as a partnership or other group (other than the Permitted Holders) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become, after the date hereof, the "beneficial owner" (within the meaning of such term under Rule 13d-3 under the Exchange Act) of securities of Holdings or BrightView or such successor entity representing 20% or more of the combined voting power of the then outstanding securities of Holdings or BrightView or such successor entity, as the case may be, ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors, managers or other members of its governing body.

  "Commodity Hedge Agreement" shall mean any option, hedge or other similar agreement or arrangement designed to protect against fluctuations in commodity or materials prices.

  "Common Stock" of any Person means all Capital Stock of such Person that s generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

  "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis (including, but not limited to, Redeemable Dividends, whether paid or accrued, on Preferred Stock of Subsidiaries of such Person, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales)) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, plus the amount of all dividends or distributions paid on Disqualified Stock (other than dividends paid or payable in shares of Capital Stock of the Company).

  "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP minus Permitted Tax Distributions (to the extent such Permitted Tax Distributions are made)" provided, however, that (a) the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary, (b) the Net Income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or the Indenture) shall be excluded to the extent of such restriction or limitation,
(c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded and (d) extraordinary gains and losses (including any related tax effects on the Issuers) shall be excluded.

  "Consolidated Net Worth" means, with respect to any Person at any date, the consolidated stockholder's equity of such Person less the amount of such stockholder's equity attributable to Disqualified Capital Stock of such Person and its Subsidiaries, as determined in accordance with GAAP.

  "Designated Senior Indebtedness" as to the Company or any Guarantor, as the case may be, means any Senior Indebtedness (a) under the Senior Credit Facility, or (b) which at the time of determination exceeds $25 million in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility, and
(i) which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by such Person and (ii) as to which the Trustee has been given written notice of such designation.

  "Disqualified Capital Stock" means any Capital Stock of the Company or a Restricted Subsidiary thereof which, by its term (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any Preferred Stock of a Restricted Subsidiary of the Company and (ii) any Preferred Stock of the Company, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Restricted Subsidiary or the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes; provided, however, that Preferred Stock of the Company or any Restricted Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Stock in the event of a change of control of the Company or Restricted Subsidiary, which provisions have substantially the same effect as the provisions of the Indenture described under "Change of Control," shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

  "EBITDA " means, for any Person, for any period, an amount equal to (a) the sum of (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period (but only including Redeemable Dividends in the calculation of such Consolidated Interest Expense to the extent that such Redeemable Dividends have not been excluded in the calculation of Consolidated Net Income), Plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period, plus (vii) to the extent not already included in Consolidated Net Income, all special management compensation earned or accrued prior to the Issue Date to the extent paid or accrued in such Period, plus (viii) Permitted Tax Distributions minus (b) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP, except that with respect to the Issuers each of the foregoing items shall be determined on a consolidated basis with respect to the Issuers and their Restricted Subsidiaries only; provided, however, that, for purposes of calculating EBITDA during any fiscal quarter, cash income from a particular Investment of such Person shall be included only (x) if cash income has been received by such Person with respect to such Investment during each of the previous four fiscal quarters, or (y) if the cash income derived from such Investment is attributable to Temporary Cash Investments.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "GAAP" means generally accepted accounting principles consistently applied as in effect on the date of the Indenture.

  "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person (and "incurrence," "incurred,"

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"incurrable," and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

  "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (provided, however, that if such obligation or obligations shall not have been assumed, the amount of such indebtedness shall be deemed to be the lesser of the principal amount of the obligation or the fair market value of the pledged property or assets), (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (provided that in the case of any such letters of credit, the items for which such letters of credit provide credit support are those of other Persons which would be included within this definition for such other Persons), (v) in the case of the Issuers, Disqualified Capital Stock of the Issuers or any Restricted Subsidiary thereof, and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the Company or any Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

  "Interest Rate Agreement" shall mean any interest or foreign currency rate swap, cap, collar, option, hedge, forward rate or other similar agreement or arrangement designed to protect against fluctuations in interest rates or currency exchange rates.

  "Investments" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business or acquired as part of the assets acquired by the Issuers in connection with an acquisition of assets which is otherwise permitted by the terms of the Indenture), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (ii) the repurchase of securities of any Person by such Person.

  "Issue Date" means the date the Notes are first issued by the Issuers and authenticated by the Trustee under the Indenture.

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  "Lien" means with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

  "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

  "Net Proceeds" means (a) in the case of any sale of Capital Stock by the Company or BrightView, the aggregate net proceeds received by the Company or BrightView, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the board of directors, at the time of receipt) and (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith).

  "Non-Payment Event of Default" means any event (other than a Payment Default) the occurrence of which entities one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

  "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the Indenture.

  "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on or any other amount payable in connection with Designated Senior Indebtedness.

  "Permitted Holders" means, collectively, Neal Vitale and each Person who purchased Capital Stock of Holdings, BrightView or Petersen Investment Corp. pursuant to the Securities Purchase Agreement.

  "Permitted Indebtedness" means:

    (i) Indebtedness of the Company or any Restricted Subsidiary arising under or in connection with the Senior Credit Facility in an amount not to exceed $260 million less any mandatory prepayments actually made thereunder (to the extent, in the case of payments of revolving credit indebtedness, that the corresponding commitments have been permanently reduced) or scheduled payments actually made thereunder;

    (ii) Indebtedness under the Notes and the Guarantees;

    (iii) Indebtedness not covered by any other clause of this definition which is outstanding on the date of the Indenture;

    (iv) Indebtedness of the Company to any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary;

    (v) Interest Rate Agreements;

    (vi) Refinancing Indebtedness;

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

    (vii) Indebtedness under Commodity Hedge Agreements entered into in the ordinary course of business consistent with reasonable business requirements and not for speculation;

    (viii) Indebtedness of the type described in, and secured by Liens of the type described in, clauses (ix) and (xix) of the definition of Permitted Liens;

    (ix) Indebtedness consisting of guarantees made in the ordinary course of business by the Company or any of its Subsidiaries of obligations of the Issuers or any of their Subsidiaries, which obligations are otherwise permitted under this Agreement;

    (x) Contingent Obligations of the Company or its Subsidiaries in respect of customary indemnification and purchase price adjustment obligations incurred in connection with an Asset Sale; provided that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by the Company and its Subsidiaries in connection with such Asset Sale; and

    (xi) Purchase Money Indebtedness of the Company and its Subsidiaries and any refinancings, renewals or replacements of any such Purchase Money Indebtedness (subject to the limitations on the principal amount thereof set forth in this clause (iv)), and other Indebtedness that is unsecured (other than Indebtedness specified in clauses (i) through (x) above), which Purchase Money Indebtedness and other unsecured Indebtedness shall not exceed $10 million in the aggregate at any time.

  "Permitted Investments" means, for any Person, Investments made on or after the date of the Indenture consisting of:

    (i) Investments by the Company, or by a Restricted Subsidiary thereof, in the Company or a Restricted Subsidiary;

    (ii) Temporary Cash Investments;

    (iii) Investments by the Company, or by a Restricted Subsidiary thereof, in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary thereof or (c) such businesses or assets are owned by the Company or a Restricted Subsidiary;

    (iv) an Investment that is made by the Company or a Restricted Subsidiary thereof in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Issuers or Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under the covenant described under "Limitation on Sale of Assets";

    (v) Investments consisting of (a) purchases and acquisitions of inventory, supplies, materials and equipment, or (b) licenses or leases of intellectual property and other assets, in each case in the ordinary course of business;

    (vi) Investments consisting of loans and advances to employees for reasonable travel, relocation and business expenses in the ordinary course of business, extensions of trade credit in the ordinary course of business, and prepaid expenses incurred in the ordinary course of business;

    (vii) without duplication, Investments consisting of Indebtedness permitted pursuant to clause (iv) under the definition of Permitted Indebtedness;

    (viii) Investments existing on the date of this Indenture;

    (ix) Investments of the Company under Interest Rate Agreements;

    (x) Investments under Commodity Hedge Agreements entered into in the ordinary course of business consistent with reasonable business requirements and not for speculation;

    (xi) Investments consisting of endorsements for collection or deposit in the ordinary course of business;

    (xii) Investments consisting of the contribution by the Company to partnerships, joint ventures or other Persons (including Subsidiaries) of the Scheduled Titles in exchange for equity interests in such Persons, provided that all such Investments are made within 365 days after the date hereof,

    (xiii) Investments consisting of the licensing of publication titles and other assets pursuant to joint marketing arrangements with other Persons; and

    (xiv) Investments (other than Investments specified in clauses (i) through (xiii) above) in an aggregate amount, as valued at the time each such Investment is made, not exceeding $5 million for all such Investments from and after the date hereof.

  "Permitted Liens" means (i) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Restricted Subsidiaries; provided that such Liens are not incurred in connection with, or in contemplation of, such corporation becoming a Restricted Subsidiary of the Company or merging into the Company or any of its Restricted Subsidiaries,
(ii) Liens securing Refinancing Indebtedness; provided that any such Lien does not extend to or cover any Property, shares or debt other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended,
(iii) Liens in favor of the Issuers or any of their Restricted Subsidiaries,
(iv) Liens securing industrial revenue bonds, (v) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item, (vi) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor, (vii) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $5 million in the aggregate at any one time outstanding, (viii) any extensions, substitutions, replacements or renewals of the foregoing, (ix) Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings, (x) Liens securing Capital Lease Obligations permitted to be incurred under clause (v) of the definition of "Permitted Indebtedness," provided that such Lien does not extend to any property other than that subject to the underlying lease,
(xi) Liens securing Designated Senior Indebtedness, (xii) Liens existing on the date of this Indenture, (xiii) Liens imposed by law, such as Liens of carriers, warehousemen, mechanics, materialmen and landlords, and other similar Liens incurred in the ordinary course of business for sums not constituting borrowed money that are not overdue for a period of more than thirty (30) days or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP (if so required), (xiv) Liens incurred in the ordinary course of business in connection with worker's compensation, unemployment insurance or other forms of government insurance or benefits, or to secure the performance of letters of credit, bids, tenders, statutory obligations, surety and appeal bonds, leases, government contracts and other similar obligations (other than obligations for borrowed money) entered into in the ordinary course of business, (xv) any attachment or judgment Lien not constituting an Event of Default under the Indenture that is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP (if so required), (xvi) Liens arising from the filing, for notice purposes only, of financing statements in respect of operating leases, (xvii) Liens arising by operation of law in favor of depositary banks and collecting banks, incurred in the ordinary course of business, (xviii) Liens consisting of restrictions on the transfer of securities pursuant to applicable federal and state securities laws (xix) interests of lessors and licensors under leases and licenses to which the Issuers or any of their Restricted Subsidiaries is a party and (xx) with respect to any real property occupied by the Company or any of their Restricted Subsidiaries, all easements, rights or way, licenses and similar encumbrances on title that do not materially impair the use of such property of its intended purposes.

  "Permitted Tax Distributions" means, subject to the limitations set forth in clause (v) of the second paragraph under "Certain Covenants-Limitation on Restricted Payments," distributions by the Company to Holdings and BrightView from time to time in an amount approximately equal to the income tax liability of such member of the Company (but in the case of Holdings and for so long as Holdings is treated as a passthrough entity for taxation purposes, to the income tax liability that Holdings would have if it were required to pay income taxes) resulting from the taxable income of the Company (after taking into account all of the Company's prior tax losses, to the extent such losses have not previously been deemed to reduce the taxable income of the Company and thereby reduce distributions for taxes in accordance herewith), such distribution for taxes shall be based on the approximate highest combined tax rate that applies to any one of the members of the Company.

  "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

  "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

  "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

  "Public Equity Offering" means a public offering by BrightView of shares of its Common Stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such Common Stock; provided, however, that in connection with any such Public Equity Offering the net proceeds of such Public Equity Offering are contributed to the Company as common equity.

  "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of Property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

  "Qualified IPO " shall have the meaning given to such term in the Securityholders Agreement.

  "Redeemable Dividend" means, for any dividend or distribution with regard to Disqualified Capital Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Capital Stock.

  "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends any Indebtedness of the Company outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to the terms of the Indenture, but only to the extent that (i) the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all, (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Notes, (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Subsidiary of the Company.


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  "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock), and (y) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly-Owned Subsidiary of the Company), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Restricted Subsidiaries (other than Capital Stock owned by the Company or a Wholly-Owned Subsidiary of the Company, excluding Disqualified Stock), (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition, (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment,
(v) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary on the basis of the Investment by the Issuers therein and (vi) forgiveness of any Indebtedness of an Affiliate of the Issuers (other than a Restricted Subsidiary) to the Issuers or a Restricted Subsidiary. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

  "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The Board of Directors of the Company may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant.

  "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of the Company of any real or tangible personal Property, which Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

  "Scheduled Titles" shall refer to the following publications: Sassy, Sport, Petersen's Golfing, Mountain Biker, Bicycle Guide, Custom Classic Trucks, Pro Basketball, Pro Baseball, Pro Football, Pro Hockey, College Basketball, College Football, Super Street, VW Custom & Classic, Event Scene, Hot Rod Bikes, 4x4 Power and Family Photo.

  "Securities Purchase Agreement" means the Securities Purchase Agreement, dated as of September 30, 1996, among Holdings, Petersen Investment Corp., BrightView, Petersen, Willis Stein and the Purchasers named therein.

  "Senior Credit Facility" means the Credit Agreement, dated as of September 30, 1996, among the Company, the lenders listed therein and FBNC, as administrative agent, and CIBC, as documentation agent, together with the documents related thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including adding Subsidiaries of the Issuers as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

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

  "Senior Indebtedness" means the principal of and premium, if any, and interest (including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowable claim in such proceeding) on, and any and all other fees, expense reimbursement obligations and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with (a) a Indebtedness of the Company owed to lenders under the Senior Credit Facility, (b) all obligations of the Company with respect to any Interest Rate Agreement, (c) all obligations of the Company to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments, (d) all other Indebtedness of the Company which does not provide that it is to rank pari passu with or subordinate to the Notes and (e) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Indebtedness described above. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (i) Indebtedness of the Company to any of its Subsidiaries, (ii) Indebtedness represented by the Notes, (iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Indebtedness,
(iv) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business and (v) Indebtedness (other than that described in clause (a) above) incurred in violation of the Indenture.

  "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes.

  "Temporary Cash Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase; (ii) Investments in certificates of deposit issued by a bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500,000,000 and rated at least A by Standard & Poor's Corporation and A-2 by Moody's Investors Service, Inc., maturing within 365 days of purchase; or (iii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (i) and
(ii).

  "Unrestricted Subsidiary" means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of the Company which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Company; provided that a Subsidiary organized or acquired after the Issue Date may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with the covenant set forth under "Limitation on Restricted Payments." The Trustee shall be given prompt notice by the Company of each resolution adopted by the managing member of the Company under this provision, together with a copy of each such resolution adopted.

  "Wholly-Owned Subsidiary" means any Restricted Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

BOOK ENTRY, DELIVERY AND FORM

  The New Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Note"). The Global Note will be deposited upon issuance with the Trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below. Notes sold to Accredited Investors may be represented by the Global Note or, if such an investor may not hold an interest in the Global Note, a certificated Note.

  Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial Interests in the Global Note may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes."

  The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

  DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

  DTC has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Note, DTC will credit the accounts of Participants designated by the Exchange Agent with portions of the principal amount of the Global Note and (ii) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note).

  The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes, see "--Exchange of Book-Entry Notes for Certificated Notes."

  EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

  Payments in respects of the principal of (and premium, if any) and interest on the Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect or accuracy of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Note, or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

  DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Note as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

  Interests in the Global Note will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if any of the events described under "--Exchange of Book Entry Notes for Certificated Notes" occur, DTC reserves the right to exchange the Global Notes for Notes in certificated form, and to distribute such Notes to its Participants.

  The information in this section concerning DTC, and its book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

  Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among accountholders in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company, the Trustee nor any agent of the Company or Trustee will have any responsibility for the performance by DTC, or its respective accountholders, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

  A Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act; (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. The Issuers recommend that each holder consult such holder's own tax advisor as to the particular tax consequences of exchanging such holder's Old Notes for New Notes, including the applicability and effect of any state, local or foreign tax laws.

  The Issuers believe that the exchange of Old Notes for New Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder will be treated as a continuation of the Old Notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the Exchange Offer.

                             PLAN OF DISTRIBUTION

  Each Participating Broker-Dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Issuers have agreed that for a period of 180 days after the Expiration Date, they will make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale; provided, however, the Issuers and the Guarantor have no obligation to amend or supplement this Prospectus unless one of them has received written notice from a Participating Broker-Dealer of their prospectus delivery requirements under the Exchange Act within five business days following consummation of the Exchange Offer. In addition, until May 12, 1997 (90 days after the commencement of the Exchange Offer), all dealers effecting transactions in the New Notes, whether or not participating in this distribution, may be required to deliver a prospectus.

  The Issuers will not receive any proceeds from any sales of the New Notes by Participating Broker Dealers. New Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such New Notes. Any Participating Broker-Dealer that resells the New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  The Issuers have agreed that, for a period of 180 days after the Expiration Date, they will make copies of this Prospectus available to any Participating Broker-Dealer for use in connection with resales of the New Notes; provided, however, that the Issuers have no obligation to amend or supplement this Prospectus unless they have received written notice from a Participating Broker-Dealer of its prospectus delivery requirements under the Securities Act within five days following consummation of the Exchange Offer.

                                 LEGAL MATTERS

  The validity of the issuance of the New Notes will be passed upon for the Issuers by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations). Certain partners of Kirkland & Ellis are limited partners of Willis Stein.

                             INDEPENDENT AUDITORS

  The financial statements of the publishing division of Petersen Publishing Company at November 30, 1995 and September 30, 1996 and for each of the three years in the period ended November 30, 1995 and for the ten months ended September 30, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The Issuers and Holdings were formed in September 1996 to effect the Acquisition and, prior thereto, did not have any assets or liabilities or conduct any operations. The latest period for which financial information is included herein is as of and for the ten months ended September 30, 1996. As a result, separate financial statements of the Issuers and Holdings have not been included herein.

                         INDEX TO FINANCIAL STATEMENTS

                                                                       PAGE NO.
                                                                       --------
PETERSEN PUBLISHING COMPANY PUBLISHING DIVISION
  Report of Ernst & Young LLP, Independent Auditors...................   F-2
  Balance Sheets at November 30, 1995 and September 30, 1996..........   F-3
  Statements of Income and Divisional Equity (Capital Deficiency) for
   the years ended November 30, 1993, 1994 and 1995 and ten months
   ended September 30, 1995 (unaudited) and 1996......................   F-4
  Statements of Cash Flows for the years ended November 30, 1993, 1994 and 1995 and ten months ended September 30, 1995 (unaudited) and
   1996...............................................................   F-5
  Notes to Financial Statements.......................................   F-6

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Petersen Publishing Company

  We have audited the accompanying balance sheets of Petersen Publishing Company, Publishing Division, as of November 30, 1995 and September 30, 1996, and the related statements of income and divisional equity, and cash flows for each of the three years in the period ended November 30, 1995 and for the ten months ended September 30, 1996. Our audits also included the financial statement schedule listed in Item 21(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petersen Publishing Company, Publishing Division, at November 30, 1995 and September 30, 1996, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1995 and the ten months ended September 30, 1996, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Los Angeles, California
December 16, 1996

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      NOVEMBER 30, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
                       ASSETS
Current assets:
  Cash and cash equivalents.........................    $ 9,938       $12,453
  Short-term investments............................      3,744            55
  Accounts receivable, less allowance for doubtful
   accounts of $2,220 in 1995 and $1,871 in 1996....     18,535        18,777
  Inventories.......................................     21,347         8,518
  Other prepaid expenses and current assets.........      1,213         1,431
                                                        -------       -------
    Total current assets............................     54,777        41,234
Property and equipment, net.........................      7,784         5,241
Goodwill, net of accumulated amortization of $1,127
 in 1995 and $1,442 in 1996.........................      3,210         2,924
Other assets........................................      1,037         1,142
                                                        -------       -------
    Total assets....................................    $66,808       $50,541
                                                        =======       =======
LIABILITIES AND DIVISIONAL EQUITY (CAPITAL DEFICIEN-
                         CY)
Current liabilities:
  Accounts payable..................................    $10,436       $ 5,907
  Accrued payroll and related costs.................      6,116         5,614
  Customer incentives payable.......................      5,204         5,374
  Current portion of unearned subscription revenues,
   net of deferred subscription acquisition costs of
   $38,161 in 1995 and $40,313 in 1996..............     26,669        26,443
  Other accrued expenses and current liabilities....        592           687
                                                        -------       -------
    Total current liabilities.......................     49,017        44,025
Unearned subscription revenues, net of deferred
 subscription acquisition costs of $31,834 in 1995
 and $33,629 in 1996................................      7,183         6,546
Deferred state income taxes.........................      1,321         1,494
Other noncurrent liabilities........................        660           148
                                                        -------       -------
    Total liabilities...............................     58,181        52,213
Commitments and contingencies
Divisional equity (capital deficiency)..............      8,627        (1,672)
                                                        -------       -------
    Total liabilities and divisional equity (capital
     deficiency)....................................    $66,808       $50,541
                                                        =======       =======

                            See accompanying notes.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

        STATEMENTS OF INCOME AND DIVISIONAL EQUITY (CAPITAL DEFICIENCY)
                                 (IN THOUSANDS)

                                                             TEN MONTHS ENDED
                              YEARS ENDED NOVEMBER 30,        SEPTEMBER 30,
                             ----------------------------  --------------------
                               1993      1994      1995       1995       1996
                             --------  --------  --------  ----------- --------
                                                           (UNAUDITED)
Net revenues:
  Advertising..............  $105,101  $116,608  $123,410   $102,672   $112,025
  Newsstand................    37,507    40,048    39,889     33,326     34,318
  Subscriptions............    39,820    40,710    41,963     35,113     35,177
  Other....................     3,894     4,601     8,353      7,539      7,594
                             --------  --------  --------   --------   --------
    Total net revenues.....   186,322   201,967   213,615    178,650    189,114
Production, selling and
 other direct costs
 (including rent paid to a
 related party of $3,651,
 $3,939, $3,875, $3,185 and
 $3,778 in 1993, 1994, 1995
 and the ten months ended
 September 30, 1995 and
 1996).....................   141,562   149,182   171,112    140,436    148,713
                             --------  --------  --------   --------   --------
Gross profit...............    44,760    52,785    42,503     38,214     40,401
General and administrative
 expenses..................    35,604    33,267    28,145     23,537     24,650
                             --------  --------  --------   --------   --------
Income from operations.....     9,156    19,518    14,358     14,677     15,751
Interest income............      (317)     (476)     (549)      (428)      (537)
Interest expense...........       --        --        --         --         185
Gain on sale of assets.....       --        --        --         --      (1,554)
                             --------  --------  --------   --------   --------
Income before provision for
 income taxes..............     9,473    19,994    14,907     15,105     17,657
Provision for state income
 taxes.....................       251       698       549        458        331
                             --------  --------  --------   --------   --------
Net income.................     9,222    19,296    14,358     14,647     17,326
Divisional equity (capital
 deficiency) at beginning
 of period.................     4,126    (1,553)      361        361      8,627
Distribution of S
 corporation earnings......       --    (26,400)   (3,391)    (3,300)   (21,470)
Net change in advances to
 other divisions of the
 Company...................   (14,901)    9,018    (2,701)    (2,077)    (6,155)
                             --------  --------  --------   --------   --------
Divisional equity (capital
 deficiency) at end of
 period....................  $ (1,553) $    361  $  8,627   $  9,631   $ (1,672)
                             ========  ========  ========   ========   ========


                            See accompanying notes.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            TEN MONTHS ENDED
                              YEARS ENDED NOVEMBER 30,        SEPTEMBER 30,
                             ----------------------------  -------------------
                               1993      1994      1995       1995      1996
                             --------  --------  --------  ----------- -------
                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net income.................  $  9,222  $ 19,296  $ 14,358    $14,647   $17,326
Adjustments to reconcile
 net cash provided by
 operating activities:
  Depreciation and
   amortization............     3,137     3,118     3,439      2,704     2,704
  Allowance for doubtful
   accounts................       740       825       900        750        45
  Gain on sale of assets...       --        --        --         --     (1,554)
  Deferred state income
   taxes...................       --        416       406        339       173
Changes in operating assets
 and liabilities:
  Accounts receivable......    (2,711)   (1,758)     (197)     2,110      (287)
  Inventories..............      (796)   (1,204)  (11,846)    (7,028)   12,829
  Other prepaid expenses
   and current assets......      (389)     (162)      (84)        12      (217)
  Other assets.............       (22)      385      (255)      (363)     (158)
  Accounts payable.........    (4,828)    2,116     2,205     (2,443)   (4,529)
  Accrued payable and
   related costs...........     3,123       842      (602)      (526)     (502)
  Customer incentives
   payable.................        25       830       355        (13)      170
  Unearned subscription
   revenues, net...........     1,964     1,542     2,910     (2,485)     (863)
  Other accrued expenses
   and current
   liabilities.............       959     1,111    (2,294)    (2,337)       95
  Other noncurrent
   liabilities.............       256      (298)      298        163      (513)
                             --------  --------  --------    -------   -------
Net cash provided by
 operating activities......    10,680    27,059     9,593      5,530    24,719
INVESTING ACTIVITIES
Purchases of property and
 equipment.................    (4,739)   (2,866)   (4,423)    (3,492)     (768)
Purchases of magazines.....    (1,850)   (1,300)      --         --        --
Sales of investments.......    23,963     7,000     6,677      6,677     3,689
Purchases of investments...   (17,404)  (17,312)      --         --        --
Proceeds from sale of
 assets....................       --        --        --         --      2,500
                             --------  --------  --------    -------   -------
Net cash (used in) provided
 by investing activities...       (30)  (14,478)    2,254      3,185     5,421
FINANCING ACTIVITIES
Proceeds from bank
 borrowing.................       --        --        --         --     10,000
Repayment of bank
 borrowing.................       --        --        --         --    (10,000)
Distribution of S
 corporation earnings......       --    (26,400)   (3,391)    (3,300)  (21,470)
Net change in advances to
 other divisions of the
 Company...................   (14,901)    9,018    (2,701)    (2,077)   (6,155)
                             --------  --------  --------    -------   -------
Net cash used in financing
 activities................   (14,901)  (17,382)   (6,092)    (5,377)  (27,625)
                             --------  --------  --------    -------   -------
Increase (decrease) in cash
 and cash equivalents......    (4,251)   (4,801)    5,755      3,338     2,515
Cash and cash equivalents
 at beginning period.......    13,235     8,984     4,183      4,183     9,938
                             --------  --------  --------    -------   -------
Cash and cash equivalents
 at end of period..........  $  8,984  $  4,183  $  9,938    $ 7,521   $12,453
                             ========  ========  ========    =======   =======
Supplemental information:
  Income taxes paid........  $    563  $    342  $    263    $   120   $    40
  Interest received........       364       350       741        393       538
  Interest paid............       --        --        --         --        185

                            See accompanying notes.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                         NOTES TO FINANCIAL STATEMENTS
 (INFORMATION RELATED TO THE TEN MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  Petersen Publishing Company (the "Petersen Company") is a California corporation which is wholly-owned by the R.E. & M.M. Petersen Living Trust. The Publishing Division of the Petersen Company ("Petersen") is engaged in the publishing business with revenues generated primarily from the publication of various special interest magazines and the sale of related advertising, principally within the United States. The Petersen Company's other major division, which is excluded from these financial statements, rents and manages commercial real estate properties and operates ranch properties.

  The Petersen Company has elected to be taxed as an S corporation for federal and state income tax purposes.

 Basis of Presentation

  On August 15, 1996, the Company entered into an asset purchase agreement to sell substantially all of the assets of the Publishing Division to BrightView Communications Group, Inc. ("BrightView") for approximately $450,000,000, plus the assumption of certain liabilities. The acquisition was consummated on September 30, 1996.

  Although these financial statements present the Publishing Division's balance sheet as of the time of the sale, these financial statements have been prepared as if the Publishing Division will continue as a going concern and as a division of the Company. No adjustments have been made to reflect the purchase of assets, the assumption of liabilities by BrightView or the expenses incurred by Petersen Company related to the sale of Petersen.

  Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation.

 Cash Equivalents and Short-Term Investments

  Cash equivalents consist primarily of debt instruments with maturities of three months or less at the acquisition date. Short-term investments consist of state and local government debt securities (considered available-for-sale securities) with maturities greater than 90 days; however, none of Petersen's investments have maturities greater than one year. Petersen has no investments in equity securities. Short-term investments are carried at fair value which approximates cost.

 Inventories

  Inventories consist of paper held at a printing company and are stated at the lower of cost, which approximates the first-in, first-out method, or market.

 Deferred Subscription Acquisition Costs

  Deferred subscription acquisition costs consist primarily of agency commissions paid to obtain subscriptions and are amortized over the life of the related subscriptions.

 Depreciation and Amortization

  Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years except for leasehold improvements which are amortized over the lesser of 10 years or the life of the lease.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
 (INFORMATION RELATED TO THE TEN MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)


 Goodwill

  Goodwill is amortized using the straight-line method over its useful life of 15 years and resulted from the acquisitions of Sport, Bicycle Guide, and Sassy during fiscal years 1988, 1993, and 1994, respectively.

 Income Taxes

  The Petersen Company has elected to be taxed as an S corporation for federal and state income tax purposes. As such, the Petersen Company is not subject to U.S. federal income taxes or most state income taxes. Petersen reports the state income taxes to which it is subject under the liability method as required by Statement No. 109, "Accounting for Income Taxes," issued by the Financial Accounting Standards Board ("FASB"). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Revenue Recognition

  Advertising revenue, net of provisions for related rebates and discounts, is recognized at the "on sale" date of the publication containing the advertisement. Subscription revenue is deferred and recognized pro rata as fulfilled over the terms of such subscriptions and is recorded net of related agency commissions. Sales of magazines intended for retail distribution on newsstands are recorded at the time such publications are available for sale by distributors to the public and are reduced by an estimated provision for returns.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenues

  No customer accounted for over 10% of Petersen's revenues. Petersen's activities occur principally in the United States and revenues from outside the United States are less than 10% of Petersen's revenues.

 Advertising Expenses

  Petersen expenses the costs of advertising as incurred. Advertising expense (in thousands) for the years ended November 30, 1993, 1994 and 1995 and for the ten months ended September 30, 1995 and 1996, were $437, $495, $732, $718 and $700, respectively.

 General and Administrative Expenses

  General and administrative expenses incurred by the Petersen Company were allocated between Petersen and the Real Estate Division with the Real Estate Division's portion equal to 3% of that Division's revenue which, in the opinion of Petersen's management, approximates the portion of such expenses which apply to the Real Estate Division.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

  In accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the following methods and assumptions were used by Petersen in estimating its fair value disclosures for financial instruments:

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
 (INFORMATION RELATED TO THE TEN MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)


  Cash and Cash equivalents: The carrying amounts reported in the balance sheets approximate its fair value.

  Short-term investments: The carrying amounts reported in the balance sheets approximate their fair value based upon quoted market prices.

3. INVENTORIES

  Inventories consist of (in thousands):

                                                      NOVEMBER 30, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
     Paper...........................................   $16,330       $3,933
     Magazines in process............................     5,017        4,585
                                                        -------       ------
                                                        $21,347       $8,518
                                                        =======       ======

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of (in thousands):

                                                    NOVEMBER 30, SEPTEMBER 30,
                                                        1995         1996
                                                    ------------ -------------
     Buildings.....................................   $   518       $   436
     Machinery and equipment.......................    14,164        12,057
     Office furniture and fixtures.................     6,447         6,189
                                                      -------       -------
                                                       21,129        18,682
     Less accumulated depreciation and
      amortization.................................    13,345        13,441
                                                      -------       -------
                                                      $ 7,784       $ 5,241
                                                      =======       =======

  In February 1996, Petersen sold all of its assets relating to its pre-press operations for approximately $2,500,000 in cash, resulting in a gain of $1,554,000.

  In March 1995, the Financing Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), which is effective for the Company in fiscal 1997. The Company does not expect the adoption of SFAS No. 121 to have a material impact on the Company's financial position or results of operations.

5. NOTES PAYABLE

  As of November 30, 1995, the Petersen Company had $3,000,000 available under an unsecured revolving line of credit (the "Agreement"). During the ten months ended September 30, 1996, the Company renegotiated the terms of the Agreement increasing the amount available under the line to $10,000,000 and borrowed $10,000,000. The Agreement expires on December 27, 1996 and provides for interest at a fluctuating rate equal to the London Inter-bank Offered Rate plus 1.0% and is payable quarterly. The Agreement contains certain financial and nonfinancial covenants. The borrowings were repaid in full in March 1996.

6. INCOME TAXES

  The liability for federal income taxes of an S corporation is the obligation of the Petersen Company's stockholder. Therefore, no provision or liability for federal income taxes is included in the accompanying financial statements. The provision for income taxes is comprised of California franchise taxes at a rate of 1.5%, which is the rate applicable to taxable income of S corporations, and provisions for income taxes in certain other states in which Petersen has operations.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
 (INFORMATION RELATED TO THE TEN MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)


  The provision for income taxes consists of the following (in thousands):

                                                               TEN MONTHS ENDED
                                     YEARS ENDED NOVEMBER 30,    SEPTEMBER 30,
                                    -------------------------- -----------------
                                      1993     1994     1995     1995     1996
                                    -------- -------- -------- -------- --------
     State:
       Current..................... $    251 $    282 $    143 $    119 $    158
       Deferred....................      --       416      406      339      173
                                    -------- -------- -------- -------- --------
                                    $    251 $    698 $    549 $    458 $    331
                                    ======== ======== ======== ======== ========

  A reconciliation of the provision for income taxes computed by applying the federal statutory rate of 34% to income before income taxes and the reported provision for income taxes is as follows (in thousands):

                                                              TEN MONTHS
                                                                 ENDED
                                YEARS ENDED NOVEMBER 30,     SEPTEMBER 30,
                               ----------------------------  --------------  -----------
                                 1993      1994      1996     1995    1996
                               --------  --------  --------  ------  ------
    Income tax provision
     computed at statutory
     federal income tax rate.. $  3,221  $  6,798  $  5,068  $5,136  $6,003
    State income taxes........      251       698       549     458     331
    Effect of S Corporation
     election.................   (3,221)   (6,798)   (5,068) (5,136) (6,003)
                               --------  --------  --------  ------  ------
      Total provision......... $    251  $    698  $    549  $  458  $  331
                               ========  ========  ========  ======  ======

  Petersen had deferred tax assets and liabilities as follows (in thousands):

                                                      NOVEMBER 30, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
     Deferred tax asset:
       Accrued liabilities...........................   $   220      $    205
     Deferred tax liabilities:
       Subscription acquisition costs................    (1,541)       (1,699)
                                                        -------      --------
         Total deferred income tax liability.........   $(1,321)     $ (1,494)
                                                        =======      ========

7. PROFIT-SHARING RETIREMENT PLAN

  The Petersen Company has a profit-sharing retirement plan (the "Plan") for employees, which has been qualified for tax exempt status by the Internal Revenue Service. Under the Plan, the Petersen Company may, at its discretion, make annual contributions for all eligible employees not to exceed 15% of their aggregate annual compensation. Petersen's contributions (in thousands) to the Plan for the years ended November 30, 1993, 1994 and 1995 and for the ten months ended September 30, 1995 and 1996 were $3,001, $3,271, $1,294,
$1,080 and $1,083, respectively.

8. COMMITMENTS AND CONTINGENCIES

 Leases

  Rent expense through November 30, 1994 includes amounts charged by the Petersen Company's Real Estate Division to Petersen for the use of various office facilities owned by the Petersen Company which were used by

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
 (INFORMATION RELATED TO THE TEN MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED) Petersen for its principal operating and corporate headquarters. As of that date, the Petersen Company sold its corporate headquarters building, which was first occupied by Petersen in March 1993, to its stockholder and subsequent thereto Petersen's rent for this facility has been paid to the Petersen Company's stockholder in accordance with a lease which had an initial term of 15 years and expires November 30, 2009.

  In addition to the annual rentals, certain of the leases include renewal options and require payments of real estate taxes, insurance and other expenses.

  Rent expense is as follows (in thousands):

                                                       REAL ESTATE
                                                       DIVISION OR
                                                       SHAREHOLDER OTHERS TOTAL
                                                       ----------- ------ ------
     Year ended November 30:
       1993...........................................   $3,651    $1,290 $4,941
       1994...........................................    3,939     1,130  5,069
       1995...........................................    3,875     1,575  5,450
     Ten months ended:
       1995...........................................   $3,185    $1,251 $4,436
       1996...........................................    3,778     1,627  5,405

  At September 30, 1996, minimum future annual rentals under long-term leases are as follows (in thousands):

                                                     SHAREHOLDER OTHERS  TOTAL
                                                     ----------- ------ -------
       1996 (Two months ended November 30)..........   $   766   $  195 $   961
       1997.........................................     4,676    1,101   5,777
       1998.........................................     4,758      906   5,664
       1999.........................................     4,841      850   5,691
       2000.........................................     4,926      850   5,776
       2001.........................................     5,012      850   5,862
       Thereafter to 2009...........................    43,387    2,337  45,724
                                                       -------   ------ -------
                                                       $68,366   $7,089 $75,455
                                                       =======   ====== =======

 Contingencies

  Petersen is a party to various legal actions and disputes arising in the ordinary course of business. Management believes, based on the advice of counsel, that any resulting liabilities from these actions will not have a material adverse effect on the financial position of Petersen.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE ISSUERS SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................  iv
Summary..................................................................   1
Risk Factors.............................................................  18
The Transactions.........................................................  24
The Investors............................................................  25
Use of Proceeds..........................................................  25
Capitalization...........................................................  26
Unaudited Pro Forma Financial Data.......................................  27
Selected Historical Financial Data.......................................  35
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  36
Business.................................................................  42
Management...............................................................  56
Certain Transactions.....................................................  61
Security Ownership of Certain Beneficial Owners and Management...........  63
Limited Liability Company Agreement......................................  64
Description of Senior Credit Facility....................................  66
The Exchange Offer.......................................................  68
Description of the Notes.................................................  76
Certain Federal Income Tax Consequences.................................. 100
Plan of Distribution..................................................... 101
Legal Matters............................................................ 101
Index to Financial Statements............................................ F-1
Independent Auditors..................................................... F-2

 UNTIL MAY 12, 1997 (90 DAYS AFTER THE COMMENCEMENT OF THE EXCHANGE OFFER), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UN-SOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               ----------------

                                  PROSPECTUS

                               ----------------

                                 $100,000,000

                              PETERSEN PUBLISHING
                                COMPANY, L.L.C.

                            PETERSEN CAPITAL CORP.

                            OFFER TO EXCHANGE THEIR
                            11 1/8% SERIES B SENIOR
                              SUBORDINATED NOTES
                                   DUE 2006
                           FOR ANY AND ALL OF THEIR
                              OUTSTANDING 11 1/8%
                           SENIOR SUBORDINATED NOTES
                                   DUE 2006

                               FEBRUARY 10, 1997

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